Exhibit 2.1

Sale and Purchase Agreement

relating to the

Ingredients business of the VION Group

between

VION Holding N.V.

(as the Seller)

and

Darling International Inc.

(as the Purchaser)

Dated 5 October 2013

	6.15	Co-operation Group Companies related to insurance and funding	28
	6.16	Access to information	30
	6.17	SNP Agreement	31
7	COMPLETION		31
	7.1	Completion date and place	31
	7.2	Completion actions	32
	7.3	Breach of Completion obligations	34
	7.4	Acknowledgement of Notary and bank	35
8	Compensations		36
	8.1	Compensation for environmental, real estate and other issues	36
9	POST-COMPLETION OBLIGATIONS		36
	9.1	Terminated Profit Pooling Agreements	36
	9.2	Release of Guarantees	37
	9.3	Insurance	37
	9.4	Intra-group trade and other receivables/payables; Post-Completion receipts	38
	9.5	Use of names	38
	9.6	Retention of records	39
	9.7	Wrong Pocket	39
10	WARRANTIES		40
	10.1	Seller’s Warranties	40
	10.2	Purchaser’s Warranties	41
	10.3	Exclusion of certain DCC provisions	41
	10.4	No action	41
11	LIABILITY		41
	11.1	Liability of the Seller	41
	11.2	Time limitations	42
	11.3	Minimum claims	42
	11.4	Aggregate minimum claims	43
	11.5	Maximum liability	43
	11.6	Purchaser’s Awareness	44
	11.7	Source of remedy	44
	11.8	Escrow	44
	11.9	Provisions	45
	11.10	Matters arising after Signing	45
	11.11	Purchaser’s insurance	45
	11.12	Net financial benefit	46
	11.13	Breaches capable of remedy	46
	11.14	Mitigation of Losses	46

	11.15	Purchaser’s right to recover	46
	11.16	Double claims	46
	11.17	Liability of the Purchaser	47
	11.18	Fraud	47
12	TAX		47
13	CLAIMS		47
	13.1	Notification of potential claims	47
	13.2	Notification of claims	47
	13.3	Commencement of proceedings	48
	13.4	Investigation by the Seller	48
	13.5	Procedure for third-party claims	49
	13.6	Certain limitations	49
14	PURCHASER PARENT GUARANTEE		50
	14.1	Guarantee	50
	14.2	Claims under guarantee	50
15	RESTRICTIONS		50
16	CONFIDENTIALITY		51
	16.1	Announcements	51
	16.2	Confidentiality undertaking	51
17	MISCELLANEOUS		53
	17.1	Further assurances	53
	17.2	Entire agreement	53
	17.3	No assignment	53
	17.4	Invalidity	54
	17.5	Counterparts	54
	17.6	Waiver	54
	17.7	Amendment	54
	17.8	Third party rights	55
	17.9	No rescission	55
	17.10	No withholding and gross up	55
	17.11	Effects of termination	55
	17.12	Method of payment	56
	17.13	Costs	56
	17.14	Interest	56
	17.15	Notices	57
18	GOVERNING LAW AND DISPUTE RESOLUTION		57
	18.1	Governing law	57
	18.2	Dispute resolution	57
	18.3	Other disputes	58

Schedules

Schedule 1	Definitions and Interpretation	60
Schedule 2	Group Companies	75
Schedule 3	Additional Amount	80
Schedule 4	Leakage	81
Schedule 5	Purchase Price allocation principles	—
Schedule 6	Reorganisation	—
Schedule 7	Debt Settlement Plan	—
Schedule 8	Additional ICL Payment	92
Schedule 9	Notary Letter Principles	94
Schedule 10	Terminated Profit Pooling Agreements	99
Schedule 11	Guarantees	—
Schedule 12	Seller’s Warranties	104
Schedule 13	Purchaser’s Warranties	120
Schedule 14	Tax	121
Schedule 15	Parties’ details for Notices	134
Schedule 16	Data Room DVD	—
Schedule 17	Deeds of Transfer	135
Schedule 18	Escrow Agreement	—
Schedule 19	Overview Intra-Group Services	142
Schedule 20	Transitional Services Agreement	—
Schedule 21	BestHides JV	—
Schedule 22	Shares	143
Schedule 23	Accounts	—
Schedule 24	US Elections	144
Schedule 25	FX Agreements	—
Schedule 26	German real estate	146

Share Purchase Agreement

THIS AGREEMENT IS MADE BETWEEN:

(1)	VION Holding N.V., a limited liability company incorporated in the Netherlands, with corporate seat in Best and address at Noord Brabantlaan 303-307, 5657GB Eindhoven, and trade register number 17053901 (the “Seller”);

and

(2)	Darling International Inc., a company incorporated in the State of Delaware of the United States of America, with an address at 251 O’Connor Ridge Boulevard, Suite 300, Irving, Texas 75038 USA (the “Purchaser”),

WHEREAS:

(A)	The Seller is directly or indirectly the sole legal and beneficial owner (aandeelhouder) of all of the issued shares in the capital of each Share Seller, and each Share Seller is the sole legal and beneficial owner (aandeelhouder) of all of the issued shares in the capital of the Company set out opposite its name in Schedule 22 (Shares) (the “Shares”);

(B)	At Completion, the Companies will directly or indirectly be the sole legal and beneficial owner (aandeelhouder) of all of the shares in the companies as listed in Schedule 2 (Group Companies) (such listed companies, together with the Companies, the “Group Companies” or the “Group”);

(C)	The Group Companies together conduct the Business;

(D)	The Seller initiated a sale of the Shares through a controlled auction process and the Purchaser has been selected as purchaser of the Shares;

(E)	VION Holding N.V. and the Purchaser entered into a confidentiality letter dated June 14, 2013 (the “Confidentiality Letter”), pursuant to which certain confidential information relating to the Group was made available to the Purchaser and its Representatives;

(F)	The Seller gave the Purchaser and its Representatives (i) access to the Data Room, (ii) the opportunity to attend and participate in meetings with the Group’s management and relevant experts, and (iii) the opportunity to ask, and the Purchaser has received, answers to any questions it deemed necessary in relation to the Group. On that basis, the Purchaser and its Representatives have satisfactorily completed a comprehensive legal, commercial, technical, financial and Tax due diligence investigation with respect to the Group;

(G)	The Seller has received from the Purchaser evidence of committed financing for the Transaction (as set out in the Financing Documents);

(H)	Save as explicitly set out in this Agreement, the Seller and the Purchaser have obtained all internal and, to the extent possible, external approvals and consents required for the transactions contemplated by this Agreement; and

(I)	At Completion the Parties wish to enter into a transitional services agreement pursuant to which the Seller’s Group shall provide certain transitional services to the Group for a limited period following Completion,

Now, in consideration of the foregoing, the Seller wishes to sell and procure the transfer of the Shares, and the Purchaser wishes to purchase the Shares, on the terms and subject to the conditions set out in this Agreement (the “Transaction”).

IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the definitions and provisions of Schedule 1 (Definitions and Interpretation) shall apply throughout.

2	SALE, PURCHASE AND TRANSFER

2.1	Sale and purchase

On the terms and subject to the conditions of this Agreement, the Seller hereby procures the sale by the Share Sellers of the Shares to the Purchaser, which procures that the respective Share Purchasers purchases the Shares from the Seller as set out in Schedule 22 (Shares).

2.2	Transfer

At Completion, each Share Seller shall transfer all its Shares to the relevant Share Purchaser free from all Encumbrances and together with all rights and obligations attached to these Shares, and the relevant Share Purchaser shall accept the same.

2.3	Benefit and risk

Subject to Completion occurring, the Transaction shall be effective as of the Effective Date and consequently, subject to the other provisions of this Agreement, the benefit and risk of the Shares, and with that the benefit and risk of the Group, will be for the account of the Purchaser as of the Effective Date.

3	CONSIDERATION

3.1	Total Consideration

The aggregate amount to acquire the Shares, the Intercompany Seller Loans, the SNP Shares and SNP Loans (the “Total Consideration”) is as follows:

(a)	the Purchaser shall pay an amount equal to the nominal value of the Intercompany Seller Loans plus accrued interest and any other outstanding amounts thereunder up to and including the Completion Date (the “Assignment Consideration”) for the assignment of the Intercompany Seller Loans in accordance with Clause 6.9.2;

(b)	the Purchaser shall pay an amount equal to the SNP Purchase Price to fund the SNP Purchaser’s obligations under the SNP Agreement in accordance with Clause 6.17.2;

(c)	the Purchaser shall pay an aggregate amount for the Shares (the “Purchase Price”) equal to:

(i)	EUR 1,635,400,000 (one billion six hundred thirty five million four hundred thousand euro) minus the Assignment Consideration minus the SNP Purchase Price (the “Equity Value”); plus

(ii)	an amount in euro (the “Additional Amount”) to be calculated in accordance with Schedule 3 (Additional Amount); minus

(iii)	the Leakage Amount, determined in accordance with Schedule 4 (Leakage).

3.2	Payment of the Total Consideration

The Total Consideration is payable in cash by the Purchaser. The Purchaser shall not have any right of set-off against, deduction from or suspension of payment of the Total Consideration at Completion, except pursuant to Clause 6.9.7.

3.3	Allocation

As soon as reasonably practicable after the Signing Date, the Parties shall enter into good faith discussions to determine, subject to Clause 3.4 (Adjustment of the Purchase Price), the allocation of the Purchase Price amongst VION Ingredients Nederland (Holding) B.V., VION Ingredients International (Holding) B.V., VION Ingredients Germany GmbH (excluding its direct or indirect interests in Sobel Holding GmbH and BestHides GmbH), Sobel Holding GmbH and BestHides GmbH, in each case including their direct and indirect subsidiaries unless explicitly stated otherwise, (the “Allocation Companies”) based on the principles set out in Schedule 5 (Purchase Price allocation principles) and the Seller’s Group and the Purchaser’s Group shall adopt such agreed allocation for all purposes, including in respect of Tax.

3.4	Adjustment of the Purchase Price

If any payment is made by the Seller to the Purchaser or by the Purchaser to the Seller pursuant to this Agreement, then the portion of the Purchase Price allocated in Schedule 5 (Purchase Price allocation) to the Shares to which the payment most closely relates, shall be deemed to be adjusted by the amount of such payment in a manner consistent with the method of allocation of the Purchase Price, pursuant to Clause 3.3 (Allocation).

4	COMPLETION CONDITIONS

4.1	Conditions

Completion is conditional upon satisfaction or waiver of the following conditions precedent (the “Completion Conditions” and each a “Completion Condition”):

4.1.1	All obligatory and suspensory (pre-)notifications and filings with the Competition Authorities in connection with the Transaction (the “Merger Clearance Filings”) having been made and that each such Competition Authority, to the extent required before Completion, shall either have:

(a)	given the approvals, consents or clearances required under relevant applicable Law for the completion of the Transaction;

(b)	rendered a decision that no approval, consent or clearance is required under relevant applicable Law for completion of the Transaction;

(c)	failed to render a decision within the applicable waiting period under relevant Law applicable and such failure is considered under such Law to be a grant of all requisite approvals, consents or clearances under such Law; or

(d)	referred the Transaction or any part thereof to another competition authority in accordance with relevant applicable Law and that one of the requirements listed in items (a) through (c) above has been fulfilled in respect of such other competition authority;

4.1.2	The provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2000) shall have been complied with. The co-determination procedure in respect of the Transaction (including the Reorganisation) and the financing package and related guarantee and security package proposed by the Purchaser (together the “Consultation Matters”) pursuant to section 25 of the Dutch Works Council Act (Wet op de Ondernemingsraden) shall have been completed to the reasonable satisfaction of the Seller, and, to the extent such co-determination procedure or any outcome thereof may have a material impact on the Group post-Completion (which may also be non-monetary in nature), to the reasonable satisfaction of the Purchaser, such compliant and satisfactory completion to mean with respect to all Consultation Matters:

(a)	the receipt by the Seller from each Works Council of:

(i)	an unconditional advice allowing all Consultation Matters to proceed in accordance with the provisions of this Agreement; or

(ii)	an advice allowing all Consultation Matters to proceed in accordance with the provisions of this Agreement with conditions reasonably acceptable to the Seller and, to the extent such advice may have a material impact on the Group post-Completion, reasonably acceptable to the Purchaser; or

(b)	the irrevocable and unconditional waiver by each relevant Works Council of its right to render an advice in respect of the Consultation Matters;

and such compliant and satisfactory completion to mean only with respect to the Transaction (including the Reorganisation), also:

(c)	the adoption of a resolution in respect of the Transaction that deviates from the VION Central Works Council’s advice and expiry of the applicable waiting period pursuant to the Dutch Works Council Act, without any Works Council initiating legal proceedings to appeal the proposed decision to enter into the Transaction (including the Reorganisation) or, if any such proceedings are initiated, same having been resolved to the reasonable satisfaction of the Seller and the Purchaser, and provided further that the Group Works Council’s pre-advice regarding the Transaction (including the Reorganisation) at least meets the requirements set out under (a) or (b) above.

4.1.3	The Reorganisation and the Debt Settlement Plan having been completed.

5	RESPONSIBILITY FOR SATISFACTION

5.1	General

Except as otherwise provided in this Clause, the Seller and the Purchaser shall each use reasonable efforts to ensure satisfaction of and compliance with all of the Completion Conditions as soon as reasonably possible.

5.2	Merger Clearance Filings

5.2.1	Subject to Clause 5.2.2 the Purchaser shall:

(a)	as soon as practicable, and in any event no later than ten (10) Business Days after all relevant information as required by Law or requested by the respective Competition Authorities has been provided by the Seller to the Purchaser, and provided that the Seller has given the approval described in provision (ii) below of this sub-paragraph (a), prepare and file with the Competition Authorities the Merger Clearance Filings (or if required by Law, the relevant pre-notification thereof) necessary to satisfy the Completion Condition set out in Clause 4.1.1, provided that the Seller and its legal counsel shall have the right to (i) review and comment upon any Merger Clearance Filings for a reasonable period prior to such filing, such comments to be reasonably adopted by the Purchaser to the extent they relate to the Group and its business and (ii) approve any Merger Clearance Filings to the extent the Merger Clearance Filings relate to the market definitions used which approval shall not be unreasonably withheld or delayed; and

(b)	supply as promptly as practicable any additional information and documentation that may be requested by any Competition Authority in connection with the Merger Clearance Filings, provided that, with respect to any written submission, information or documentation, the Seller and its legal counsel shall have the right to (i) review and comment upon such written submission, information or documentation for a reasonable period prior to submission, such comments to be reasonably adopted by the Purchaser to the extent they relate to the Group and its business and (ii) approve such written submission to the extent the Merger Clearance Filings relate to the market definitions used which approval shall not be unreasonably withheld or delayed.

5.2.2	The Seller shall procure that the Company or the relevant Group Companies shall make available to the Purchaser all information and documentation available to the Group that is reasonably necessary to make or supplement all relevant Merger Clearance Filings or is specifically requested by any Competition Authority. However, the Purchaser shall be solely responsible for submitting all Merger Clearance Filings to the relevant Competition Authorities unless otherwise required by Law.

5.2.3	The Purchaser shall (i) provide the Seller and its legal counsel with drafts of all written communications intended to be submitted to any Competition Authority, (ii) give the Seller and its legal counsel a reasonable opportunity to comment on such communications, such comments to be reasonably adopted by the Purchaser to the extent they relate to the Group and the Business and the market definitions used, and (iii) provide the Seller and its legal counsel with final copies of all such communications. To the extent deemed reasonably appropriate under the circumstances by the Purchaser, the Seller’s legal counsel shall also be provided the opportunity to participate in all meetings and phone calls with any Competition Authority in the context of a Merger Clearance Filing. In due course after any phone call with any Competition Authority in the context of a Merger Clearance Filing in which neither the Seller nor its legal counsel participated the Purchaser shall provide the Seller with a report of such phone call. The Purchaser shall have the right to participate in all meetings and phone calls with any Competition Authority involving the Seller. Business secrets and other confidential information may be redacted and kept confidential so long as each Party acts reasonably in identifying such material for redaction and to the extent relevant to the Merger Clearance Filings such unredacted information is shared on a confidential counsel-to-counsel basis only.

5.2.4	The Purchaser shall bear all filing fees (including, but not limited to, any fees charged by the relevant Competition Authorities, but excluding fees of the Seller’s advisers) and other similar costs incurred in relation to any Merger Clearance Filings, and similar filings to be made in any jurisdiction in connection with the Purchaser’s acquisition of the Shares (excluding all internal overhead costs incurred by any member of the Seller’s Group or any Group Company in relation to any such filings), and shall also bear all costs, penalties (including penalties imposed on any member of the Seller’s Group) and fines resulting from not making (timely or correct) Merger Clearance Filings in any jurisdiction where a Merger Clearance Filing should have taken place unless failure to make a (timely or correct) Merger Clearance Filing is the direct result of a material breach of an obligation of the Seller under Clauses 5.2.2 or 5.2.3 or a failure by the Seller to provide accurate turnover information.

5.2.5	The Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, refrain from carrying out any voluntary action (including making or agreeing to make any acquisition or investment as to which it does not already have publicly announced contractual obligations) or omitting anything that could, directly or indirectly, cause delay, hinder, impede or prejudice satisfaction of the Completion Condition set out in Clause 4.1.1.

5.2.6	The Purchaser shall take any action that may be required in order to obtain clearance for the Transaction from the Competition Authorities, including by offering and/or agreeing to perform any disposition of assets or businesses and/or to perform any behavioural remedies that may be necessary to obtain clearance from the Competition Authorities.

5.3	Works Council

5.3.1	The Seller and the Purchaser shall use all reasonable efforts to:

(a)	take any such action as may reasonably be required, including negotiating in good faith any changes to this Agreement, if necessary, to satisfy the Completion Condition set out in Clause 4.1.2; and

(b)	(promptly) co-operate with and (as promptly as practicable) provide all necessary information and assistance reasonably required by each Works Council.

5.3.2	To the extent that the reasonable actions as per Clause 5.3.1 may include that the final arrangements to be agreed upon with each Works Council are or will continue to be binding on the Seller’s Group upon or after Completion, such arrangements shall always be subject to final approval of the Seller, which approval shall not be unreasonably withheld or delayed. To the extent such arrangements may have a material impact on the Group post-Completion (which may also be non-monetary in nature), such arrangements shall always be subject to final approval of the Purchaser, which approval shall not be unreasonably withheld or delayed. Without any binding obligation to agree to any changes to this Agreement and/or the terms of the Transaction agreed herein, the Seller and the Purchaser shall negotiate on the changes (if any) to this Agreement which are appropriate under the circumstances, bearing in mind the intent and purpose of the terms and conditions set forth in this Agreement. The Seller and the Purchaser agree and acknowledge that such negotiations should take place in good faith and as far as reasonably possible should be consistent with the understandings of the Parties reflected in this Agreement.

5.4	Reorganisation and Debt Settlement Plan

The Seller and the Purchaser agree and acknowledge that all documents that are necessary to implement the Reorganisation and the Debt Settlement Plan shall in first instance be prepared by the Seller and shall include all reasonable comments provided by the Purchaser before being executed.

5.5	Cooperation to complete the Transaction

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or any other person challenging (any part of) the Transaction, each Party shall cooperate in all reasonable respects with the other Parties and use all reasonable efforts to defend, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that reasonably prohibits, prevents or restricts the consummation of the Transaction. If and to the extent such administrative or judicial action or proceeding is not vacated, lifted, reversed or overturned prior to the date occurring six (6) months after the Signing Date, each of the Seller and the Purchaser may, in its sole discretion, terminate this Agreement by notice to the other Parties, provided that a Party cannot give such termination notice if it is in default of its material obligations under this Clause 5 (Responsibility for satisfaction).

5.6	Satisfaction and waiver of Completion Conditions

5.6.1	Each Party shall inform the other Parties in writing within two (2) Business Days of becoming aware of (i) the satisfaction of the Completion Conditions set out in Clauses 4.1.1, 4.1.2 or 4.1.3 or (ii) any circumstance that will or is likely to result in a failure to satisfy such Completion Conditions.

5.6.2	The Completion Conditions set out in Clauses 4.1.1 and 4.1.2 may only be waived by written agreement between the Seller and the Purchaser. The Completion Condition set out in Clause 4.1.3 may only be waived in writing by the Purchaser.

5.7	Long stop date

5.7.1	If any of the Completion Conditions set out in Clauses 4.1.1 or 4.1.2 is not satisfied or waived on or before the date occurring six (6) months following the Signing Date either of the Seller or the Purchaser may, in its sole discretion, terminate this Agreement by notice to the other Parties, provided that a Party cannot give such termination notice if it is in default of its material obligations under this Clause 5 (Responsibility for satisfaction).

5.7.2	If the Completion Condition set out in Clause 4.1.3 is not satisfied or waived on or before the date occurring six (6) months following the Signing Date the Purchaser may, in its sole discretion, terminate this Agreement by notice to the Seller, provided that the Purchaser cannot give such termination notice if it is in default of its material obligations under this Clause 5 (Responsibility for Satisfaction).

5.7.3	The provisions of Clauses 5.7.1 and 5.7.2 shall be in addition and without prejudice to any other rights and remedies available to the Seller and the Purchaser under or otherwise in connection with this Agreement and under Law, including any right to claim compensation of Losses, taking into account any applicable limitations of liability, and specific performance (nakoming).

6	PRE-COMPLETION COVENANTS

6.1	General conduct of business

Subject to Clause 6.3 (Excused conduct), the Seller shall use all reasonable efforts to procure that between Signing and Completion each Group Company shall:

(a)	carry on its business activities as a going concern in the Ordinary Course of Business;

(b)	preserve its present business organisations, lines of business and its relationships with customers, suppliers and other third parties, in each case, in the Ordinary Course of Business;

(c)	in all material respects, keep current, and comply with the terms and conditions of, all licences, permits, authorisations, certificates, approvals and registrations required under Law and/or necessary for the conduct of each Group Company’s business activities; and

(d)	in all material respects, comply with Law, including Environmental Laws and all export, import, food and feed safety, animal by-products, pharmaceutical or similar Laws.

6.2	Consent matters

6.2.1	Without prejudice to the generality of Clause 6.1 (General conduct of business) and subject to Clause 6.3 (Excused conduct), the Seller shall use all reasonable efforts to procure that between Signing and Completion each member of the Group shall not, other than to the extent expressly provided in this Agreement, without the prior written consent of the Purchaser pursuant to Clause 6.2.2:

(a)	make any substantial change in the nature or organisation of its Business or discontinue or cease to operate all or a material part of its Business;

(b)	pass or adopt any resolution of its shareholders, whether in a general meeting or otherwise, except to the extent required to comply with this Agreement, including implementation of the Reorganisation and the Debt Settlement Plan;

(c)	incur any additional borrowings or incur any other financial indebtedness with any Person outside the Seller’s Group in excess of EUR 15,000,000 (fifteen million euro) in aggregate, provided that insofar these are incurred by a Group Company towards a member of the Seller’s Group (excluding the Group Companies) they shall be included in the settlement mechanism pursuant to Clause 6.9 (Intercompany Loans);

(d)	enter into any agreement or incur any commitment involving any capital expenditure, except for any capital expenditure in accordance with the Group’s capex plan as Disclosed in the Data Room under reference 1.3.1.1.5 described as Vion Ingredients Q2 forecast report;

(e)	enter into or alter or amend any term of any agreement between any member of the Seller’s Group (excluding the Group Companies) and any Group Company, including any Intercompany Loan, Intra-Group Services, FX Agreements or Supply Agreement, save concluding agreements in the Ordinary Course of Business or pursuant to the terms of existing framework agreements which have been Disclosed;

(f)	enter into any contract, agreement or lease that materially restrains, restricts, limits or impedes the ability of any Group Company to compete with or conduct any business or line of business in any geographic area or to solicit the employment of any person;

(g)	sell, lease, license or otherwise dispose of or encumber any of the properties or assets of any Group Company other than (i) the disposal of inventory, properties or assets in the Ordinary Course of Business or (ii) that which would not have a material effect to the Business;

(h)	change the accounting date or take any action to make any change in any Group Company’s method of accounting or audit practices, except as required by a change in Law or IFRS;

(i)	except in the Ordinary Course of Business, amend any Tax Return, claim any refund of Taxes with any Tax Authority, make or change any Tax election, terminate or change any profit and loss pooling agreement or change a fiscal year or any restructuring measure which could result in the realisation of hidden reserves, the triggering of Tax-related periods for German Tax purposes, including holding periods, periods regarding “tainted shares” and monitoring periods;

(j)	collect its debts or pay its creditors other than in the Ordinary Course of Business or as required by the Existing Bank Facilities;

(k)	create, allot and/or issue, or allow to be created, allotted and/or issued, any share or similar security in the capital of any Group Company or any options, warrants, bonds, depositary receipts or similar instruments of any Group Company, in each case, to a Person other than a member of the Group;

(l)	repay, redeem, cancel and/or repurchase, or allow to be repaid, redeemed, cancelled and/or repurchased, any share capital (or equivalent in any relevant jurisdiction) of any Group Company to a person other than a member of the Group;

(m)	declare, make or (re-)pay any dividend to any Person other than a member of the Group;

(n)	take any action to (i) amend the articles of association of any Group Company in any material respect, (ii) procure a legal merger, legal demerger, insolvency, bankruptcy, dissolution, suspension of payments or liquidation of any Group Company, (iii) apply for the listing of any debt or equity or equity-related securities on any stock exchange and/or (iv) enter into any transaction which affects the legal status of any Group Company;

(o)	acquire or agree to acquire any share(s) or other similar interest in any Person other than a Group Company;

(p)	enter into or modify any agreement with any Person who participates, directly or indirectly, in any Group Company which is not wholly owned by a Group Company regarding such Person’s participation in or exit from the relevant Group Company;

(q)	materially adjust or alter the terms of employment of any Key Employee or any significant group of employees or consultants (including remuneration, pension entitlements and other benefits), save (i) to the extent in the Ordinary Course of Business or (ii) to the extent in accordance with existing binding agreements (including applicable collective labour agreements) which have been Disclosed to the Purchaser;

(r)	engage or appoint any additional employee or consultant on a total gross remuneration of greater than EUR 150,000 (one hundred fifty thousand euro) per annum;

(s)	make or agree to make any material arrangements with any trade unions representing any significant number of employees of any Group Company or any Works Council(s) of any of the Group Companies;

(t)	cancel, terminate, materially modify, fail to pay the relevant premiums or otherwise knowingly allow to lapse any material insurance policy providing coverage for events, occurrences or accidents occurring prior to Completion to the extent they relate to any of the Group Companies;

(u)	commence or settle any litigation, arbitration or other legal or administrative proceedings where the amount in dispute exceeds EUR 2,500,000 (two million five hundred thousand euro) in aggregate or the outcome of the matter may otherwise have a Material Adverse Effect, other than to the extent that such litigation, arbitration or other legal proceedings relate solely to the collection of debts owed to a Group Company in the Ordinary Course of Business;

(v)	waive or consent to extend any period of limitations for the assessment or payment of Tax, or enter into any settlement, agreement or compromise with, waive any claim against, or execute any transaction of any kind with a Tax Authority, save to the extent in the Ordinary Course of Business; or

(w)	finalize the negotiations on the Interpolis Agreement;

(x)	authorise or enter into any agreement or commitment with respect to any of the actions set out under (a) through (v) above.

6.2.2	A request for written consent as set forth in Clause 6.2.1 shall be addressed by email with subject line “Clause 6.2.1 - Request for Consent” to Messrs Randall C. Stuewe (at RStuewe@darlingii.com), John O. Muse (at JMuse@darlingii.com), John Bullock (at JBullock@darlingii.com), Colin T. Stevenson (at CTStevenson@darlingii.com) and John F. Sterling (at JSterling@darlingii.com). A response to such a written request for consent as set forth in Clause 6.2.1 shall be provided by e-mail to the requesting Representative of the Seller’s Group within three (3) Business Days after the time of sending of the request. In the event such response is not received within three (3) Business Days, consent will be deemed to have been given by the Purchaser to the requesting Representative of the Seller’s Group.

6.3	Excused conduct

6.3.1	Clause 6.1 (General conduct of business) and Clause 6.2 (Consent matters) shall not operate so as to restrict or prevent:

(a)	the acquisition of the shares in the capital of Sonac Australia Pty Ltd not held by VION Ingredients International (Holding) B.V. by the latter from Sonac (China) Biology Co. Ltd and Mr. Hekuan Wu for an aggregate purchase price not exceeding AUD 1,500,000 (one million and five hundred thousand Australian Dollars);

(b)	the entering into of a shareholders agreement in respect of BestHides GmbH between a member of the Seller’s Group (other than a Group Company) and a Group Company, in the form annexed as Schedule 21 (BestHides JV);

(c)	the filing with relevant company registration authorities in the PRC in connection with the change of registered shareholders of (i) Rousselot (Zhejiang) Gelatin Co., Ltd. from Sobel N.V. to Eco-Vion Belgium N.V., (ii) Rousselot (Da’an) Gelatin Co., Ltd. from Sobel N.V. to Eco-Vion Belgium N.V. and (iii) Rousselot (Guangdong) Gelatin Co., Ltd. from Rousselot France SAS to Rousselot GmbH;

(d)	any actions set out in Schedule 6 (Reorganisation) or Schedule 7 (Debt Settlement Plan) taken in connection with the Reorganisation or the Debt Settlement Plan;

(e)	any act or conduct which any Group Company is required to take, or omit to take, as a result of, or in order to comply with any Law or its obligations under this Agreement (other than Clause 6.1 (General conduct of business) and Clause 6.2 (Consent matters));

(f)	the completion or performance of any obligations pursuant to any contract or arrangement entered into by any member of the Seller’s Group prior to the Signing Date; and

(g)	the transfer of (i) all of the shares in the capital of CTH GmbH held by Combinatie Teijsen v.d. Hengel (C.T.H.) Holding B.V. to VION Ingredients Germany GmbH and (ii) all of the shares in the capital of CTH Vastgoed B.V. held by Combinatie Teijsen v.d. Hengel (C.T.H.) Holding B.V. to VION Ingredients Nederland (Holding) B.V., for an aggregate purchase price not exceeding EUR 21,009,000 (twenty-one million nine thousand euro), which takes into account the repayment of all shareholder loans owed by CTH Vastgoed B.V. to Combinatie Teijsen v.d. Hengel (C.T.H.) Holding B.V. in full.

6.3.2	The Purchaser shall not invoke the provisions of Clause 6.1 (General Conduct of Business) against the Seller or withhold, condition or delay its consent under Clause 6.2 (Consent matters) if such would materially adversely affect the value of the Group.

6.3.3	It is further agreed and acknowledged that:

(a)	in applying and enforcing Clause 6.1 (General conduct of business) and Clause 6.2 (Consent matters), the Seller and the Purchaser shall act vis-à-vis each other in accordance with the principles of reasonableness and fairness giving due consideration to all relevant circumstances; and

(b)	if and to the extent circumstances require immediate action from the Seller or the management of the Group to mitigate any Losses and if and to the extent the Seller is not reasonably able to timely request the consent of the Purchaser or await a response from the Purchaser to such request, no such consent shall be required, provided that the Seller shall inform the Purchaser of any such situation as soon as reasonably practicable thereafter and procure that no further action is taken until after the consent of the Purchaser has been sought pursuant to Clauses 6.2.1 and 6.2.2.

6.4	SPS Pension Fund

6.4.1	Until Completion, the Seller shall use all reasonable efforts to procure that the new Interpolis insurance contract between Interpolis and SPS Pension Fund that is currently negotiated by the SPS Pension Fund and Interpolis and which shall apply as from 31 December 2013:

(a)	will provide full and adequate insured coverage for any and all liabilities and obligations of the SPS Pension Fund, the Group Companies and any other company which is currently participating or has participated in the SPS Pension Fund, towards any (former) employee of such company as from 31 December 2013;

(b)	shall have a premium as moderate as reasonably possible charged to any Group Companies during the new contract term of the new Interpolis insurance contract;

(c)	shall not include any conditional obligation for any Group Company to pay any additional premium over and above the annual agreed premium during the new contract term with Interpolis as is currently still included in the Interpolis Agreement; and

(d)	will not include any obligation(s) for the SPS Pension Fund or the Group Companies that will result in a Equity ratio funding requirement for the SPS Pension Fund beyond one per cent (1%) of the gross technical provisions as required by the Dutch Central Bank, and the Seller shall keep the Purchaser informed on the status of the negotiations between Interpolis and SPS Pension Fund and to the extent possible, the Purchaser and its professional advisers shall be allowed every opportunity to weigh in on the discussions between Interpolis and SPS Pension Fund, it being acknowledged by the Purchaser that the Interpolis Agreement shall form the basis for the negotiations between Interpolis and SPS Pension Fund.

6.4.2	The Seller shall compensate the Purchaser and each Group Company for any Losses suffered or incurred by a Group Company as a result of or in connection with Benefit Arrangements for employees other than those that have been or are currently employed by the Group.

6.5	Cash pooling

6.5.1	The Seller shall procure that as of Signing no Group Company shall incur any materialized loss or make any actual payment under a cash pool or netting arrangement for the benefit of any Person other than a Group Company.

6.5.2	The Seller shall procure that the Group Companies are released from any obligations under any cash pool or netting arrangement towards any Person other than the Group Companies no later than at Completion. The Seller shall use all reasonable efforts to arrange a cash pool exclusively for the Group Companies on terms approved by the Purchaser upon such release, which approval shall not be unreasonably withheld or delayed.

6.6	FX Agreements

6.6.1	The Parties acknowledge and agree that between Signing and Completion new FX Agreements may be entered into by any Group Company with VION Financial Services B.V. in the Ordinary Course of Business and at arm’s length terms. The Seller shall procure that all positions under the FX Agreements are unwound and the FX Agreements are terminated, in each case on customary terms, as close as reasonably possible to, but no later than, Completion, it being understood that neither VION Financial Services B.V. nor any Group Company shall pay any administrative costs (including costs related to break fees) as a result of unwinding positions under the FX Agreements in accordance with this Clause 6.6 (FX Agreements), such administrative costs (including costs related to break fees) to be paid by the Seller.

6.6.2	The Seller shall arrange settlement of liabilities arising from the unwinding of positions under the FX Agreements referenced in Clause 6.6.1 between the Group Company and VION Financial Services B.V. prior to or at Completion on customary terms and shall use all reasonable efforts to procure that, with effect from Completion, the relevant Group Companies enter into such alternative currency hedging agreements as reasonably requested by the Purchaser.

6.6.3	As, subject to Completion occurring and the other terms of this Agreement, the benefit and risk to the Group passes as of the Effective Date, the Parties acknowledge and agree that any payment by or on behalf of a Group Company to the Seller’s Group, or vice versa, pursuant to this Clause 6.6 (FX Agreements), other than any administrative costs or break fees as contemplated in the final sentence of Clause 6.6.1 shall not affect the Equity Value and shall hence neither constitute Leakage nor otherwise lead to any adjustment of the Purchase Price, provided that the FX Agreements are entered into in the Ordinary Course of Business and at arm’s length terms.

6.6.4	The Seller shall deliver a notice to the Purchaser no later than two (2) Business Days before the date on which Completion is envisaged to take place. Such notice shall specify each settlement made in accordance with this Clause 6.6 (FX Agreements).

6.7	Reorganisation

6.7.1	The Seller shall procure that, on or before the fifth (5th) Business Day after satisfaction or waiver under Clause 5.6.2 of the Completion Conditions set out in Clauses 4.1.1 and 4.1.2, the Reorganisation as set forth in Schedule 6 (Reorganisation) has been completed.

6.7.2	The obligations to pay the respective purchase prices for share transfers under the relevant sale agreements that are part of the Reorganisation are deemed Intercompany Loans solely for the purposes of Clauses 6.9.1 and 6.9.2 and shall be eliminated in accordance with Clause 6.9 (Intercompany Loans). For the avoidance of doubt, any payment or other form of settlement of any payment obligation pursuant to this Clause 6.7.2 shall be disregarded for the purpose of calculation the Incremental ICL Balance.

6.7.3	Because the transactions contemplated by the Reorganisation and their valuation have already been taken into account in deriving the Equity Value, the Parties acknowledge and agree that any payment or other form of settlement of any payment obligation by or on behalf of a Group Company to the Seller’s Group (excluding the Group Companies) or by or on behalf of the Seller’s Group (excluding the Group Companies) to a Group Company pursuant to Clause 6.7.2 shall not affect the Equity Value and shall hence neither constitute Leakage nor otherwise lead to any adjustment of the Purchase Price.

6.7.4	The Seller shall use all its best efforts to obtain written confirmation from the Dutch Tax Authorities of the Dutch tax consequences of the Step-up Transaction, including the valuation of the assets effectively transferred and the amortization period of the goodwill created as a result of the Step-up Transaction. The Seller shall provide the Purchaser with drafts of all written communication to the Dutch Tax Authorities and shall accept all reasonable comments. To the extent acceptable to the Dutch Tax Authorities, the Seller shall provide the Purchaser the opportunity to participate in all meetings and phone calls with the Dutch Tax Authorities. The Seller shall use all its best efforts to procure that as a result of the Step-up Transaction the Dutch Group Companies are for Dutch CIT purposes deemed to realize an aggregate capital gain allocable to the transfer of goodwill of approximately EUR 130,000,000 (one hundred and thirty million euros) upon Completion pursuant to the application of Section 15ai CITA. Notwithstanding the foregoing, the Seller shall not be obliged to procure that the Step-up Transaction results in the Dutch Group Companies realizing a deemed capital gain for Dutch CIT purposes upon Completion pursuant to the application of Section 15ai CITA in excess of EUR 130,000,000 (one hundred and thirty million euros).

6.8	Conversion of legal entities and certain United States Tax elections

6.8.1	If and to the extent requested by the Purchaser (such request to describe in reasonable detail the purpose and consequences of the requested steps, actions and filings), the Seller shall, and shall cause its Affiliates to, cooperate with the Purchaser and take all reasonable steps, actions, and filings in connection with the conversion of any Group Company into a different legal entity, which may be reasonably requested by the Purchaser to be effectuated or effective prior to the Completion Date.

6.8.2	If and to the extent reasonably requested by the Purchaser (such request to describe in reasonable detail the purpose and consequences of the requested steps and actions) and subject to the prior consent of the Existing Lenders, the Reorganisation and the Debt Settlement Plan may, at Purchaser’s cost, be amended between Signing and Completion to facilitate the Tax planning of the Purchaser and the Group with effect from Completion, and subject to Clause 5.4, the Seller shall, and shall cause its Affiliates to, cooperate with the Purchaser and take all reasonable steps and actions to implement such revised steps of the Reorganisation and the Debt Settlement Plan. Notwithstanding Clause 6.8.4, if and to the extent Seller or any member of Seller’s Group may be prejudiced in any manner by taking any such step or action as requested by Purchaser, Seller shall not be obliged to cooperate or cause its Affiliates to cooperate.

6.8.3	Schedule 24 (US Elections) sets forth the entities with respect to which elections for United States income tax purposes under United States Treasury Regulation Section 301.7701-3 to treat such entities as fiscally transparent entities shall have been made by Seller or its Affiliates effective prior the Completion Date and the effective date of the Reorganisation.

6.8.4	The Purchaser shall be responsible for, and shall compensate the Seller for, all Taxes and reasonable costs and expenses that would not have been incurred but for the conversions or elections described in Clauses 6.8.1 to 6.8.3 (included), including reasonable advisor costs incurred in connection with the assessment of the consequences that may result from the cooperation requested by Purchaser (the “Conversion Costs”).

6.9	Intercompany Loans

6.9.1	The Seller shall procure in accordance with the Debt Settlement Plan that at Completion:

(a)	all Intercompany Loans provided by a Group Company to a member of the Seller’s Group (excluding the Group Companies) as existing immediately prior to the Completion Date (the “Intercompany Group Loans”) are assigned by the relevant Group Company to VION Ingredients International (Holding) B.V.; and

(b)	VION Ingredients International (Holding) B.V. declares as dividend and distributes to its shareholder VION International B.V. the Intercompany Group Loans; or

(c)	through any other steps agreed upon between the Seller and the Purchaser, the Intercompany Group Loans are transferred, cancelled, distributed, contributed or otherwise treated in such manner that they shall no longer exist between a Group Company as a creditor and a member of the Seller’s Group (excluding the Group Companies) as a debtor.

6.9.2	The Seller shall procure in accordance with the Debt Settlement Plan that at Completion all Intercompany Loans provided by a member of the Seller’s Group (excluding the Group Companies)(each a “Seller Assignor”) to a Group Company as existing immediately prior to the Completion Date and for which the Debt Settlement Plan provides that these will be assigned (the “Intercompany Seller Loans”) are assigned by the relevant Seller Assignor to the Purchaser or any other member of the Purchaser’s Group (each a “Purchaser Assignee”) against payment of the Assignment Consideration, in accordance with Clause 7.2 (Completion actions). To the extent that Intercompany Loans provided by a member of the Seller’s Group (excluding the Group Companies) to a Group Company existing immediately prior to the Completion Date are not assigned to a Purchaser Assignee, such Intercompany Loans will be treated as set out in the Debt Settlement Plan.

6.9.3	The Parties acknowledge and agree that the amount outstanding under the Intercompany Loans is subject to change solely in the Ordinary Course of Business (with the exception of Clause 6.7.2) between the Effective Date and Completion. Therefore, at Signing as well as once a month between Signing and Completion the Seller shall inform the Purchaser about the outstanding amount under the Intercompany Loans, including such detail as the Purchaser may reasonably require to verify the same.

6.9.4	Notwithstanding Clause 6.9.3, the Seller has the right, after written notification to the Purchaser no later than five (5) Business Days before the date on which Completion is envisaged to take place, to transfer an amount of EUR 60,000,000 to VION Financial Services B.V. in the 5 Business Day period prior to the Completion Date in order to satisfy certain cash requirements of the Seller’s Group and as a result thereof increase the amount outstanding under the VFS Intercompany Loan. For the avoidance of doubt, after such increase, at Completion the VFS Intercompany Loan shall be treated as set out in Clause 6.9.1(b) or (c) (as the case may be) and Clause 6.9.6(a).

6.9.5	The Seller shall deliver a notice (the “Assignment Notice”) to the Purchaser no later than five (5) Business Days before the date on which Completion is envisaged to take place, setting forth the Intercompany Seller Loans. The Assignment Notice shall be drawn up in good faith, on the basis of the Seller’s Group’s internal reporting systems and the Accounting Principles consistently applied and in close consultation with the Management Team. The Assignment Notice shall be binding for the purposes of determining the Intercompany Seller Loans and aggregate amount thereof to be assigned at Completion.

6.9.6	If, in the Interim Period, any payment is made under any Intercompany Loan existing at the Effective Date or thereafter, and if the aggregate balance of the amounts of such payments between the Group and the Seller’s Group (excluding the Group) is not zero, then such balance (the “Incremental ICL Balance”):

(a)	shall be a positive figure if the amount of such payments made by the Group to the Seller’s Group (excluding the Group) exceeds the amount of such payments made by the Seller’s Group (excluding the Group) to the Group; or

(b)	shall be a negative figure if the amount of such payments made by the Seller’s Group (excluding the Group) to the Group exceeds the amount of such payments made by the Group to the Seller’s Group (excluding the Group), provided that, to the extent, such negative figure exceeds EUR 10,000,000 (10 million euro), any excess shall be disregarded for purposes of calculating the Completion Payment Amount in accordance with Clause 6.11 (Funds flow at Completion).

6.9.7	If the Incremental ICL Balance is a positive figure, the Seller shall at Completion pay to the Purchaser by way of reduction of the Purchase Price an amount equal to the Incremental ICL Balance in the manner set forth in Clause 6.11 (Funds flow at Completion). If the Incremental ICL Balance is a negative figure, the Purchaser shall at Completion pay to the Seller an amount equal to the positive Incremental ICL Balance up to the maximum amount of EUR 10,000,000 (ten million euro) in the manner set forth in Clause 6.11 (Funds flow at Completion).

6.9.8	The Seller shall deliver a notice (the “ICL Notice”) to the Purchaser no later than five (5) Business Days before the date on which Completion is envisaged to take place, setting forth the Incremental ICL Balance, the payments on which the Incremental ICL Balance is based and provide sufficient detail as to enable the Purchaser to assess the basis for the Incremental ICL Balance. The ICL Notice shall be drawn up in good faith, on the basis of the Group’s internal reporting systems and the Accounting Principles consistently applied. The ICL Notice shall be binding for the purposes of determining the Incremental ICL Balance payable at Completion and shall only be subject to challenge in accordance with Schedule 8 (Additional ICL Payment).

6.9.9	As the Intercompany Loans outstanding at the Effective Date have been disregarded in deriving the Equity Value, and as any payment under an Intercompany Loan in the Interim Period shall be taken into account in the Incremental ICL Balance and settled between the Seller and the Purchaser at Completion in accordance with Clause 6.9.7 the Parties acknowledge and agree that such payments shall not affect the Equity Value and shall neither constitute Leakage nor otherwise lead to any adjustment of the Purchase Price except pursuant to Clause 6.9.7 or, following Completion, pursuant to Schedule 8 (Additional ICL Payment).

6.10	Intra-Group Services between Signing and Completion

6.10.1	The Seller shall procure that all Intra-Group Services will (i) from the Signing Date up to and including Completion be provided in accordance with the Ordinary Course of Business and at prices consistent with past practice, and (ii) be terminated at Completion except for the transitional services to be provided under the Transitional Services Agreement.

6.10.2	As, subject to Completion occurring and the other terms of this Agreement, the benefit and risk to Group passes as of the Effective Date, the Parties acknowledge and agree that any payment by or on behalf of a Group Company to the Seller’s Group for the provision of Intra-Group Services in accordance with Clause 6.10.1, shall not affect the Equity Value and shall hence neither constitute Leakage nor otherwise lead to any adjustment of the Purchase Price.

6.11	Funds flow at Completion

At Completion the sum (the “Completion Payment Amount”) of the following amount shall be payable by the Purchaser to the Seller in accordance with Clause 7.2 (Completion actions) and the Notary Letter, subject to adjustment as expressly provided for in this Agreement:

(a)	the Total Consideration; minus

(b)	the Incremental ICL Balance; minus

(c)	the SNP Purchase Price.

6.12	Funding of Completion amounts

The Purchaser shall not, without the Seller’s prior written consent, such consent to be withheld at Seller’s sole discretion, take any action with respect to the Debt Financing which, in any way, may make the timely availability of an amount equal to the Completion Payment Amount unavailable, including agreeing to a reduction in the amount of the financial commitments thereunder below the level necessary to permit the Purchaser to pay the Completion Payment Amount or any changes to, or the inclusion of any additional conditions precedent or draw stops to, the utilisation of such financing at Completion.

6.13	Delivery of the Leakage Notice

The Seller shall deliver the Leakage Notice to the Purchaser no later than five (5) Business Days before the date on which Completion is envisaged to take place. The Leakage Notice shall set out the Leakage Amount and specify for each item of Leakage the relevant amount (also if it is nil) and provide sufficient detail as to enable the Purchaser to assess the amount and basis for the amount. The Leakage Notice shall be binding for the purposes of determining the Purchase Price payable at Completion in accordance with Clause 6.11 (Funds flow at Completion) and shall only be subject to challenges in accordance with Paragraph 2.1 (Additional Leakage) of Schedule 4 (Leakage).

6.14	Execution of the Notary Letter

On or prior to the date falling one (1) Business Day prior to the Completion Date, (a) the Purchaser, the Seller and their respective relevant Affiliates shall sign the Notary Letter based on the principles set out in Schedule 9 (Notary Letter Principles), and (b) the Seller shall use all reasonable efforts to procure that the relevant agent(s) under the Existing Bank Facilities and/or the lenders under the Existing Bank Facilities sign the Notary Letter.

6.15	Co-operation Group Companies related to insurance and funding

6.15.1	In the period as of the date of this Agreement and up to Completion, the Seller shall:

(a)	use all reasonable efforts to cause each of the Group Companies to, at the Purchaser’s cost and expense, with effect from Completion, take out the insurances for the Group Companies that the Purchaser deems appropriate;

(b)	use all reasonable efforts to cause each of the Group Companies and their respective directors, officers, accountants, counsel or other Representatives or professional advisors to provide, at the Purchaser’s expense, all co-operation reasonably necessary in connection with the Debt Financing, including:

(i)	taking the relevant resolutions authorizing the entering into of the definitive agreements relating to the Debt Financing, but only with effect from Completion;

(ii)	amending the articles of association of the relevant Group Company, but only with effect from Completion; and

(iii)	entering into the definitive agreements relating to the Debt Financing, but only with effect from Completion,

provided that such co-operation does not adversely affect the business of any Group Company, or unreasonably disturbs or interferes with the Reorganisation, the elimination of Intercompany Loans, the termination of the cash pool arrangement, or the business of any Group Company, and provided further that nothing in this Clause 6.15 (Co-operation Group Companies related to insurance and funding) will require any Group Company or any of its respective Representatives to incur any liability prior to Completion or to take any action which may prejudice the Seller’s rights or position under this Agreement.

6.15.2	The Purchaser shall, upon request of the Seller, reimburse the Seller for all reasonable out-of-pocket costs incurred by any Group Company or any other member of the Seller’s Group in connection with the co-operation as set out in Clause 6.15.1 and relating to the period prior to Completion.

6.15.3

The Seller shall, so far as it is reasonably able and to the extent that it is within its power to do so, ensure that each of the Group Companies shall use its reasonable efforts to, at the sole expense of the Purchaser, cause the directors, officers, employees, advisers and representatives of the Group Companies to provide such cooperation in connection with the arrangement of the financing required in connection with the Transaction (including one or more offerings of high yield debt securities) as may be reasonably requested by the Purchaser, including, with reasonable notice, at reasonable times, locations and intervals:

(a)	participation of senior management of the Group in a reasonable number of meetings, drafting sessions, due diligence sessions and presentations to prospective lenders and investors;

(b)	furnishing, or using reasonable efforts to cause third parties to furnish, the Purchaser and its financing sources with financial and other pertinent business and other pertinent information, documents and materials regarding the Group Companies and the Business as may be reasonably requested by the Purchaser, including all opinions and consents (including audit reports) with respect to the financial statements of the Group Companies, all financial statements and other financial information (including pro forma financial information customary for private placements pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), giving effect to the Transaction) customarily included in offering documents to consummate the offering of high yield debt securities under Rule 144A and Regulation S of the Securities Act; provided, however, for the avoidance of doubt, that any such financial information (including pro forma financial information) shall not include any information relating to the Purchaser or its Affiliates;

(c)	providing the audited financial statements of the Group for the financial year which ended on 31 December 2010;

(d)	providing due diligence materials and other information reasonably required by the underwriters, initial purchasers or placement agents of the high yield debt securities or their legal advisers in connection with their due diligence investigation of the Group Companies;

(e)	assisting the Purchaser and its financing sources by providing information for the purpose of the offering documents for the financing and materials and financial and other information for further rating agency presentations;

(f)	cooperating with the marketing efforts of the Purchaser and its financing sources for the financing (including, with reasonable notice, making the Group’s senior management available to participate in “road shows”) and providing such other financial and other information regarding the Group Companies and the Business as is reasonably necessary to effect any financing;

(g)	facilitating the pledging of collateral at the Completion Date and removal of any Encumbrance relating to the Existing Bank Facilities;

(h)	complying with publicity guidelines with respect to the offering of any high yield debt securities, including refraining from public comment regarding any such offering without the prior consent of the Purchaser, except as may be required by Law;

(i)	using reasonable efforts to obtain the assistance of its accountants to provide consents for the use of their reports in offering memoranda and other materials related to the financing and customary SAS-72 style comfort letters in connection with any offering of high yield debt securities, it being understood that:

(i)	the Purchaser or persons acting on its behalf shall specify in as much detail as possible the information and cooperation they require;

(ii)	any decision in relation to the financing and any oral and written external communication in relation to the financing (including in relation to presentations, road shows, offering memoranda and information documents), both as to the choice of communication and as to its contents, will at all times be strictly matters of the Purchaser. The Purchaser will ensure that third parties with whom such communication is shared are aware at all times that the members of the Seller’s Group and its Group Companies as well as any of its directors, officers, employees advisers and Representatives (a) cannot in any way direct or influence the financing or any communication in connection therewith, and (b) cannot be held responsible by any such third party for such communication or any part of the Financing.

6.16	Access to information

6.16.1

Between Signing and Completion, the Seller shall use all reasonable efforts to procure that the Group Companies affords the Purchaser and its Representatives and professional advisors, upon reasonable notice, reasonable access during normal business hours to the management of the Group, the books and records of or relating in whole or in part to any member of the Group and such information regarding the Business and affairs of the Group Companies as the Purchaser may reasonably require, including (a) in order to comply with its obligations under this Agreement, (b) with a view to Completion of this Agreement and ensuring an orderly transition with effect from Completion, (c) in order to comply with the securities laws of the United States binding on the Purchaser or any of its Affiliates and (d) in order to prepare for any debt or equity refinancing of the facilities to be made available under the Debt Financing. The Purchaser acknowledges and agrees that any information provided to it or any of its Representatives or professional advisors is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

6.16.2	The obligation of the Seller under this Clause 6.16 (Access to information) shall be subject to the right of the Seller or the relevant Group Company to refuse access to information on the grounds that access:

(a)	would be contrary to any Law;

(b)	would cause undue disruption to the business activities of the relevant Group Company or its management; or

(c)	would, in the opinion of the Seller or the management of the relevant Group Company acting reasonably, involve issues of commercial sensitivity and confidentiality such that access could materially damage the value or competitiveness of the relevant Group Company or lead to a material breach of any obligations of the relevant Group Company.

6.17	SNP Agreement

6.17.1	Sobel GmbH (the “SNP Purchaser”) and the SNP Sellers have entered into a share purchase agreement on 2 October 2013 (the “SNP Agreement”) in respect of the acquisition by the SNP Purchaser of all shares held by the SNP Sellers in the capital of SNP Handels und Beteiligungsgesellschaft GmbH and the shareholder loans granted by the SNP Sellers to SNP (the “SNP Shares” and the “SNP Loans”).

6.17.2	Completion of the SNP Agreement is subject to Completion. In accordance with the SNP Agreement, the Purchaser, on behalf of the SNP Purchaser, shall at Completion pay the purchase price for the SNP Shares and the SNP Loans as calculated in accordance with the SNP Agreement (the “SNP Purchase Price”) directly to the SNP Sellers in accordance with Clause 7.2(o).

7	COMPLETION

7.1	Completion date and place

Completion shall take place at the offices of De Brauw Blackstone Westbroek N.V., Claude Debussylaan 80, (1082 MD) Amsterdam, the Netherlands, commencing at 10:00 AM CET on the fifth (5th) Business Day after satisfaction or waiver under Clause 5.6.2 of the Completion Conditions or at such other date, time or location as may be agreed in writing by the Seller and the Purchaser, but in any event not before 1 January 2014.

7.2	Completion actions

At Completion, the Seller and the Purchaser shall procure that the following actions are taken in the following sequence:

(a)	the Purchaser shall transfer, or shall procure the transfer of, an amount equal to the Completion Payment Amount to account no. 24.31.88.692, IBAN NL10 ABNA 0243 1886 92, BIC ABNANL2A, in the name of De Brauw Blackstone Westbroek N.V. Kwaliteitsrekening, with reference to “Project Horizon - 20570961”, which amount must be credited to the account no later than 10:00 AM CET on the Completion Date and with value on the Completion Date. The amount equal to the Completion Payment Amount shall be held by the Notary in accordance with the Notary Letter;

(b)	the Purchaser shall deliver to the Seller evidence of (i) the availability of the SNP Purchase Price for purposes of payment pursuant to Clause 7.2(o) and (ii) the irrevocable and unconditional instruction of the Purchaser to its bank to pay the SNP Purchase Price in accordance with Clause 7.2(o) immediately upon receipt by that bank of a certificate issued by the Notary confirming that the transfer of the Shares in accordance with Clause 7.2(l) has been completed.

(c)	the Purchaser shall deliver to the Seller evidence of the due satisfaction of the Completion Condition set out in Clause 4.1.1;

(d)	the Seller shall deliver to the Purchaser evidence of the due satisfaction of the Completion Conditions set out in Clauses 4.1.2 and 4.1.3 and that the Notary Letter has been duly signed by the relevant agent(s) under the Existing Bank Facilities and/or the lenders under the Existing Bank Facilities;

(e)	the Seller shall deliver or make available to the Purchaser the Leakage Statement;

(f)	the Seller shall deliver to the Purchaser the Deeds of Release and confirmation that all Group Companies are released from any Guarantee obligations in relation to the Existing Bank Facilities with effectiveness immediately prior to the execution of the Dutch Deeds of Transfer;

(g)	the Seller shall deliver to the Purchaser evidence that each member of the Seller’s Group (excluding the Group Companies) irrevocably waives (i) any rights of recourse (regresrecht) it may have against any of the Group Companies by reason of the performance by it of any obligation under the Existing Bank Facilities or the performance of any action by it as part of the Reorganisation or the Debt Settlement Plan, and (ii) any claims for Losses suffered or incurred by the Seller’s Group against any of the Group Companies, all in a form which is satisfactory to the Purchaser acting reasonably;

(h)	the Seller shall deliver to the Purchaser a written statement that the Seller’s Warranties as included in Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) and Paragraph 2 (Corporate Information) of Schedule 12 (Seller’s Warranties) are true and accurate as at Completion;

(i)	the Seller shall deliver to the Purchaser the original shareholders register of each Company;

(j)	the Seller, the Purchaser and the Escrow Agent shall execute the Escrow Agreement;

(k)	each Share Seller and each Share Purchaser shall deliver, and shall procure that the relevant Company delivers:

(i)	in the case of Dutch Shares, to the Notary an executed and, to the extent required by the Notary, apostilled, power of attorney to execute the Dutch Deeds of Transfer; or

(ii)	in the case of German Shares, to the German Notary an executed and, to the extent required by the German Notary, apostilled, power of attorney to execute the German Deed of Transfer;

(l)	each Share Seller shall transfer to the relevant Share Purchaser the relevant Shares, the Share Purchaser shall accept such transfer, and the Share Seller and the Share Purchaser shall procure that the relevant Company acknowledges such transfer, the foregoing to be effected by:

(i)	in the case of Dutch Shares, execution of the Dutch Deeds of Transfer by the respective Dutch Share Sellers, the respective Dutch Share Purchasers and the respective Dutch Companies before the Notary, or

(ii)	in the case of German Shares, execution of the German Deed of Transfer by the German Share Seller, the German Share Purchaser and the German Company before the German Notary.

(m)	the Seller shall procure that each Seller Assignor shall assign its Intercompany Seller Loans to the relevant Purchaser Assignee, which shall accept such assignment by the Seller Assignor, the foregoing to be effected by execution of a deed of assignment in form and substance to the reasonable satisfaction of the Seller and the Purchaser;

(n)	the Seller and the Purchaser shall execute the Transitional Services Agreement;

(o)	the Purchaser shall, on behalf of the SNP Purchaser, transfer the SNP Purchase Price to the accounts designated by the SNP Sellers in accordance with the SNP Agreement.

(p)	on the first Business Day following the Completion Date and subject to the investigation by the Notary contemplated in Clause 7.4 subclause (d) not revealing the applicability of any relevant insolvency proceedings:

(i)	the Notary shall transfer an amount equal to the Escrow Amount for same day value to the Escrow Account, in accordance with the Escrow Agreement and the Notary Letter;

(ii)	the Notary shall transfer such EUR amount as specified in the Notary Letter for same day value to an account of the security agent under the Existing Bank Facilities designated by the Existing Lenders, or by the security agent under the Existing Bank Facilities on behalf of the Existing Lenders, in accordance with the Notary Letter; and

(iii)	the Notary shall transfer the remaining portion of the Completion Payment Amount for same day value to an account of the Seller designated by the Seller in accordance with the Notary Letter.

7.3	Breach of Completion obligations

7.3.1

If the Seller or the Purchaser breaches any obligation under Clause 6.12 (Funding of Completion amounts), Clause 6.13 (Delivery of the Leakage Notice), Clause 6.9.5 in respect of delivery of the Assignment Notice, Clause 6.9.8 in respect of delivery of the ICL Notice or Clause 7.2 (Completion actions), thereby a “Defaulting Party”, and such breach results in Completion not occurring in full compliance with Clause 7.1 (Completion date and place) and Clause 7.2 (Completion actions), then, in addition and without prejudice to any other rights and remedies available to it, the non-Defaulting Party shall be entitled (but not obliged) to effect Completion on the Completion Date insofar as practicable having regard to the defaults that have occurred.

7.3.2	If on the date, in accordance with Clause 7.1 (Completion date and place), on which Completion should occur, the Seller or the Purchaser is in breach of any of its respective obligations under Clause 6.14 (Execution of the Notary Letter) or Clause 7.2 (Completion actions) subclause (a), (f), (g), (h), (l), (m) or (o) and such breach results in Completion not occurring in accordance with Clause 7.1 (Completion date and place) and Clause 7.2 (Completion actions), then, without prejudice to any other rights and remedies available to it, the non-Defaulting Party shall be entitled by written notice served on the Defaulting Party on or after the Completion Date, in accordance with Clause 7.1 (Completion date and place), to terminate this Agreement.

7.3.3	Further to Clause 7.3.1 and Clause 7.3.2, in the event the non-Defaulting Party chooses, in such Party’s sole discretion, not to effect Completion in accordance with Clause 7.3.1 or to terminate the Agreement in accordance with Clause 7.3.2, a new date for Completion may be set by such non-Defaulting Party occurring in the period between five (5) and twenty (20) Business Days after the original date for Completion in accordance with Clause 7.1 (Completion date and place), in which case the provisions of Clause 7.2 (Completion actions) shall apply to Completion as so deferred. If on the new date set for Completion in accordance with this Clause 7.3.3, the Defaulting Party breaches any of its obligations under Clause 6.12 (Funding of Completion amounts), Clause 6.9.5 in respect of delivery of the Assignment Notice, Clause 6.9.8 in respect of delivery of the ICL Notice, Clause 6.13 (Delivery of the Leakage Notice) or Clause 7.2 (Completion actions), the non-Defaulting Party shall be entitled by written notice served on the Defaulting Party to terminate this Agreement.

7.4	Acknowledgement of Notary and bank

The Parties acknowledge and agree that:

(a)	with reference to the Rules of Professional Conduct (Verordening beroeps- en gedragsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie), (i) De Brauw Blackstone Westbroek N.V. acts as counsel to the Seller in connection with, or acts as counsel for or on behalf of the Seller in the event of any dispute relating to, this Agreement and any related agreement, (ii) the Notary will execute the notarial deeds connected with this Agreement, and that (iii) the Notary is related to De Brauw Blackstone Westbroek N.V. as civil law notary;

(b)	they have engaged the Notary to effect the payments referred to in the Notary Letter and Clause 7.2 (Completion actions);

(c)	each of the Parties approve of ABN AMRO Bank N.V. as the bank to hold the amounts to be transferred in accordance with this Agreement on the Completion Date; and

(d)	the transfer of the funds effected by the Notary set forth in Clause 7.2 (Completion actions) subclause (p) shall only take place on the first Business Day following the Completion Date. The Parties recognize that the investigation by the Notary on the first Business Day following the Completion Date into the state of insolvency or other insolvency laws with respect to the Seller and/or the Purchaser shall only apply with respect to the period until (and including) the Completion Date.

8	COMPENSATIONS

8.1	Compensation for environmental, real estate and other issues

The Seller shall indemnify, defend and hold harmless the Purchaser and each Group Company against any Losses suffered or incurred by any Group Company relating to or arising from (a) any real property owned, operated or leased by any Group Company, including any liabilities for breach of Environmental Laws; (b) the presence of Hazardous Substances at any Property in excess of concentrations permitted under Environmental Laws; (c) the presence of Hazardous Substances at any location to which any Group Company sent Hazardous Substances for disposal, treatment or recycling prior to the Completion Date; and (d) any liabilities for breach of Law, including all export, import, food and feed safety, animal by-products, pharmaceutical or similar Laws, Environmental Laws, labelling Laws and consumer protection Laws.

9	POST-COMPLETION OBLIGATIONS

9.1	Terminated Profit Pooling Agreements

The provisions of Schedule 10 (Terminated Profit Pooling Agreements) shall apply in respect of the Terminated Profit Pooling Agreements.

9.2	Release of Guarantees

9.2.1	The Purchaser shall procure, with effect from Completion or as soon as practicable thereafter, the release of the Seller and any other member of the Seller’s Group (excluding the Group) from any (joint and/or several) Guarantees as listed in Schedule 11 (Guarantees) given by, assumed by or binding upon, directly or indirectly, the Seller or any other member of the Seller’s Group in relation to any of the liabilities of the Group Companies. The Purchaser shall indemnify, defend and hold harmless the Seller and, as an irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet), the other members of the Seller’s Group (excluding the Group) against all amounts paid by any of them after the Effective Date pursuant to any such Guarantees listed in Schedule 11 (Guarantees) to the extent they relate to the period as of the Effective Date.

9.2.2	The Seller shall procure, with effect from Completion or as soon as practicable thereafter, the release of each Group Company from any (joint and/or several) Guarantees given by, assumed by or binding upon that company in relation to any liability of the Seller or any other member of the Seller’s Group (excluding the Group). The Seller shall indemnify, defend and hold harmless the Purchaser and, as an irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet), the other members of the Purchaser’s Group against all amounts paid by any of them after the Effective Date pursuant to any such Guarantees.

9.3	Insurance

9.3.1	The Seller shall procure that Group Insurance Policies replacing the Seller Insurance Policies provide coverage as from 1 January 2014. The Seller shall procure that the Seller Insurance Policies will be cancelled with respect to the Group as of 1 January 2014 and all coverage thereunder will end immediately thereafter, except that any Group Company will be entitled after Completion to report claims relating to:

(a)	acts of management prior to Completion under the director and officer liability Seller Insurance Policies until one year after Completion; and

(b)	occurrences prior to Completion under any other Seller Insurance Policies,

in accordance with their respective terms.

9.3.2	The Seller undertakes to use all reasonable efforts to procure that any insurance claims of any Group Company under Clause 9.3.1 will be settled by the relevant insurer under the Seller Insurance Policies and that any proceeds of the claim, less any reasonable costs or expenses incurred by the Seller’s Group in connection with the handling of such claims, are paid to the relevant Group Company as soon as practicable after the claim has been duly processed and the proceeds received by the Seller’s Group.

9.4	Intra-group trade and other receivables/payables; Post-Completion receipts

9.4.1	Each Party shall procure that any indebtedness incurred in the ordinary course of trading (schuld aan handelsdebiteuren) prior to Completion between, on the one hand, the Group and, on the other hand, the Seller’s Group (excluding the Group Companies) and outstanding at Completion, shall be settled in cash in accordance with the usual terms and conditions of trading between such entities or, if there are no such terms, within thirty (30) days of invoice.

9.4.2	If at any time after the Effective Date, any member of the Seller’s Group (excluding the Group Companies) receives any amount in respect of any receivable of a Group Company, then the Seller shall procure that the relevant member of the Seller’s Group pays the amount received, less reasonable administrative expenses, to the relevant Group Company, as soon as reasonably practicable.

9.4.3	If at any time after the Effective Date, any Group Company receives any amount in respect of any receivable of any member of the Seller’s Group (excluding the Group Companies), then until Completion the Seller shall procure that the relevant Group Company pays the amount received, less reasonable administrative expenses, to the relevant member of the Seller’s Group as soon as reasonably practicable, and as of Completion the Purchaser shall procure the same in respect of such amounts received by any member of the Purchaser’s Group.

9.5	Use of names

9.5.1	As soon as practicable after Completion, but in any event within twenty (20) Business Days after the Completion, the Purchaser shall procure that, (i) each of the Group Companies changes its name so that it does not contain the name “VION” or any abbreviation thereof or any name or lettering which is likely to be confused with the same, and (ii) the Seller is furnished with appropriate written evidence of such change.

9.5.2

The Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall, after Completion, use in any way whatsoever, by means of trade names, domain names, registered or unregistered trademarks, logos or otherwise, the name “VION” or any abbreviation thereof or any name or lettering which is confusingly similar to the same. Notwithstanding the foregoing provisions of this Clause 9.5.2, the Purchaser shall, as soon as practicable after Completion, but in any event within twelve (12) months after Completion, procure that the name “VION” and any abbreviation thereof, are removed from all products, business stationery and other assets held by any member of the Group, or acquired by the Purchaser pursuant to this Agreement, and from all premises occupied by the Purchaser or any other member of the Purchaser’s Group, and the Purchaser’s Group shall be deemed to have a worldwide, royalty free license to use such names for the twelve (12) month transitional period.

9.6	Retention of records

9.6.1	For a period of five (5) years as of Completion, or such longer period as may be prescribed by Law, the Purchaser shall retain all books, records and other written information relating to the Group and, to the extent reasonably required by the Seller, the Purchaser shall allow the Seller, upon reasonable notice, access during normal office hours to such books, records and other information, including the right to inspect and make copies (at the Seller’s expense).

9.6.2	For a period of ten (10) years as of Completion, or such longer period as may be prescribed by Law, the Seller will cause those members of the Seller’s Group that are or were once part of the CIT Fiscal Unity or the VAT Fiscal Unity (both as defined in Schedule 14 (Tax)) or the Terminated Profit Pooling Agreements to retain all books, records and other written information relating to such members of the Seller’s Group and, to the extent reasonably required by the Purchaser, the Seller shall procure that the Purchaser will be allowed, upon reasonable notice, access during normal office hours to such books, records and other information, including the right to inspect and make copies (at the Purchaser’s expense).

9.7	Wrong Pocket

9.7.1	Notwithstanding Clause 9.4, if, following Completion, it transpires that any member of the Seller’s Group is the legal owner of assets which are exclusively or primarily used by the Business as if purported to be owned,, or any of the Group Companies is the legal owner of assets which are exclusively or primarily used by the business of the Seller’s Group as if purported to be owned, and such matter is not otherwise explicitly provided for in this Agreement or another agreement between the relevant parties that is entered into on arm’s length terms, the Seller and the Purchaser shall negotiate in good faith with a view to finding a solution reasonably acceptable to the Seller and the Purchaser, be it in the form of transfer of legal title, rights of use or otherwise, for nil consideration. Until such negotiations are concluded, the Party whose purported asset is located outside its own group, shall receive a right of use for nil consideration from the Seller (or the relevant member of the Seller Group) or the Group Companies, to continue to use such assets in the operation of their business.

9.7.2	If and to the extent the assets referred to in Clause 9.7.1 include any contracts for which any third party consent or approval or a novation agreement is required for the transfer of such contracts to be effective or lawful, then:

(a)	this Agreement does not constitute a transfer, assignment or an attempted transfer or assignment of such contracts if the transfer or assignment, or purported transfer or assignment, would constitute a breach of such contracts;

(b)	the relevant parties shall use all reasonable endeavours to obtain that consent or approval as soon as reasonably practicable after Completion; and

(c)	until the consent or approval is obtained or the novation achieved, the relevant parties will use all reasonable endeavours to provide without limitation in time, the Group Companies or the relevant member of the Seller’s Group, as applicable, with the benefit of such contract and for the Group Companies or the relevant member of the Seller’s Group, as applicable, to perform the obligations under such contract (including the appointment of the relevant person as the subcontractor, if and to the extent permitted by the terms of such contract).

10	WARRANTIES

10.1	Seller’s Warranties

10.1.1	The Seller represents and warrants to the Purchaser that the statements set out in Schedule 12 (Seller’s Warranties) are true and accurate at Signing and that the Seller’s Warranties included in Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action), Paragraph 2 (Corporate information), Paragraph 3 (Position since the Effective Date) and Paragraph (a) (Accounts) of Schedule 12 (Seller’s Warranties) are also true and accurate at Completion.

10.1.2	The Purchaser acknowledges and agrees that the Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to the Purchaser or any of its Representatives.

10.1.3	The Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given by the Seller other than the Seller’s Warranties and that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

10.1.4	The Seller’s Warranties, other than those included in Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) and Paragraph 2 (Corporate information) of Schedule 12 (Seller’s Warranties), are limited by, and the Seller shall not be in breach of, or liable in connection with, any of such Seller’s Warranties in respect of any matters Disclosed in the Disclosed Information. The Seller’s Warranties in Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) and Paragraph 2 (Corporate information) of Schedule 12 (Seller’s Warranties), shall not be limited by any disclosure whatsoever.

10.1.5	The Seller’s Warranties other than the Seller’s Warranties set out in Paragraph 17 (Tax) of Schedule 12 (Seller’s Warranties) do not apply to any Tax matter.

10.2	Purchaser’s Warranties

The Purchaser represents and warrants to the Seller that the statements set out in Schedule 13 (Purchaser’s Warranties) are true and accurate at Signing and at Completion.

10.3	Exclusion of certain DCC provisions

The applicability of sections 7:17 and 7:20 up to and including 7:23 DCC is hereby excluded.

10.4	No action

The Seller agrees with the Purchaser that it shall not, and shall procure that no member of the Seller’s Group shall, bring any claim in connection with giving the Seller’s Warranties against any Group Company, in relation to the transactions contemplated by this Agreement or in the event of a claim for breach of the Seller’s Warranties or for breach of any other undertaking of the Seller under or in connection with this Agreement.

11	LIABILITY

11.1	Liability of the Seller

Subject to the provisions of this Clause 11 (Liability) and any other applicable limitations of liability, in the event any Seller’s Warranty is untrue or inaccurate at the date on which the same is given, the Purchaser, to the exclusion of all Share Purchasers, shall as its sole and exclusive remedy have the right, after the Completion Date, to claim from the Seller, and not from the Share Sellers, the Losses suffered or incurred by the Purchaser as a result. For the avoidance of doubt, in the event of any breach by the Seller under this Agreement other than in relation to any of the Seller’s Warranties, whether before or after

Completion, the Purchaser shall also be entitled, subject to any applicable limitations of liability, to claim at its election either specific performance (nakoming) of the Seller’s obligations under this Agreement and/or the Losses suffered or incurred by the Purchaser as a result of such breach. For purposes of this Clause 11.1, a Loss suffered by a Group Company as a result of a breach by the Seller under this Agreement, shall, subject to any applicable limitations of liability, be deemed to be a Loss suffered by the Purchaser.

11.2	Time limitations

11.2.1	The Seller shall not be liable in respect of any claim under or otherwise in connection with Schedule 12 (Seller’s Warranties) (excluding matters relating to Tax) unless a notice of such claim is given by the Purchaser to the Seller specifying the matters set out in Clause 13.2 (Notification of claims), provided that if any such notice is given by the Purchaser to the Seller and the underlying claim is unresolved at the termination of the relevant period in (a) or (b) below, such claim will continue past such period until resolution:

(d)	in the case of any claim under Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) or Paragraph 2 (Corporate Information) of Schedule 12 (Seller’s Warranties) within five (5) years after the Completion Date; and

(e)	in the case of any other claim, within eighteen (18) months after the Completion Date.

11.2.2	With respect to all matters relating to Tax, the time period for the notification of claims by the Purchaser to the Seller shall be the later of (i) three (3) months after the respective tax assessment notice regarding such Tax is final and binding and can neither be challenged nor changed any more under Law or (ii) three (3) months after the close of the applicable statute of limitations.

11.3	Minimum claims

Subject to any other limitations set out in this Agreement, the Seller shall only be liable under or otherwise in connection with this Agreement in respect of any individual claim, or a series of claims arising from the same facts, to the extent that the liability agreed or determined in respect of any such claim or series of claims exceeds an amount equal to EUR 250,000 (two hundred fifty thousand euro), and then for the full amount and not only the excess, it being understood that this minimum claim threshold shall not apply to claims for specific performance or Tax or for the Claims Exceeding the Escrow.

11.4	Aggregate minimum claims

Subject to any other limitations set out in this Agreement, the Seller shall only be liable under or otherwise in connection with this Agreement in respect of any claim to the extent that the aggregate amount of all claims for which the Seller would otherwise be liable under or otherwise in connection with this Agreement exceeds EUR 2,000,000 (two million euro), and then for the full amount and not only the excess, it being understood that this aggregate minimum claims threshold shall not apply to claims for specific performance or Tax or for the Claims Exceeding the Escrow.

11.5	Maximum liability

11.5.1	Subject to Completion occurring, the aggregate liability of the Seller in respect of any claims for any Losses for which the Seller becomes liable under or otherwise in connection with this Agreement:

(a)	including (i) for breach of Schedule 12 (Seller’s Warranties) other than breach of Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) and Paragraph 2 (Corporate information) of Schedule 12 (Seller’s Warranties) and (ii) under Schedule 14 (Tax) but

(b)	excluding claims under Clauses 5.7.3, 6.1 (General conduct of business), 6.2 (Consent matters), 6.4.2, 9.2.2, claims under Paragraph 4 (Additional Leakage) of Schedule 4 (Leakage), Paragraph 1 (Additional ICL Payment) of Schedule 8 (Additional ICL Payment) and Paragraph 2.1(c) of Schedule 14 (Tax) to the extent such liability is attributable to the activities of the Seller’s Group (excluding the Group Companies) (collectively, the “Excluded Claims”, and together with claims under Paragraph 1 (Ownership of the Shares, incorporation, authority, corporate action) and Paragraph 2 (Corporate information) of Schedule 12 (Seller’s Warranties), the “Claims Exceeding the Escrow”),

shall not exceed an amount equal to the Escrow Amount deposited in the Escrow Account from time to time, it being understood that once the Escrow Amount has been paid out of the Escrow Account there shall be no further right to claim any compensation from the Seller for breach of this Agreement, including breach of Schedule 12 (Seller’s Warranties) or under Schedule 14 (Tax), but excluding the Claims Exceeding the Escrow.

11.5.2	The aggregate liability of the Seller in respect of any and all Claims Exceeding the Escrow shall not exceed an amount equal to the Completion Payment Amount.

11.5.3	The aggregate liability of the Seller under Clauses 11.5.1 and 11.5.2 shall never exceed an amount equal to the Completion Payment Amount.

11.5.4	Subject to Completion occurring, the aggregate liability of the Purchaser in respect of any and all claims under Schedule 13 (Purchaser’s Warranties) shall not exceed an amount equal to the Completion Payment Amount.

11.6	Purchaser’s Awareness

Subject to Clause 10.1.4, the Seller shall not be liable for any breach of the Seller’s Warranties insofar as, on the Signing Date, the Purchaser, any other member of the Purchaser’s Group (excluding the Group Companies and their respective Representatives) or any of their Representatives is actually aware of such breach of Seller’s Warranties or is deemed to be aware of such breach of Seller’s Warranties on the basis that the facts and circumstance giving rise to such breach have been Disclosed.

11.7	Source of remedy

11.7.1	The Escrow Amount shall be the sole and exclusive source of remedy and recourse for the payment obligations of the Seller in respect of any Losses for which the Seller becomes liable under or otherwise in connection with this Agreement, including for any breaches of Schedule 12 (Seller’s Warranties) and the Tax Covenant, but excluding Claims Exceeding the Escrow.

11.7.2	In relation to any payment obligations of the Seller in respect of any Losses as a result of Claims Exceeding the Escrow, the Purchaser may decide at its sole discretion whether it will claim any Loss directly from the Seller or whether it will use the Escrow Amount as the initial source for payment.

11.8	Escrow

Subject to Clause 11.7.1, as sole and exclusive source of remedy and recourse for the payment obligations of the Seller in respect of all breaches under or otherwise in connection with this Agreement, other than Claims Exceeding the Escrow, the Seller, the Purchaser and the Escrow Agent shall enter into the Escrow Agreement on the Completion Date. It is agreed that initially an amount of EUR 20,000,000 (twenty million euro) (the “Escrow Amount”) will be held in the Escrow Account immediately following payment thereof on the Completion Date by the Notary. Subject to the terms and conditions of the Escrow Agreement, on the date that falls three (3) years after the Completion Date, any amount remaining in the Escrow Account shall be fully released to the Seller.

11.9	Provisions

The Seller shall not be liable under or otherwise in connection with this Agreement in respect of any claim for which any specific allowance, specific provision or specific reserve is made in the Accounts.

11.10	Matters arising after Signing

Without prejudice to any Tax matters as provided for in Schedule 14 (Tax), the Seller shall not be liable under or otherwise in connection with this Agreement in respect of any matter, act, omission or circumstance to the extent that the same would not have occurred but for:

(a)	anything done or omitted to be done at the written request or with the written approval of the Purchaser or any other member of the Purchaser’s Group;

(b)	any act or omission of the Purchaser or any other member of the Purchaser’s Group, or their respective Representatives or successors in title, after Signing, including any change in the nature or conduct of the business as carried on by the Group Companies at Completion;

(c)	the passing of, or any change in, any Law or administrative practice of any Governmental Authority after Signing, including any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually in effect at Signing;

(d)	any change after Signing of any generally accepted interpretation or application of any Law; or

(e)	any change in any accounting or Taxation policy, basis or practice of the Purchaser or any other member of the Purchaser’s Group introduced or having effect after Signing.

11.11	Purchaser’s insurance

The Seller shall not be liable in respect of any claims made under or otherwise in connection with this Agreement to the extent that such Losses are covered by a policy of insurance in respect of which the Purchaser’s Group is actually able to make a recovery under Clause 9.3, it being understood, however, that there shall be no obligation for the Purchaser to litigate to recover such claim from the relevant insurance company.

11.12	Net financial benefit

The Seller shall not be liable under or otherwise in connection with this Agreement in respect of any claims to the extent of any corresponding savings by or net financial benefit, including any Tax Benefit, to the Purchaser or any other member of the Purchaser’s Group arising in respect of such Losses or the facts giving rise to such Losses.

11.13	Breaches capable of remedy

Notwithstanding anything to the contrary in this Agreement, the Seller shall not be liable towards the Purchaser under or otherwise in connection with this Agreement, other than in respect of a claim in respect of Tax which shall be subject to the exclusions contained in Schedule 14 (Tax), if and to the extent that a breach is capable of remedy and, after written notice of such breach is delivered by the Purchaser to the Seller as contemplated by Clause 13.1 (Notification of potential claims) and Clause 13.2 (Notification of claims), is remedied within a reasonable period, not to exceed forty (40) Business Days, after the date on which such notice is received by the Seller.

11.14	Mitigation of Losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses.

11.15	Purchaser’s right to recover

If, following payment of an amount in discharge of any claim under or otherwise in connection with this Agreement, any member of the Purchaser’s Group actually recovers (whether by payment, set-off, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any member of the Purchaser’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, then the Purchaser shall reimburse the Seller in the amount of such recovery, less any costs, expenses or Taxes incurred by the Purchaser or the Group in effecting such recovery.

11.16	Double claims

A Party shall not be entitled to recover from the other Party under or otherwise in connection with this Agreement more than once in respect of the same cause of action.

11.17	Liability of the Purchaser

Subject to the provisions of this Clause 11 (Liability) and any other applicable limitations of liability, in the event a Purchaser’s Warranty is untrue or inaccurate on the date on which the same is given, the Seller shall as its sole and exclusive remedy have the right, after the Completion Date, to claim from the Purchaser the Losses suffered or incurred by the Seller as a result.

11.18	Fraud

Nothing in this Agreement shall operate to limit any liability in case of fraud (bedrog) as referred to in section 3:44 sub 3 DCC.

12	TAX

The provisions of Schedule 14 (Tax) shall apply in respect of Taxes.

13	CLAIMS

13.1	Notification of potential claims

Without imposing additional time limits to those set out in Clause 11.2 (Time limitations) above, if the Purchaser becomes aware of any matter or circumstance that may give rise to a claim against the Seller under or otherwise in connection with this Agreement, then the Purchaser shall as soon as reasonably practicable after becoming aware of any such matter or circumstance, but in any event within twenty (20) Business Days of becoming aware of such matter or circumstance, deliver a notice to the Seller setting out such information as is available to the Purchaser after having made reasonable enquiries with the relevant members of the Purchaser’s Group as is reasonably necessary to enable the Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as the Seller may consider necessary. The failure of the Purchaser to give notice in compliance with this Clause 13.1 (Notification of potential claims) shall not release the Seller of its liability, except for the amount of Losses that is the direct or indirect result of such failure to give notice in compliance herewith. This Clause 13.1 (Notification of potential claims) shall apply mutatis mutandis if Seller becomes aware of a potential claim against the Purchaser under this Agreement.

13.2	Notification of claims

Without prejudice to Clause 13.1 (Notification of potential claims), notices of claims under or otherwise in connection with this Agreement shall be given by the Purchaser to the Seller within the time limits specified in Clause 11.2 (Time limitations), specifying with sufficient particularity the legal and factual basis of the claim and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

13.3	Commencement of proceedings

Any claim notified to the Seller shall be deemed, if it has not been previously satisfied, settled or withdrawn, to be irrevocably withdrawn:

(a)	six (6) months after the notice is given pursuant to Clause 13.2 (Notification of claims), unless (i) the Seller and the Purchaser are involved in settlement negotiations or (ii) legal proceedings in respect of the claim have been formally commenced;

(b)	if a claim is contingent or conditional, three (3) months after the claim for which the notice is given pursuant to Clause 13.2 (Notification of claims) ceases to be contingent or conditional, unless legal proceedings in respect of it have been formally commenced; and

(c)	if legal proceedings commenced pursuant to (a) or (b) above are not being and continue to be pursued with reasonable diligence.

13.4	Investigation by the Seller

In connection with any matter or circumstance notified by the Purchaser to the Seller pursuant to Clause 13.1 (Notification of potential claims) or Clause 13.2 (Notification of claims):

(a)	the Purchaser’s Group shall allow the Seller and its Representatives and professional advisors to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

(b)	the Purchaser shall disclose to the Seller all information, of which the Purchaser or any other member of the Purchaser’s Group is aware that relates to the claim, and shall procure that all relevant members of the Purchaser’s Group give all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as the Seller or its Representatives or professional advisors may reasonably request.

13.5	Procedure for third-party claims

If a claim notified to the Seller is a result of or connected with a claim by or liability to a third party against or owed by any member of the Purchaser’s Group, then:

(a)	no admissions in relation to such third-party claim shall be made by or on behalf of the Purchaser or any other member of the Purchaser’s Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed;

(b)	the Seller shall be entitled, to the extent it acknowledges liability to the Purchaser for such claim or liability, to take such action as it deems necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group concerned and to control the conduct of any related proceedings, negotiations or appeals with legal counsel reasonably acceptable to the Purchaser; and

(c)	where the Seller has issued a notice pursuant to Clause 13.5 subclause (b), the Purchaser’s Group shall give all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller may reasonably request for the purpose referred to in Clause 13.5 subclause (b), including instructing such professional advisors as the Seller may nominate to act on behalf of the Purchaser or other members of the Purchaser’s Group concerned but in accordance with the Seller’s instructions, it being agreed that the Seller shall keep the Purchaser informed of all relevant matters relating to the claim and shall forward or procure to be forwarded to the Purchaser copies of all material external correspondence relating to the claim other than such correspondence as is subject to legal professional privilege of the Seller or any member of the Seller’s Group.

13.6	Certain limitations

The provisions of this Clause 13 (Claims) shall (a) apply mutatis mutandis to any claim made by a third party under a third-party stipulation included in this Agreement and (b) not apply to any matters relating to Taxes, which shall instead be governed by Schedule 14 (Tax).

14	PURCHASER PARENT GUARANTEE

14.1	Guarantee

In the event the Purchaser assigns this Agreement to an Affiliate pursuant to Clause 17.3.1,the Purchaser hereby:

(a)	as a separate and independent obligation, unconditionally and irrevocably guarantees to the Seller, and shall be jointly and severally liable, as co-principal debtor (hoofdelijk aansprakelijk) to the Seller for the due and timely performance and observance by the assignee of all its obligations, commitments, undertakings, warranties and indemnities under or otherwise in connection with this Agreement (the “Purchaser Guaranteed Obligations”); and

(b)	shall indemnify, defend and hold harmless the members of Seller’s Group as an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet), against all Losses which any of the same may suffer through or arising from any breach by the assignee of the Purchaser Guaranteed Obligations.

14.2	Claims under guarantee

Except if the assignee is declared bankrupt or has been granted a suspension of payments (surséance van betaling) (or is in any comparable status under any Law), the Seller shall first submit a claim under the Purchaser Guaranteed Obligations to the assignee. Only if the assignee fails to perform (in verzuim is) such Purchaser Guaranteed Obligations, the Seller may submit a claim to the Purchaser. The Purchaser shall have the same rights, defenses and remedies as the assignee under or otherwise in connection with this Agreement and from Law.

15	RESTRICTIONS

During the Restricted Period, the Purchaser’s Group and the Seller’s Group shall not induce or directly seek to induce any person employed in the Seller’s Group or the Purchaser’s Group, respectively, to become employed by any member of the Purchaser’s Group or the Seller’s Group, respectively, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 14 (Restrictions), provided further that no member of the Purchaser’s Group or the Seller’s Group, respectively, shall instruct or encourage such agency to approach any such person.

16	CONFIDENTIALITY

16.1	Announcements

16.1.1	No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller or the Purchaser, or their respective Affiliates, without the prior written approval of the Seller or the Purchaser, respectively (such approval not to be unreasonably withheld or delayed), except:

(a)	to the extent required by Law or the rules and regulations of any officially recognized stock exchange and, to the extent legally permitted and reasonably possible, after consultation with the other Party about the timing and content of such disclosure;

(b)	to professional advisors bound by a duty of confidentiality, to the extent necessary for any lawful purpose;

(c)	to the Seller’s or the Purchaser’s senior management (as applicable) to the extent necessary for the conclusion of the transactions contemplated in this Agreement including the financing thereof;

(d)	to the extent that the information is public knowledge other than as a result of a breach of any undertaking or duty of confidentiality by that Party; or

(e)	for public announcements agreed between the Parties and made or sent by a Party to advise the press, employees, customers, suppliers or agents of the Group of the acquisition of the Shares and the Business.

16.1.2	Each Party shall announce the Signing by way of a press release. The Parties shall timely provide each other with their respective press releases and shall reasonably include comments from the other Party therein.

16.2	Confidentiality undertaking

16.2.1	The Confidentiality Letter shall continue to have force and effect up to Completion in accordance with its terms.

16.2.2	Without prejudice to the terms and conditions of the Confidentiality Letter and subject to Clause 16.1 (Announcements), each of the Parties shall, and shall use reasonable efforts to procure that its Affiliates and Representatives shall, treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement or any agreement entered into pursuant to this Agreement which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement or any such other agreement; or

(c)	the other Parties to this Agreement or the business activities carried on by them or any of their Affiliates,

unless the disclosure or use is made to the Existing Lenders, required to vest the full benefit of this Agreement in any Party or is required pursuant to Law or the rules and regulations of any officially recognised stock exchange or for Tax purposes.

16.2.3	Nothing in this Clause 16 prevents disclosure of confidential information by any of the Financing Sources:

(a)	to any of their Affiliates, directors, officers, employees, professional advisers, auditors or partners;

(b)	to any party it may assign or transfer (or may potentially assign or transfer) any or all of its rights under the Financing Documents;

(c)	any party it enters into (or may enter into) a sub-participation with;

(d)	to whom information is required to be disclosed by Law or the rules and regulations of any officially recognized stock exchange;

(e)	to any rating agency (including its professional advisers) as may be required to enable such rating agency to carry out normal rating activities in relation to the Debt Financing; or

(f)	to any numbering service providers to enable it to provide its usual syndicated numbering identification services;

but before any disclosure to any such person the relevant Financing Source shall procure that it has entered into adequate confidentiality arrangements with such person.

16.2.4	The Seller shall procure that, if after Completion any member of the Seller’s Group holds confidential information relating to the Purchaser’s Group and/or the Business, it shall keep that information confidential and shall refrain from using that confidential information and, to the extent reasonably practicable, shall return that information to the Purchaser or relevant member of the Purchaser’s Group, in each case without retaining copies, except to the extent required by Law.

17	MISCELLANEOUS

17.1	Further assurances

Each Party shall at its own costs and expenses from time to time execute such documents and perform such acts as the other Parties may reasonably require to effect the Transaction and to give the Parties the full benefit of this Agreement.

17.2	Entire agreement

This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties to this Agreement in relation to the matters dealt with in this Agreement.

17.3	No assignment

17.3.1	Subject to Clause 17.3.2, no Party may, without the prior written consent of the other Parties, assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights or obligations under this Agreement, except:

(a)	that the Purchaser is entitled to pledge, assign or transfer, on terms it considers appropriate, all or part of its rights and obligations to one or more of its Affiliates from time to time, provided, however, that the Purchaser shall in any case remain jointly and severally liable with the assignees on the terms set out in Clause 14 (Purchaser Parent Guarantee). Upon such assignee ceasing to be an Affiliate, the Purchaser shall procure that the rights so assigned shall be reassigned to it by such assignee;

(b)	that the Seller shall as soon as reasonably possible after the Signing Date enter into a deed of pledge, under which the Seller shall grant to the security agent under the Existing Bank Facilities a first priority right of pledge over the rights of the Seller against the Purchaser under this Agreement and that the Seller hereby notifies the Purchaser of such pledge in advance; and

(c)	that the Seller is entitled to pledge any of its other rights under this Agreement and under the Escrow Agreement for the benefit of the lenders who provide financing to the Seller’s Group following Completion.

17.3.2	The Purchaser may charge and/or assign the benefit of this Agreement to the Financing Sources, and any other finance parties, any hedging banks, any replacement banks or security agents under the Financing Documents by way of security, provided that any such assignee will only have those rights of action which the Purchaser would have had and the liabilities and/or obligations of the Seller will not be greater or more onerous than those which the Seller would have had, in each case, were no such assignment to take place. The Seller acknowledges that when the security by way of assignment of this Agreement becomes enforceable, the Financing Sources, any other finance parties, any hedging banks, any replacement banks or security agents under the Financing Documents can assign the Purchaser’s rights under this Agreement to a purchaser of the Business or its financiers, subject to the same provisions aforesaid.

17.4	Invalidity

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected; and

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

17.5	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by signing any such counterpart.

17.6	Waiver

No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to make such waiver.

17.7	Amendment

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

17.8	Third party rights

Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party (derdenbeding). In the event that any stipulation in favour of a third party (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

17.9	No rescission

Without prejudice to Clauses 5.7.1, 7.3.2 and 7.3.3, each Party waives its right to rescind (ontbinden) this Agreement, in whole or in part, on the basis of section 6:265 DCC or to request a competent court to amend this Agreement on the basis of section 6:230(2) DCC. Furthermore, a Party in error (dwaling) shall bear the risk of that error in making this Agreement.

17.10	No withholding and gross up

17.10.1	Any sum payable under or otherwise in connection with this Agreement shall be paid free and clear of all Tax Deductions except as required by Law.

17.10.2	If a Tax Deduction is required by Law to be made by a Party (other than pursuant to the Reorganisation or Debt Settlement Plan), the amount of the payment due from that Party shall be increased to an amount which (after making the required Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

17.10.3	The Seller shall not opt or elect to treat the sale of the Shares or any measure in connection with the Reorganisation or the consolidation and elimination of the Intercompany Loans pursuant to the Debt Settlement Plan as being subject to VAT without the Purchaser’s prior written consent, such consent not to be unreasonably withheld.

17.11	Effects of termination

In case this Agreement is terminated in accordance with Clause 5.7 (Long Stop Date) or Clause 7.3 (Breach of Completion obligations):

(a)	the Party terminating this Agreement shall not be liable to the other Party and each Party’s further rights and obligations under this Agreement shall cease immediately, for the avoidance of doubt, without prejudice to any other accrued rights or remedies available to the Parties at that point in time;

(b)	all documents and records that relate to the Seller or the Group and that were furnished to the Purchaser or its professional advisors in anticipation of Completion shall, at the Purchaser’s election, be destroyed or returned to the Seller or the relevant Group Company, as the case may be, and the Purchaser shall not retain any copies of such documents and records; and

(c)	the Surviving Clauses shall survive such termination.

17.12	Method of payment

17.12.1	Unless specifically provided otherwise in this Agreement, any payment under or otherwise in connection with this Agreement shall be made without set-off, deduction or suspension of payment.

17.12.2	Any payment under or otherwise in connection with this Agreement shall be effected by crediting for same day value the bank account specified by the Party entitled to the payment, reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected, on or before the due date for payment.

17.12.3	Payment of any amount in accordance with this Agreement shall be a good discharge to the payor (and those on whose behalf such payment is made) of its obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

17.13	Costs

Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account. All stamp, (real estate) transfer, registration, sales and other similar Taxes, duties, fees, imposts, levies and charges in connection with the Transaction shall be paid by the Purchaser. Notwithstanding the preceding sentence, all costs and Taxes referred to in the previous sentence relating to the Reorganisation and Debt Settlement Plan and all fees of the Notary payable in connection with the Transaction shall be paid by the Seller.

17.14	Interest

If any Party defaults in the payment when due of any amount payable under or otherwise in connection with this Agreement, then the liability of that Party shall be increased to include interest on such amount from the date when such payment is due under or otherwise in connection with this Agreement until the date of actual payment (both days inclusive) at the Interest Rate.

17.15	Notices

17.15.1	Any notice, request, consent, claim, demand and other communication between the Parties in connection with this Agreement (a “Notice”), shall be in writing and shall be given and shall be deemed to have been duly given if written in the English language and:

(a)	delivered personally (Notice deemed given upon receipt);

(b)	delivered by registered post (Notice deemed given upon confirmation of receipt); or

(c)	sent by an internationally recognized overnight courier service such as Federal Express (Notice deemed given upon receipt),

in each case with a copy by email, which copy shall not constitute a Notice.

17.15.2	A Notice to a Party shall be sent to such Party at the address set out in Schedule 15 (Parties’ details for Notices) or such other person or address as such Party may notify to the other Parties from time to time.

18	GOVERNING LAW AND DISPUTE RESOLUTION

18.1	Governing law

This Agreement (including Clause 17.2) and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Laws of the Netherlands.

18.2	Dispute resolution

18.2.1	Except as otherwise provided in this Agreement, the Parties irrevocably agree that all disputes, controversies or claims arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) by three arbitrators appointed in accordance with such rules, provided that any matters relating to Taxes shall require at least one (1) arbitrator experienced in arbitrating and resolving Tax issues. The place of arbitration shall be Geneva, Switzerland. The language of the arbitration shall be English.

18.2.2	Unless the Parties agree otherwise, the Parties, the arbitrators and the ICC shall treat the proceedings, any related disclosure and the decisions of the tribunal, as confidential, except in connection with judicial proceedings ancillary to the arbitration, such as a judicial challenge to, or enforcement of, an award, and unless otherwise required by Law or to protect a legal right of a Party. To the extent possible, any specific issues of confidentiality shall be raised with and resolved by the tribunal.

18.3	Other disputes

This Clause 18 (Governing Law and Dispute Resolution) shall also apply to disputes arising in connection with agreements that are connected with this Agreement, unless the relevant agreement expressly provides otherwise.

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AGREED AND SIGNED ON 5 OCTOBER 2013:

VION Holding N.V.

/s/ Peter Beckers	/s/ Rob Ruijter
Name:	Name:
Title:	Title:

Darling International Inc.
/s/ Randall C. Stuewe
Name:	Name:
Title:	Title:

Schedule 1 Definitions and Interpretation

1	Definitions

Capitalised terms, including those used in the introduction and preamble of this Agreement, have the following meaning:

Accounts means the audited consolidated financial statements of the Group as at, and for the six (6) month period ended on, the Effective Date (including the explanatory notes, other information and auditor’s report), as reviewed by BDO and included in the Data Room, a copy of which is attached hereto as Schedule 23 (Accounts);

Accounting Principles means the accounting principles, policies, bases, practices, methods, conventions, rules and estimation techniques applied by the Group in the preparation of the Accounts as consistently applied in the preparation of the accounts of the Group Companies in the period of three (3) financial years prior to the date of this Agreement;

Additional Amount has the meaning set out in Clause 3.1 subclause (ii);

Affiliate means the ultimate parent of a Party and any and all Persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than 50% (fifty percent) of the nominal value of the share capital issued, or more than 50% (fifty percent) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such Person;

Agreement means this sale and purchase agreement including the Schedules;

Allocation Companies has the meaning set out in Clause 3.3 (Allocation);

Announcement has the meaning set out in Clause 16.1.2;

assets means all assets (goederen) within the meaning of Section 3:1 DCC;

Assignment Consideration has the meaning as set out in Clause 6.9.2;

Assignment Notice has the meaning set out in Clause 6.9.5;

Benefit Arrangement means any plan, scheme, agreement, arrangement, custom or practice for the payment of, provision for, or contribution towards any pensions, allowances, lump sums or other like benefits on retirement, early retirement, death, termination of employment (whether voluntary or not) or during periods of sickness or disablement, or any deferred or incentive compensation, welfare, healthcare, medical or dental benefits, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or employee benefits of any kind, to which any Group Company has contributed at any time prior to Signing, or in respect of which any Group Company has or may have a liability or other obligation;

Business means the business of the development, production and marketing and sale of products of animal origin as carried on by the Group prior to Completion;

Business Day means a day which is not a Saturday, a Sunday or a public holiday in the Netherlands pursuant to section 3 of the Dutch General Time Limits Act (Algemene Termijnenwet);

CET means Central European Time or Central European Summer Time, as applicable;

CIT means corporate income tax;

CIT Fiscal Unity means the fiscal unity (fiscale eenheid) established between the Seller and the Dutch Group Companies pursuant to article 15 CITA until the Dissolution Date;

CITA means the Dutch corporate income tax act (Wet op de vennootschapsbelasting 1969);

Claims Exceeding the Escrow has the meaning set out in Clause 11.5.1;

Companies mean VION Ingredients Nederland (Holding) B.V., VION Ingredients International (Holding) B.V., and VION Ingredients Germany GmbH, and Company means any one of them or the relevant one of them, as the context requires;

Competition Authorities means the competition authorities of the United States of America, Germany and Poland, and Competition Authority means any one of them or the relevant one of them, as the context requires;

Completion means the performance of the actions set out in Clause 7.2 (Completion actions);

Completion Conditions means the conditions set out in Clause 4.1 (Conditions);

Completion Date means the date on which Completion commences;

Completion Payment Amount has the meaning set out in Clause 6.11 (Funds flow at Completion);

Confidentiality Letter has the meaning set out in Recital (E) of this Agreement;

Consultation Matters has the meaning set out in Clause 4.1.2;

Conversion Costs has the meaning set out in Clause 6.8.4;

Data Room means the virtual data room containing documents and information relating to the Group, the contents of which are filed on the DVD as delivered to the Purchaser before signing of this Agreement and enclosed as Schedule 16 (Data Room DVD);

DCC means the Dutch civil code (Burgerlijk Wetboek);

Debt Financing means the financing arrangements contemplated by the Financing Documents;

Debt Settlement Plan means the debt settlement plan, attached hereto as Schedule 7 (Debt Settlement Plan);

Deed of Transfer means the notarial deed of transfer of the Shares substantially in the form as included in Schedule 17 (Deeds of Transfer);

Deeds of Release means the deeds of release in form and substance to the reasonable satisfaction of the Purchaser, signed by the security agent under the Existing Bank Facilities, evidencing release of all Encumbrances levied on the Shares and any assets of the Group in connection with the Existing Bank Facilities and the release of each member of the Group from any Guarantee with respect to the Existing Bank Facilities, which deeds shall become effective immediately prior to the execution of the Dutch Deeds of Transfer

Defaulting Party has the meaning set out in clause 7.3.1;

Disclosed means facts, matters or other information disclosed on the face of the Disclosed Information and in such parts of the Disclosed Information where one would reasonably expect to find the relevant facts, matters or information (without it being necessary to cross-refer to other pages or documents not included in the Data Room), in sufficient detail to enable a reasonable purchaser to make an informed assessment of the fact, matter or information concerned;

Disclosed Information means all information included or provided in (i) this Agreement, (ii) the Information Materials, (iii) the information contained in the Data Room and (iv) the four (4) e-mails from Mecheline Gaaf of De Brauw to Gregory Crookes of Clifford Chance sent on Thursday 3 October 2013 at 21:03, 21:04, 21:05 and 21:10 hours.

Dissolution Date means the date that the Dutch Group Companies no longer form part of the CIT Fiscal Unity;

Dutch Companies mean VION Ingredients Nederland (Holding) B.V. and VION Ingredients International (Holding) B.V. and Dutch Company means any one of them or the relevant one of them, as the context requires;

Dutch Deeds of Transfer means the notarial deeds of transfer of the Dutch Shares substantially in the form as included in Paragraph 1 (Dutch Deeds of Transfer) of Schedule 17 (Deeds of Transfer);

Dutch GAAP means Dutch General Accepted Accounting Principles;

Dutch Group Companies means the Company, Ecoson BV, Harimex BV, Hepac BV, HR-Services Bergum BV, HR-Services Nederland BV, IT Services BV, Ligital BV, Rendac BV, Rendac Son BV, Rousselot BV, Sonac Burgum BV, Sonac BV, Sonac Eindhoven BV, Sonac Harlingen BV, Sonac Loenen BV, Sonac Son BV, Sonac Vuren BV, VION 5Q BV, VION Ingredients International (Holding) BV, VION Ingredients Nederland (Holding) BV and VION Ingredients Nederland BV;

Dutch Share Purchasers mean the Affiliates of the Purchaser nominated by the Purchaser as acquirer of the Dutch Shares and “Dutch Share Purchaser” means any one of them or relevant one of them, as the context requires;

Dutch Shares mean all of the issued shares in the capital of the respective Dutch Companies;

Effective Date means 00:01 hours CET on 1 July 2013;

Encumbrance means any claim, charge, pledge, mortgage, lien, option, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement to create any of the foregoing;

Environmental Law means any Law relating to pollution or protection of the environment, natural resources or human health and safety, provided that Environmental Law shall not include those Laws relating to food safety;

Escrow Account has the meaning set out in the Escrow Agreement;

Escrow Agent has the meaning set out in the Escrow Agreement;

Escrow Amount has the meaning set out in Clause 11.8;

Escrow Agreement means the escrow agreement as attached in agreed form as Schedule 18 (Escrow Agreement);

Equity Value has the meaning set out in Clause3.1(c)(i);

EUR or euro means the official currency of the Netherlands as at the Signing Date, it being understood, however, that if such currency is no longer the official currency of the Netherlands at the date on which an amount becomes due and payable under or otherwise in connection with this Agreement, “EUR” or “euro” shall be deemed to refer to its equivalent in the official currency of the Netherlands at such date;

Excluded Claims has the meaning set out in Clause 11.5.1;

Existing Bank Facilities means each of the loans and facilities made available to the relevant members of the Seller’s Group by the Existing Lenders to the extent they remain outstanding at the Completion Date;

Existing Lenders means each lender or lending syndicate, as the case may be, providing credit facilities to the Seller’s Group and a party to the Intercreditor Agreement;

Financing Documents means any financing documentation entered into between the Purchaser and the Financing Sources as contemplated and provided on 30 September 2013 to the Seller as part of the bid letter;

Financing Sources means the Persons that have committed (or hereafter commit) to provide or arrange the Debt Financing, together with their Affiliates, and their Affiliates’ respective officers, directors, employees, agents and representatives involved in such financing and their successors and permitted assigns;

FX Agreements means the agreements to hedge foreign exchange risk between VION Financial Services B.V. on the one hand and various Group Companies on the other hand as listed in Schedule 25 (FX Agreements) and those FX agreements that are entered into in the Interim Period in accordance with Clause 6.6.1;

German Company means VION Ingredients Germany GmbH;

German Deed of Transfer means the notarial deed of transfer of the German Shares substantially in the form as included in paragraph 2 (German Deed of Transfer) of Schedule 17 (Deeds of Transfer);

German Shares mean all of the issued shares in the capital of the German Company;

German Notary means a German notary nominated by the Seller;

German Share Purchaser means an Affiliate of the Purchaser nominated by the Purchaser as acquirer of the German Shares;

German Share Seller means VION Food Hamburg GmbH;

Governmental Authority means, to the extent it has jurisdiction or authority in respect of the relevant matter, any public, statutory, governmental, semi-governmental, judicial, legislative, executive, regulatory or competition body, entity, department or authority of the Netherlands or any other country or jurisdiction, including the European Union;

Governmental Order means any order, writ, judgement, decree, declaration, stipulation, determination or award entered into by or with any Governmental Authority;

Group has the meaning set out in Recital (A) of this Agreement;

Group Companies has the meaning set out in Recital (A) of this Agreement, and Group Company means any one of them or the relevant one of them, as the context requires;

Group Insurance Policies mean insurance policies under which the Group will have coverage in respect of property damage and business interruption, third party liability, marine cargo and director and officer liability as of 1 January 2014;

Group Profit Pooling Agreement means each of the profit pooling agreements (Gewinnabführungsverträge) between the Profit Receiving Companies and the Profit Transferring Companies as well as between the Profit Transferring Companies and their affiliates or between two affiliates of the Profit Receiving Companies/Profit Transferring Companies, and Group Profit Pooling Agreements means all of them together;

Guarantee means any guarantee, indemnity, surety, letter of comfort or other assurance, security, right of set-off, obligation to contribute (bijdrageplicht) or undertaking, given by a person to secure or support the obligations (actual or contingent) of any other person, whether given directly, by way of counter-indemnity or otherwise;

Hazardous Substance means any substance, material or waste defined or regulated under Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning or regulatory effect.

ICL Notice has the meaning set out in Clause 6.9.8;

IFRS means International Financial Reporting Standards;

Incremental ICL Balance has the meaning set out in Clause 6.9.6;

Information Materials means the financial vendor initiated due diligence report volumes 1 through 5 prepared by KPMG Advisory N.V. and dated 1 May 2013, the legal vendor initiated due diligence report dated 6 August 2013 and prepared by De Brauw Blackstone Westbroek N.V., the tax vendor initiated due diligence report prepared by Ernst & Young and dated 1 August 2013, the pension vendor initiated due diligence report prepared by Towers Watson and dated 6 August 2013, the environmental report prepared by Tauw and dated 28 June 2013, and the commercial review prepared by Deloitte and dated 7 August 2013;

Intercompany Group Loans has the meaning as set out in Clause 6.9.1(a);

Intercompany Loans means all financial debt pursuant to intercompany loans, of which an indicative list as per the Effective Date is included in the Debt Settlement Plan, including any accrued interest on or any other outstanding amounts under any such items provided by or incurred to a member of the Seller’s Group (excluding the Group Companies) to a Group Company, or vice versa, from time to time, excluding any non-financial debt such as debt relating to Intra-Group Services, FX Agreements or trade debt, and Intercompany Loan means any one of them or the relevant one of them, as the context requires;

Intercompany Seller Loans has the meaning as set out in Clause 6.9.2;

Intercreditor Agreement means the Intercreditor Agreement dated 2 October 2012 between The Royal Bank Of Scotland Plc, as Senior Agent, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., trading as Rabobank International, as Subordinated Agent, the Senior Lenders, the Hedge Counterparties, the Bilateral Lenders and the Subordinated Lenders, each as defined in the Intercreditor Agreement, Vion Holding N.V. and certain of its subsidiaries, as Original Debtors, the Royal Bank of Scotland Plc, and certain others, as Amended Pursuant to an Amendment and Restatement Agreement dated 18 July 2013.

Interest Rate means 2.5% (two and a half per cent) per annum, calculated on the basis of the actual number of days elapsed and a 360 day year and compounded on an annual basis;

Interim Period means the period as from the Effective Date up to Completion;

Interpolis means Achmea Pensioen- en Levensverzekeringen N.V. trading as Interpolis;;

Interpolis Agreement means the draft agreement that is currently being negotiated between Interpolis and SPS Pensionfund as Disclosed in the Data Room under reference 1.12.7.1.1.20;

Intra-Group Services mean, in relation to each Group Company, any service provided by or to any member of the Seller’s Group (excluding the Group Companies), as set forth in Schedule 19 (Overview Intra-Group Services) and Intra-Group Service means any one of them or the relevant one of them, as the context requires;

Key Employee means any employee of a Group Company on a total gross remuneration of greater than EUR 150,000 (one hundred fifty thousand euro) per annum;

Knowledge of the Company or any similar expression means, with respect to any fact or matter, the knowledge of Messrs. Rob Ruijter, Peter Beckers and Jasper Bollen after having made due enquiries with the Management Team;

Law means any applicable statute, law, treaty, ordinance, order, rule, directive, regulation, code, executive order, injunction, judgement, decree or other requirement and approval (including conditions) of any Governmental Authority;

Leakage has the meaning as set out in Schedule 4 (Leakage);

Leakage Amount has the meaning as set out in Schedule 4 (Leakage);

Leakage Notice means the notice from the Seller to the Purchaser, substantially in the form as included in Part 2 (Leakage Notice) of Schedule 4 (Leakage);

Leakage Statement has the meaning as set out in Schedule 4 (Leakage);

liabilities means all liabilities, duties and obligations of every description, whether deriving from contract, common law, Law or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety, and liability means any one of them or the relevant one of them, as the context requires;

Losses means any and all damages losses, liabilities, costs (including reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, claims and demands assessed in accordance with section 6:96 et seq. DCC, but excluding any losses assessed according to the standards set by section 6:96 et seq. DCC to be too remote or insufficiently causally linked to the relevant breach;

Management Team means Messrs. Dirk Kloosterboer, Jan van der Velden, Johan Roijmans and Sjors Beerendonk;

Material Adverse Effect means an effect that is materially adverse to the business, financial condition, assets, properties or results of operations of each of the Group Companies, in each case taken as a whole, provided that in no event shall any of the following be taken into account (alone or in combination with any other event identified in this provision) in determining whether there has been such a Material Adverse Effect:

(i)	any change in Law or accounting standards or interpretations thereof applicable to the Group;

(ii)	any change in economic or business conditions or industry-wide or financial market conditions generally;

(iii)	any currency exchange rate fluctuations; and

(iv)	any political conditions (including effects arising out of acts of terrorism, sabotage, armed hostilities or war) or other force majeure events;

(v)	provided further that any event, occurrence, fact, condition or change referred to above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent such event, occurrence, fact, condition or change has a disproportionate effect on the Group Companies compared to other participants in the industries in which the Group Companies conduct the Business.

Material Contracts means this Agreement, the Supply Agreements, and all other contracts, agreements or arrangements to which any of the Group Companies is a party that, if terminated, would have a Material Adverse Effect on the Group;

Merger Clearance Filings has the meaning set out in Clause 4.1.1;

Notary means civil law notary Reinhard Willem Clumpkens or any other civil law notary of De Brauw Blackstone Westbroek N.V., or such notary’s substitute;

Notary Letter means the letter to be executed between the Notary, the Seller, the Purchaser and the relevant agent and/or lenders under the Existing bank Facilities in accordance with Clause 6.14 (Execution of the Notary Letter);

Notice has the meaning set out in Clause 17.15.1;

Ordinary Course of Business means the ordinary course of business of a Person, consistent with its past custom and practice substantially in the manner in and to the extent to which it was conducted within its country of operation in the twelve (12) months prior to Signing, provided that “Ordinary Course of Business” shall also include actions specifically required by this Agreement to be taken or not to be taken in connection with the transactions contemplated by this Agreement;

Parties means the Seller and the Purchaser, and Party means any one of them or the relevant one of them, as the context requires;

Permitted Leakage has the meaning as set out in Schedule 4 (Leakage);

Person means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organization, including a Governmental Authority;

PRC means the People’s Republic of China;

Properties means all material real property owned or leased by the Group Companies at Signing;

Purchase Price has the meaning set out in Clause 3.1 (Total Consideration);

Purchaser has the meaning set out in the preamble of this Agreement;

Purchaser Assignee has the meaning as set out in Clause 6.9.2;

Purchaser Guaranteed Obligations has the meaning set out in Clause 14.1;

Purchaser’s Group means the Purchaser, its Affiliates and their subsidiaries from time to time, including, after Completion, the Group Companies;

Purchaser’s Warranties means the warranties given by the Purchaser to the Seller pursuant to Clause 10.2 (Purchaser’s Warranties) and Schedule 13 (Purchaser’s Warranties), and Purchaser’s Warranty means any one of them or the relevant one of them, as the context requires;

Relief means any relief, allowance, amortisation, depreciation, credit, deduction, exemption, set-off or other relief of a similar nature granted or available in relation to Tax and any repayment or right to repayment of Tax;

Representative means any director, officer or employee of the Party concerned;

Reorganisation means all steps that are necessary to be carried out by the Seller or a relevant Affiliate of the Seller in order to transfer the Business to the Group, and to carve any other business out from the Group, and to implement the Step-up Transaction, all as attached in Schedule 6 (Reorganisation);

Restricted Period means two (2) years from the Completion Date, or such shorter period of time recognised by Law as being binding on the Seller and the other members of the Seller’s Group;

Securities Act has the meaning set out in Clause 6.15.3 subclause (b);

Seller has the meaning set out in the preamble of this Agreement;

Seller Assignor has the meaning as set out in Clause 6.9.2;

Seller’s Group means the Seller and its Affiliates from time to time, excluding, after Completion, the Group Companies;

Seller Insurance Policies mean insurance policies under which any Group Company is insured prior to 1 January 2014 in its capacity as a member of the Seller’s Group and in respect of property damage and business interruption, third party liability, marine cargo and director and officer liability;

Seller’s Warranties means the warranties given by the Seller to the Purchaser pursuant to Clause 10.1 (Seller’s Warranties) as included in Schedule 12 (Seller’s Warranties), and

Seller’s Warranty means any one of them or the relevant one of them, as the context requires;

Share Purchasers means the members of the Purchaser’s Group set forth in Schedule 22 (Shares) and Share Purchaser means any one of them or the relevant one of them, as the context requires;

Share Sellers means the members of the Seller’s Group set forth in Schedule 22 (Shares) and Share Seller means any one of them or the relevant one of them, as the context requires;

Shares has the meaning set out in Recital (A) of this Agreement;

Signing means the signing by the Parties of this Agreement;

Signing Date means the day on which the last Party has signed this Agreement;

SNP Agreement has the meaning set out in Clause 6.17.1;

SNP Loans has the meaning set out in Clause 6.17.1;

SNP Purchase Price has the meaning set out in Clause 6.17.2;

SNP Purchaser has the meaning set out in Clause 6.17.1;

SNP Sellers means Messrs. Hans-Peter Fuchs, Ludger Stroër, Labor Dr. Oberthür GmbH, and Heristo Aktiengesellschaft;

SNP Shares has the meaning set out in Clause 6.17.2;

SPS Pension Fund means Stichting Pensioenfonds Son, a foundation incorporated under the laws of the Netherlands, having its corporate seat in Best, the Netherlands and registered with the Dutch trade register under number 17119514;

Step-up Transaction means all of the steps together described in Scenario 1 (Legal merger) of the memorandum drafted by Ernst & Young titled “Vion Food Group – Creation tax depreciable goodwill Ingredients division Dutch tax consideration” dated 13 August 2013 included as document 1.10.4.1 in the Data Room;

Supply Agreements means any of the processing agreements between members of the Seller’s Group (excluding the Group Companies) on the one hand and any Group Company on the other hand as Disclosed;

Surviving Clauses means the following Clauses: 1 (Interpretation), 16 (Confidentiality), 17 (Miscellaneous) and 18 (Governing law and dispute resolution);

Taxation or Tax means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, charges, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction or otherwise) and in respect of any Person, including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing, whether disputed or not, and including any obligations to succeed to the Tax Liability of any other Person under joint and/or several liability obligations of fiscal unity provisions, United States consolidated return obligations or other similar Law;

Tax Authority means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation;

Tax Benefit means:

(a)	any Tax Refund actually received by a Group Company or a member of the Purchaser’s Group;

(b)	any reduction of Tax actually owing by a Group Company or a member of the Purchaser’s Group; and

(c)	the net present value of any future Relief, including a Relief in the form of additional depreciation or amortisation allowances, reasonably expected to be actually realised within three (3) years after the Closing Date at the level of any Group Company or member of Purchaser’s Group. The net present value of such a future Relief will be calculated (i) using a discount rate equal to 8.3% and (ii) as per the date any amount is due by the Seller to the Purchaser;

Tax Covenant means the covenant relating to Taxation set out in Paragraph 2 (Tax covenant) of Schedule 14 (Tax);

Tax Deduction means any deduction or withholding for or on account of Tax;

Tax Refund means a rebate, refund or repayment in respect of Tax;

Tax Return means any return, declaration, report or information relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;

Tax Warranties means the warranties set out in Paragraph 17 (Tax) of Schedule 12 (Seller’s Warranties);

Terminated Profit Pooling Agreement means each of the profit pooling agreements (Gewinnabführungsverträge) between VION Food Hamburg GmbH (controlling entity) and Sobel Holding GmbH (controlled entity) dated 29 November 2007, between VION Food Hamburg GmbH (controlling entity) and VION Ingredients Germany GmbH (controlled entity) dated 12 November 2007 or between CEMO Fleisch GmbH (controlling entity) and BestHides GmbH (controlled entity) dated 5 March 2007, and Terminated Profit Pooling Agreements means all of them together;

Transaction has the meaning set out in the preamble of this Agreement;

Transitional Services Agreement means the transitional services agreement to be entered into by the Seller and the Purchaser at Completion in the agreed form of Schedule 20 (Transitional Services Agreement);

Total Consideration has the meaning set out in Clause 3.1 (Total Consideration);

VAT means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC and outside the European Union any Tax levied by reference to added value, sales and/or consumption;

VAT Fiscal Unity means the fiscal unity (fiscale eenheid) between, amongst others, the Seller and the Dutch Group Companies pursuant to article 7(4) of the Dutch Value Added Tax Act 1968 (Wet op de omzetbelasting 1968);

VFS Intercompany Loan means the Intercompany Loan provided by VION Ingredients International (Holding) B.V. to VION Financial Services B.V. under which an amount of EUR 266,159,123 was outstanding on the Effective Date;

VION Ingredients Incentive and Success Fee Plan means the incentive and success fee plan for certain employees of the Group, a redacted example of which is Disclosed as document 1.12.1.7 in the Data Room;

Works Councils means in relation to the Transaction the relevant works councils of the Seller’s Group and of the Group Companies and Works Council means any one of them or the relevant one of them as the context requires.

2	References to persons

References to a person include any Person, whether or not having separate legal personality and wherever incorporated or registered.

3	Headings and references to Clauses, Schedules and Paragraphs

3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

3.2	A reference in this Agreement to:

(a)	a Clause is to the relevant clause of this Agreement;

(b)	a Schedule is to the relevant schedule to this Agreement; and

(c)	a Paragraph is to the relevant paragraph of the relevant Schedule.

4	References to liabilities and obligations

4.1	Any reference in this Agreement to a liability or obligation of any member of the Seller’s Group shall be deemed to incorporate references to obligations on the part of the Seller to procure that the relevant liability is discharged or obligation is performed by the relevant member(s) of the Seller’s Group, on the terms of and subject to the conditions set out in this Agreement.

4.2	Any reference in this Agreement to a liability or obligation of any member of the Purchaser’s Group shall be deemed to incorporate a reference to an obligation on the part of the Purchaser to procure that the relevant liability is discharged or obligation is performed by the relevant member(s) of the Purchaser’s Group, on the terms of and subject to the conditions set out in this Agreement.

5	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

6	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

7	Other references

7.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

7.2	Whenever used in this Agreement, the words “as of” shall be deemed to include the day or moment in time specified thereafter.

7.3	Whenever used in this Agreement, the term “third party” means any person or entity other than the Seller, the Purchaser, a Group Company or one of their respective subsidiaries, group companies or participating interests, and any references to subsidiary, group company or participating interest shall have the meaning given to such terms in the DCC.

7.4	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

Schedule 2 Group Companies

Country	Name entity	% shares held
The Netherlands	B.V. CTH Groep	100%
The Netherlands	China Millers Ltd	100%
The Netherlands	Combinatie Teijsen van de Hengel (CTH) B.V.	100%
The Netherlands	CTH Slachthuizen B.V.	100%
The Netherlands	CTH Vastgoed B.V.	66.6%
The Netherlands	Ecoson B.V.	100%
The Netherlands	FX Technology and Products USA, LLC	33%
The Netherlands	Global Ceramic Materials Ltd	100%
The Netherlands	Harimex B.V.	100%
The Netherlands	Hepac B.V.	100%
The Netherlands	HR-Service Bergum B.V.	100%
The Netherlands	HR-Service Nederland B.V.	100%
The Netherlands	IT Services B.V.	100%
The Netherlands	Ligital B.V.	100%
The Netherlands	Nederlandse Darmenhandel Nevada B.V.	100%
The Netherlands	Rendac B.V.	100%
The Netherlands	Rendac Son B.V.	100%
The Netherlands	Rousselot B.V.	100%
The Netherlands	Sonac Almere B.V.	100%
The Netherlands	Sonac B.V.	100%
The Netherlands	Sonac Burgum B.V.	100%
The Netherlands	Sonac Eindhoven B.V.	100%
The Netherlands	Sonac Harlingen B.V.	100%
The Netherlands	Sonac Loenen B.V.	100%
The Netherlands	Sonac Son B.V.	100%
The Netherlands	Sonac Vuren B.V.	100%

Country	Name entity	% shares held
The Netherlands	VION Ingredients International (Holding) B.V.	100%
The Netherlands	VION Ingredients Nederland (Holding) B.V.	100%
The Netherlands	VION Ingredients Nederland B.V.	100%
The Netherlands	VION 5Q B.V.	100%
The Netherlands	HR-Service Nederland B.V.	100%
The Netherlands	HR-Service Bergum B.V.	100%
Germany	Berndt Besitz GmbH & Co KG	21.5%
Germany	Berndt GmbH	21.5%
Germany	Berndt Verwaltungs GmbH	21.5%
Germany	BestHides GmbH	60%
Germany	CTH GmbH	66.7%
Germany	Ecoson GmbH	100%
Germany	Hide Service GmbH	50%
Germany	Kanzler GmbH	100%
Germany	LARU GmbH	100%
Germany	MD Entsorgungsgesellschaft fur Schlachtnebenprodukten mbH	100%
Germany	Nevada Darmen- und Schlachtnebenprodukte Handels GmbH	100%
Germany	Rendac Icker GmbH & Co. KG	100%
Germany	Rendac Jagel GmbH	100%
Germany	Rendac Lingen GmbH	100%
Germany	Rendac Rotenburg GmbH	100%
Germany	Rousselot GmbH	100%
Germany	Sanrec GmbH	100%
Germany	SNP Handels- und Beteiligungsgesellschaft mbH	100%

Country	Name entity	% shares held
Germany	SNP Verwaltungs- GmbH	100%
Germany	Sobel GmbH	100%
Germany	Sobel Holding GmbH	8.29+33.33+29.19+29.19
Germany	Sonac Bramstedt Nord GmbH	100%
Germany	Sonac Brünen GmbH	100%
Germany	Sonac Elsholz GmbH	100%
Germany	Sonac Erolzheim GmbH	100%
Germany	Sonac Gelsenkirchen GmbH	100%
Germany	Sonac Kiel GmbH	100%
Germany	Sonac Lingen GmbH	100%
Germany	Sonac Mering GmbH	100%
Germany	Sonac Versmold GmbH	100%
Germany	VION Ingredients Germany GmbH	100%
Germany	Sonac Bad Bramstedt GmbH	100%
Germany	VION 5Q GmbH	100%
Germany	Best Hides	60%
Belgium	CTH Belgie B.V. BA	100%
Belgium	Eco-VION Belgium N.V.	100%
Belgium	Rendac N.V.	100%
Belgium	Rendac Transport N.V.	100%
Belgium	Rendac UDES s.a.	100%
Belgium	Rendac UDES Transport s.a.	100%
Belgium	Rousselot N.V.	100%
Belgium	Sonac Belgie N.V.	100%
Belgium	Sonac Gent N.V.	100%
Belgium	Sonac Transport N.V.	100%
Belgium	VADA N.V.	100%

Country	Name entity	% shares held
France	Rousselot Angouleme SAS	100%
France	Rousselot SAS	100%
France	Rousselot Isle sur la Sorgue SAS	100%
Luxembourg	Rendac CES SA	100%
Luxembourg	Sobel Luxembourg Sarl	100%
UK	Global Ceramic Materials Ltd	100%
UK	China Millers Ltd	100%
UK	Sonac Hides & Skins (UK) Ltd	100%
UK	VION 5Q UK Ltd	100%
Spain	CTH Espana SL	100%
Spain	Rousselot Gelatin SL	100%
Portugal	CTH Porto Industria Alimentar Unipessoal Lda	100%
Italy	Haripro SpA	50%
Poland	Sonac Osetnica Sp. Z.o.o	25
Poland	Sonac Usnice Sp z.o.o	100%
Poland	T&K Spolka z.o.o	51%
Czech Republic	ASAP s.r.o.	40%
Czech Republic	ASAVET a.s.	40%
Austria	Sonac Bergheim GmbH	100%
USA	CTH US Inc.	100%
USA	Rousselot Dubuque Inc.	100%
USA	Rousselot Inc.	100%
USA	Rousselot Peabody Inc.	100%
USA	Sonac USA LLC	100%
Brazil	CTH do Brasil Consultoria em Negocios LTDA	100%
Brazil	Harimex do Brasil Ltda	100%
Brazil	Rousselot Gelatinas do Brasil Ltda	100%

Country	Name entity	% shares held
Argentina	Rousselot Argentina SA	100%
China	Changchun Sonac Biology Co. Ltd	100%
China	Hunan Teijsen Casings & Food Co. Ltd	100%
China	Rousselot (Da’an) Gelatin Co. Ltd	75%
China	Qionglai Sonac Biology Co. Ltd	100%
China	Rousselot (Guangdong) Gelatin Co. Ltd	75%
China	Rousselot (Wenzhou) Gelatin Co. Ltd	70%
China	Rousselot (Zhejiang) Gelatin Co. Ltd	70%
China	Siping Sonac Biology Co. Ltd	100%
China	Sonac (China) Biology Co. Ltd	65%
China	Sonac (Luohe) Biology Co. Ltd	100%
China	Suzhou Sonac Protein Co. Ltd	80%
China	Zhejiang Sonac Biology Co. Ltd	100%
China	VION (Shanghai) Management Co., Ltd	100%
Japan	Rousselot Japan KK	100%
Japan	Rousselot Jellice KK	51%
Malaysia	Rousselot (M) SDN BHD	100%
Australia	Sonac Australia Pty, Ltd	100%

Schedule 3 Additional Amount

1	FORMULA

The Additional Amount shall be a euro amount calculated as (X * Y / Z), where:

(a)	X equals EUR 6,864,130;

(b)	Y equals the number of calendar days elapsed from the Effective Date up to and including the Closing Date; and

(c)	Z equals 30.

2	SAMPLE CALCULATION

If Completion occurs on 31 December 2013, then:

(a)	Y equals 184; and

(b)	the Additional Amount shall equal (EUR 6,864,130 * 184 / 30=) EUR 42,100,000.

Schedule 4 Leakage

PART 1 LEAKAGE PROVISIONS

1	Definitions

Capitalised terms used in this Schedule 4 (Leakage) but not defined herein shall have the meaning as set forth in Schedule 1 (Definitions and Interpretation). The following capitalised terms used in this Schedule 4 (Leakage) shall have the following meaning:

Additional Leakage means Leakage for which no adjustment to the Purchase Price was made in accordance with Paragraph 2 (Leakage Amount) of this Schedule 4 (Leakage) and which was not otherwise reimbursed to or on behalf of the Purchaser or the Group by the Seller or a member of a Seller’s Group (excluding the Group Companies);

Additional Leakage Notice has the meaning set out in Paragraph 4.1 of this Schedule 4 (Leakage);

Independent Expert has the meaning set out in Paragraph 4.3 of this Schedule 4 (Leakage);

Leakage means any of the following items:

(a)	any dividends or other distributions, whether by way of share redemption, share capital reduction or otherwise, and any other payment in respect of any share capital of any Group Company, in each case whether in cash or in kind, paid or made by any Group Company to and for the benefit of any member of the Seller’s Group (excluding the Group Companies);

(b)	the value of any assets, rights or other benefits transferred by any Group Company to and for the benefit of any member of the Seller’s Group (excluding the Group Companies) and the value of any payment by any Group Company to any third party on behalf of a member of the Seller’s Group (excluding the Group Companies) in each case outside the Ordinary Course of Business;

(c)	the value of any Encumbrances created over any of the assets of any Group Company for the benefit of any member of the Seller’s Group (excluding the Group Companies) to the extent not released at Completion;

(d)	the value of any assets, rights or other benefits transferred by any Group Company to the Seller’s Group any to the extent these assets, rights or other benefits have been used by the Seller’s Group to satisfy an obligation or liability that is unrelated to the Business;

(e)	the value of any waiver or forgiveness by any Group Company of any indebtedness or liability owed by any member of a Seller’s Group (excluding the Group Companies) to such Group Company;

(f)	any indebtedness or liability incurred by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) to the extent not incurred for an at arm’s length consideration, and excluding any trade payables or Tax reimbursements incurred by a Group Company towards the Seller’s Group (excluding the Group Companies) in the Ordinary Course of Business and at arm’s length terms;

(g)	any indebtedness or liability owed by any member of the Seller’s Group (excluding the Group Companies) to a third party, other than in respect of any indebtedness or liabilities in respect of which one of the Group Companies is the principal debtor, which is assumed or indemnified by any Group Company;

(h)	any amount for fees, costs and expenses (including the fees, costs and expenses of lawyers, accountants, brokers, finders, financial and other advisers) in relation to the Transaction or the Deeds of Release or the Existing Bank Facilities charged by any member of the Seller’s Group (excluding the Group Companies) or the Existing Lenders to any of the Group Companies, except for the employment costs of any personnel of the Group Companies and any directly related costs and any directly related disbursements incurred in connection with the involvement of such personnel in connection with the Transaction or the Deeds of Release or the Existing Bank Facilities;

(i)	any bonus (in cash or in kind) paid or payable to any director, officer, employee or consultant of any member of the Seller’s Group (excluding the Group Companies) or any of the Group Companies, which is incurred or reimbursed by, or charged to, any of the Group Companies, as an incentive to complete the transactions contemplated in this Agreement;

(j)	any amounts for any management, advisory or service fees or other similar fees paid or payable at any time by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) other than to the extent paid or payable in the Ordinary Course of Business and at arm’s length terms;

(k)	any amounts for any monitoring costs, recharges or similar fees or charges paid or payable at any time by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) except to the extent paid or payable in the Ordinary Course of Business and at arm’s length terms;

(l)	any amounts for administrative costs (including costs related to break fees) as a result of unwinding positions under the FX Agreements in accordance with Clause 6.6.1;

(m)	any payment made by any Group Company to the Seller or any member of the Seller’s Group in connection with, the settlement of CIT within the CIT Fiscal Unity and/or VAT within the VAT Fiscal Unity for the period prior to the Effective Date;

(n)	any Tax liability in respect of items (a) up to and including (l) above, but excluding any Tax actually recoverable by the Group and less any Tax Benefit in respect of such items;

(o)	any agreement as to any of the matters referred to in item (a) up to and including (n) above, but only to the extent it results in an actual payment by any of the Group Companies; and

(p)	an amount equal to four per cent (4%) per annum calculated on each component of Leakage as listed in items (a) through (m) above on the basis of a year of three hundred and sixty (360) days and the actual number of days elapsed between the date of payment or incurring of such component of Leakage (included) and the date of payment by the Seller in accordance with Paragraph 4.4 of this Schedule 4 (Leakage), unless (i) a provision or reserve in respect of the same is included in the Accounts (and, if so, only to the extent of such provision or reserve) or (ii) the same constitutes Permitted Leakage;

Leakage Amount means the sum of all Leakage items to the extent the Leakage occurs in the Interim Period;

Leakage Notice means the notice from the Seller to the Purchaser substantially in the form as included in Part 2 (Leakage Notice) of this Schedule 4 (Leakage);

Leakage Statement means the statement from the Seller to the Purchaser substantially in the form as included in Part 3 (Leakage Statement) of this Schedule 4 (Leakage);

Nominated Independent Expert has the meaning set out in Paragraph 4.3 (Additional Leakage) of this Schedule 4 (Leakage);

Permitted Leakage means the items as set out in Paragraph 3 (Permitted Leakage) of this Schedule 4 (Leakage);

Response Notice has the meaning set out Paragraph 4.2 of this Schedule 4 (Leakage).

2	Leakage Amount

2.1	In accordance with Clause 3.1 (Purchase Price) of the Agreement, the Purchase Price shall be adjusted for an amount equal to the Leakage Amount.

2.2	The Seller hereby confirms that there will not be any Leakage in the Interim Period.

3	Permitted Leakage

The Parties acknowledge and agree that the Group shall be entitled to make or have made the following payments or commitments (the “Permitted Leakage”), which have been factored into the Equity Value and have no further effect on the Equity Value or the Purchase Price:

(a)	any payment or transfer of shares or assets made, or any commitment to make the same, under the Reorganisation, unless exceeding the cash and non-cash amounts set forth in Schedule 6 (Reorganisation);

(b)	any payment to VION Financial Services B.V. due by a Group Company as settlement of liabilities arising from an unwound position under the FX Agreement;

(c)	any action in accordance with the Debt Settlement Plan;

(d)	any action in accordance with accordance with Clause 6.9.2;

(e)	any payment under an Intercompany Loan that is compliant with its terms, to the extent taken into account in accordance with Clause 6.9.2;

(f)	any payment in accordance with Clause 6.3.1 subclause (a);

(g)	any payment by a Group Company for the supply of raw material by a member of the Seller’s Group (excluding the Group Companies) under the Supply Agreements;

(h)	any payment by a Group Company to the Seller’s Group (excluding the Group Companies) in consideration for the provision of an Intra-Group Service set out in Schedule 19 (Overview Intra-Group Services);

(i)	any payment made pursuant to paragraph 1.3 or 1.4 of Schedule 10 (Terminated Profit Pooling Agreements); and

(j)	any payment under the VION Ingredients Incentive and Success Fee Plan as Disclosed in the Disclosed Information up to a maximum aggregate amount of EUR 7,000,000 (seven million euros).

4	Additional Leakage

4.1	If and to the extent that the Purchaser, within six (6) months after Completion, identifies that Additional Leakage has occurred in the Interim Period, then the Purchaser shall be entitled to deliver within such six (6) months period a Notice to the Seller setting out the Additional Leakage, together with reasonable evidence of the Additional Leakage (an “Additional Leakage Notice”).

4.2	The Seller shall be deemed to have accepted the Additional Leakage Notice, except to the extent it delivers within twenty (20) Business Days of receipt of the Additional Leakage Notice a Notice to the Purchaser responding to the Additional Leakage Notice (a “Response Notice”).

4.3	If a Response Notice is delivered within the requisite period referred to in Paragraph 4.2 of this Schedule 4 (Leakage), to the extent the Response Notice disputes the Additional Leakage Notice, the Seller and the Purchaser shall negotiate in good faith with the aim to reach agreement on the amount of Additional Leakage. If the Seller and the Purchaser do not reach agreement on the amount of Additional Leakage within twenty (20) Business Days of receipt of the Response Notice, the amount of Additional Leakage shall be determined by an independent expert (the “Independent Expert”) subject to the following:

(a)	the Seller and the Purchaser shall be entitled to jointly nominate a reputable firm of registered accountants (registeraccountants) in the Netherlands and with international standing to be the Independent Expert, being either Deloitte, Ernst & Young, KPMG or PwC (the “Nominated Independent Expert”);

(b)	if the Purchaser and the Seller agree to such Nominated Independent Expert within twenty-five (25) Business Days after the receipt of the Response Notice, such Nominated Independent Expert shall be the Independent Expert and if the Seller and the Purchaser do not agree on the Nominated Independent Expert within twenty-five (25) Business Days after the receipt of the Response Notice, they shall each be entitled to request the chairman of the Dutch Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) to nominate a reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing being either Deloitte, Ernst & Young, KPMG or PwC to be the Independent Expert and the Seller and the Purchaser shall appoint such firm as the Independent Expert;

(c)	the terms of reference for the Independent Expert shall be to determine the amount of Additional Leakage, if any, within fifteen (15) Business Days of its appointment;

(d)	the Independent Expert shall be entitled to determine the procedure applicable to such determination of the amount of Additional Leakage, if any;

(e)	the Independent Expert shall act as expert and not as arbitrator and shall determine the dispute by means of a binding advice (bindend advies); and

(f)	the costs (including VAT) of the Independent Expert shall be borne as the Independent Expert deems appropriate given the outcome of the binding advice procedure or, failing such direction, equally by the Purchaser and the Seller;

4.4	The Seller shall pay to the Purchaser any (a) amount of Additional Leakage, agreed or determined in accordance with Paragraphs 4.1 through Paragraph 4.3, plus (b) an amount equal to 4% (four percent) per annum calculated on each component of the amount of Additional Leakage on the basis of a year of three hundred sixty (360) days and the actual number of days elapsed during the period between the date of payment or the waiver of payment of such amount of Additional Leakage (included) and the date of actual payment of the amount of Additional Leakage to the Purchaser (excluded), within thirty (30) Business Days of agreement or determination, as an adjustment of the Purchase Price.

4.5	For the avoidance of doubt, and notwithstanding any other provisions of this Agreement, the Seller shall be liable to the Purchaser for any such amount of Additional Leakage, on a euro-for-euro basis, subject to Clause 11.5.2 (Maximum liability). No member of the Seller’s Group shall have any recourse against the Group Companies or the Purchaser with respect to the payment of any Additional Leakage.

PART 2 LEAKAGE NOTICE

To:

[Purchaser]

[Address]

Eindhoven, [Date]

Dear Sir/Madam,

Words and definitions used but not defined herein shall have the same meaning as ascribed thereto in the sale and purchase agreement between VION Holding N.V. as the seller and Darling International Inc. as the purchaser dated [•] 2013 (the “Agreement”).

This notice sets out the relevant amounts of each item listed as Leakage pursuant to the Agreement in order to determine the Leakage Amount.

Items of Leakage	Net amount
Any dividends or other distributions, whether by way of share redemption, share capital reduction or otherwise, and any other payment in respect of any share capital of any Group Company, in each case whether in cash or in kind, paid or made by any Group Company to and for the benefit of any member of the Seller’s Group (excluding the Group Companies)	EUR [•]
The value of any assets, rights or other benefits transferred by any Group Company to and for the benefit of any member of the Seller’s Group (excluding the Group Companies) and the value of any payment by any Group Company to any third party on behalf of a member of the Seller’s Group (excluding the Group Companies), in each case outside the Ordinary Course of Business	EUR [•]
The value of any Encumbrances created over any of the assets of any Group Company for the benefit of any member of the Seller’s Group (excluding the Group Companies) to the extent not released at Completion	EUR [•]
The value of any assets, rights or other benefits transferred by any Group Company to the Seller’s Group to the extent these assets, rights or other benefits have been used by the Seller’s Group to satisfy an obligation or liability that is unrelated to the Business	EUR [•]

Items of Leakage	Net amount
The value of any waiver or forgiveness by any Group Company of any indebtedness or liability owed by any member of the Seller’s Group (excluding the Group Companies) to such Group Company	EUR [•]
Any indebtedness or liability incurred by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) to the extent not incurred for an at arm’s length consideration, and excluding any trade payables or Tax reimbursements incurred by a Group Company towards the Seller’s Group (excluding the Group Companies) in the Ordinary Course of Business and at arm’s length terms	EUR [•]
Any indebtedness or liability owed by any member of the Seller’s Group (excluding the Group Companies) to a third party, other than in respect of any indebtedness or liabilities in respect of which one of the Group Companies is the principal debtor, which is assumed or indemnified by any Group Company	EUR [•]
Any amount for fees, costs and expenses (including the fees, costs and expenses of lawyers, accountants, brokers, finders, financial and other advisers) in relation to the Transaction or the Deeds of Release or the Existing Bank Facilities charged by any member of the Seller’s Group (excluding the Group Companies) or the Existing Lenders to any of the Group Companies, except for the employment costs of any personnel of the Group Companies and any directly related costs and any directly related disbursements incurred in connection with the involvement of such personnel in connection with the Transaction or the Deeds of Release or the Existing Bank Facilities	EUR [•]
Any bonus (in cash or in kind) paid or payable to any director, officer, employee or consultant of any member of the Seller’s Group (excluding the Group Companies) or any of the Group Companies, which is incurred or reimbursed by, or charged to, any of the Group Companies, as an incentive to complete the transactions contemplated in this Agreement	EUR [•]
Any amounts for any management, advisory or service fees or other similar fees paid or payable at any time by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) other than to the extent paid or payable in the Ordinary Course of Business and at arm’s length terms	EUR [•]

Items of Leakage	Net amount
Any amounts for any monitoring costs, recharges or similar fees or charges paid or payable at any time by any of the Group Companies to any member of the Seller’s Group (excluding the Group Companies) except to the extent paid or payable in the Ordinary Course of Business and at arm’s length terms	EUR [•]
Any amounts for administrative costs (including costs related to break fees) as a result of unwinding positions under the FX Agreements in accordance with Clause 6.6.1	EUR [•]
Any payment made by any Group Company to the Seller, or any member of the Seller’s Group, in connection with the settlement of CIT within the CIT Fiscal Unity and/or VAT within the VAT Fiscal Unity for the period prior to the Effective Date	EUR [•]
Any Tax Liability in respect of items (a) up to and including (l) above, but excluding any Tax actually recoverable by the Group and less any Tax Benefit in respect of such items	EUR [•]
Any agreement as to any of the matters referred to in item (a) up to and including (n) from the definition of “Leakage”, but only to the extent it results in an actual payment by any of the Group Companies	EUR [•]
An amount equal to four per cent (4%) per annum calculated on each component of Leakage as listed in items (a) through (m) from the definition of “Leakage” on the basis of a year of three hundred and sixty (360) days and the actual number of days elapsed between the date of payment or incurring of such component of Leakage (included) and the date of payment by the Seller in accordance with Paragraph 4.4 of this Schedule 4 (Leakage)	EUR [•]
Leakage Amount	EUR [•]

Please sign the enclosed copy of this letter for your acknowledgement and agreement.

Yours sincerely,

VION Holding N.V.

Name:	Name:
Title:	Title:

For acknowledgement and agreement:

Darling International Inc.

Name:	Name:
Title:	Title:

PART 3 LEAKAGE STATEMENT

To:

[Purchaser]

[Address]

Eindhoven, [Completion Date]

Dear Sir/Madam,

Words and definitions used but not defined herein shall have the same meaning as ascribed thereto in the sale and purchase agreement between VION Holding N.V. as the seller and Darling International Inc. as the purchaser dated [•] 2013 (the “Agreement”).

This Leakage Statement represents the statement as referred to in Clause 7.2 (Completion actions) subclause (d) of the Agreement.

The Seller hereby declares that it is not aware of any circumstances giving rise to a claim for Leakage other than notified to the Purchaser through the Leakage Notice.

Yours sincerely,

[Seller]

Name:	Name:
Title:	Title:

Schedule 8 Additional ICL Payment

Capitalised terms used in this Schedule 8 (Additional ICL Payment) but not defined herein shall have the meaning as set forth in Schedule 1 (Definitions and Interpretation). The following capitalised terms used in this Schedule 8 (Additional ICL Payment) shall have the following meaning:

Additional ICL Payment means the net amount of indebtedness incurred or payments made under Intercompany Loans in the Interim Period between the Seller’s Group (excluding the Group Companies), on the one hand, and the Group Companies, on the other hand, that were not or incorrectly settled or eliminated in accordance with Clause 6.9, and that were not otherwise reimbursed to the Purchaser or the Group by the Seller or a member of a Seller’s Group (excluding the Group Companies);

Independent Expert has the meaning set out in Paragraph 1.3 of this Schedule 8 (Additional ICL Payment);

Nominated Independent Expert has the meaning set out in Paragraph 1.3(a) of this Schedule 8 (Additional ICL Payment);

Response Notice has the meaning set out in Paragraph 1.2 of this Schedule 8 (Additional ICL Payment);

Revised IC Loan Notice has the meaning set out in Paragraph 1.1 of this Schedule 8 (Additional ICL Payment).

1	Additional ICL Payment

1.1	If and to the extent that the Purchaser, within six (6) months after Completion, identifies that an Additional ICL Payment occurred, then the Purchaser shall be entitled to deliver within such six (6) months period a Notice to the Seller setting out the amount of the Additional ICL Payment, together with reasonable evidence of the relevant payments on which the amount of the Additional ICL Payment is based (a “Revised IC Loan Notice”).

1.2	The Seller shall be deemed to have accepted the Revised IC Loan Notice, except to the extent it delivers within twenty (20) Business Days of receipt of the Revised IC Loan Notice a Notice to the Purchaser responding to the Revised IC Loan Notice (a ‘‘Response Notice’’).

1.3

If a Response Notice is delivered within the requisite period referred to in Paragraph 1.2, to the extent the Response Notice disputes the Revised IC Loan Notice, the Seller and the Purchaser shall negotiate in good faith with the aim to reach agreement on the amount of the Additional ICL Payment. If the Seller and the Purchaser do not reach agreement on the amount of the Additional ICL

Payment within twenty (20) Business Days of receipt of the Response Notice, the amount of the Additional ICL Payment shall be determined by an independent expert (the “Independent Expert”) subject to the following:

(a)	the Seller and the Purchaser shall be entitled to jointly nominate a reputable firm of registered accountants (registeraccountants) in the Netherlands and with international standing to be the Independent Expert, being either Deloitte, Ernst & Young, KPMG or PwC (the “Nominated Independent Expert”);

(b)	if the Purchaser and the Seller agree to such Nominated Independent Expert within twenty-five (25) Business Days after the receipt of the Response Notice, such Nominated Independent Expert shall be the Independent Expert and if the Seller and the Purchaser do not agree on the Nominated Independent Expert within twenty-five (25) Business Days after the receipt of the Response Notice, they shall each be entitled to request the chairman of the Dutch Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) to nominate a reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing being either Deloitte, Ernst & Young, KPMG or PwC to be the Independent Expert and the Seller and the Purchaser shall appoint such firm as the Independent Expert;

(c)	the terms of reference for the Independent Expert shall be to determine the amount of the Additional ICL Payment, if any, within fifteen (15) Business Days of its appointment;

(d)	the Independent Expert shall be entitled to determine the procedure applicable to such determination of the amount of the Additional ICL Payment, if any;

(e)	the Independent Expert shall act as expert and not as arbitrator and shall determine the dispute by means of a binding advice (bindend advies); and

(f)	the costs (including VAT) of the Independent Expert shall be borne as the Independent Expert deems appropriate given the outcome of the binding advice procedure or, failing such direction, equally by the Purchaser and the Seller.

1.4	The Seller shall pay to the Purchaser the (a) amount of the Additional ICL Payment, agreed or determined in accordance with Paragraphs 1.1 through Paragraph 1.3, plus (b) interest equal to the Interest Rate calculated on each component of the amount of the Additional ICL Payment, within thirty (30) Business Days of agreement or determination, as an adjustment of the Purchase Price.

Schedule 9 Notary Letter Principles

1 Definitions

Unless otherwise defined below, definitions have the same meaning as in the SPA.

“Addressees” means each of the addressees to the Notary Letter.

“De Brauw” means De Brauw Blackstone Westbroek N.V.

“Deed of Assignment” means each deed of assignment transferring the Intercompany Seller Loans to the relevant Purchaser Assignee with effectiveness immediately following the execution of the Dutch Deeds of Transfer.

“Existing Facility Agent” means each of the Existing Senior Facility Agent and the Existing Subordinated Facility Agent.

“Existing Security Agent” means The Royal Bank of Scotland PLC in its capacity as security agent under the intercreditor agreement originally dated 2 October 2012 and as amended and restated from time to time between (among others) Vion Holding N.V. as the company, the Seller as original debtor and certain financial institutions as senior lenders, subordinated lenders, bilateral lenders and/or hedge counterparties.

“Existing Senior Facility Agent” means The Royal Bank of Scotland plc. (for the senior facility lenders).

“Existing Subordinated Facility Agent” means Coöperatieve Central RaiffeisenBoerenleenbank B.A., trading as Rabobank International (for the subordinated facility lenders).

“Facility Agent” means [—] as facility agent under the Facilities Agreement.

“Facilities Agreement” means the EUR [—] [Facilities Agreement] [dated [—] [to be dated no later than the Completion Date] between [the Purchaser as the Company, Original Borrower and Original Guarantor], the Original Lenders named in it, the Facility Agent and the Security Agent.

“Notary” means Mr. R.W. Clumpkens or his substitute (plaatsvervanger) or any other civil law notary (notaris) with De Brauw designated by him or by De Brauw.

“Notary Account” means the notary account as referred to in Clause 7.2 of the SPA

“Notary Account Bank” means the bank as referred to in Clause 7.4 of the SPA.

“Security Agent” means [—] as security agent under the Facilities Agreement.

“SPA” means the share purchase agreement dated [—] between the Seller and the Purchaser related to the Ingredients business of the VION Group.

2 Completion Mechanics

The following actions will be taken on the Completion Date, strictly in the order set out below.

	Action	Impact on Funds
1	Purchaser (and, if applicable, the Purchaser’s bank) transfers the Completion Payment Amount to the Notary Account to have been credited no later than 10.00 CET on the Completion Date	Completion Payment Amount[1] will be held by the Notary for the account of the Purchaser (and, if applicable, for the Purchaser’s bank) in a segregated, insolvency-proof, notarial third-party bank account, not to be released unless in accordance with the terms of the Notary Letter

2	Notary confirms receipt of Completion Payment Amount to each of the Addressees of the Notary Letter	See under 1

3	[Facility Agent delivers to the Notary a confirmation that all conditions precedent to initial utilization as set out in the Facilities Agreement have been satisfied]	See under 1

4	Existing Facility Agent and Existing Security Agent deliver to the Notary a confirmation that the Deeds of Release have been executed with effectiveness immediately prior to the occurrence of step 6	See under 1

[1]	Claims of Dutch Share Sellers, German Share Seller and the Seller Assignors against the Purchaser, the Share Purchasers, the Purchaser Assignees and the Escrow Agent (as the case may be) in respect of the Completion Payment Amount are subject to a disclosed pledge in favour of the Existing Security Agent for the benefit of the Existing Lenders.

5	[Facility Agent and Security Agent deliver to the Notary a confirmation that each of the non-notarial security deeds in favour of the Security Agent have been executed and confirmed but are held in escrow by Seller’s attorneys until the fulfilment of step 9]	See under 1

6	After the Notary has received the confirmations under 3 and 4 above, confirmation from the Seller and the Purchaser that all necessary actions have been taken and the relevant powers of attorney, the Dutch Share Sellers, the Dutch Share Purchasers, the respective Dutch Companies and the Notary shall execute the Dutch Deeds of Transfer in accordance with the SPA	See under 1

7	Each Deed of Assignment has automatically become effective[2]

Immediately upon receipt by the Notary of the confirmation as referred to in this step 7:

1. A portion of the Completion Payment Amount equal to the Escrow Amount will be held by the Notary for the Escrow Agent

2. A portion of the Completion Payment Amount equal to the aggregate Liabilities of each member of the Group to each Creditor (each as defined in the Intercreditor Agreement) as at the Completion Date will be held by the Notary for the Existing Security Agent

3. The remainder of the Completion Payment Amount will be held by the Notary for the Seller, the Share Sellers, and the Seller Assignors in the relevant proportions

8

The Deeds of Release have automatically become effective;

The signatures on the non-notarial security deeds in favour of the Security Agent will have been automatically released, establishing the security rights on the assets of the Dutch Companies and its subsidiaries

See under 7

9	[The Notary, the Dutch Share Purchasers and the Dutch Companies execute a deed of pledge over the Dutch Shares[3] [and a notarial deed of mortgage over the real property owned by a relevant Dutch Company and/or its subsidiaries]]	See under 7

10	[The German Notary confirms to the Notary that a notarial deed of pledge over the German Shares has been executed in favour of the Security Agent [and a notarial deed of mortgage over the real property owned by the German Company and/or its subsidiaries]]	See under 7

11

On the first Business Day following the Completion Date and subject to the investigation by the Notary contemplated in Clause 7.4 subclause (d) not revealing the applicability of any relevant insolvency proceedings, the Notary shall give instructions for payment of:

1. A portion of the Completion Payment Amount equal to the Escrow Amount for same day value to the Escrow Account in accordance with the Escrow Agreement

Payment out

[3]	This step 9 is a condition to the effectiveness of the pledge of German Shares in favour of the Security Agent.

2. A portion of the Completion Payment Amount equal to the aggregate Liabilities of each member of the Group to each Creditor (each as defined in the Intercreditor Agreement) as at the Completion Date for same day value to an account of the Existing Security Agent designated by the Existing Security Agent

3. The remainder of the Completion Payment Amount for same day value to an account of the Seller designated by the Seller

Schedule 10 Terminated Profit Pooling Agreements

Capitalised terms used in this Schedule 10 (Terminated Profit Pooling Agreements) but not defined herein shall have the meaning as set forth in Schedule 1 (Definitions and Interpretation). The following capitalised terms used in this Schedule 10 (Terminated Profit Pooling Agreements) shall have the following meaning:

Loss Transfer Amount has the meaning set out in Paragraph 1.7 in this Schedule 10 (Terminated Profit Pooling Agreements);

Profit Pooling Termination Date means the date on which the Terminated Profit Pooling Agreements are terminated (beendet) with civil law effect (zivilrechtlicher Wirkung), i.e. as at the end of December 31, 2013, 24:00 hrs CET;

Profit Receiving Companies means the following entities: CEMO Fleisch GmbH and VION Food Hamburg GmbH, and Profit Receiving Company means one of those;

Profit Transfer Amount has the meaning set out in Paragraph 1.6 in this Schedule 10 (Terminated Profit Pooling Agreements); and

Profit Transferring Companies means the following entities: BestHides GmbH, VION Ingredients Germany GmbH and Sobel Holding GmbH, and Profit Transferring Company means one of those.

1	Terminated Profit Pooling Agreements

1.1	The Seller shall use its reasonable best efforts that the Terminated Profit Pooling Agreements are terminated (beendet) with civil law effect (zivilrechtlicher Wirkung) as at the end of December 31, 2013, 24:00 hrs CET (the “Profit Pooling Termination Date”).

1.2	The agreements and the respective shareholder resolutions regarding the termination of the Terminated Profit Pooling Agreements must be approved by the Purchaser beforehand (such approval not to be unreasonably withheld) and must in particular provide for the following:

(a)	before and after the end of the Terminated Profit Pooling Agreements, all rights and obligations of the respective parties resulting from the time periods prior to termination of the Terminated Profit Pooling Agreements shall be fulfilled by the respective party and shall remain unaffected;

(b)	should any action or omission be or become required, including, without limitation, during any subsequent Tax audit, by any party to such Terminated Profit Pooling Agreements in order to ensure the validity, proper execution and implementation of the fiscal unity between the parties up to and including the termination, such party shall use its reasonable best efforts that such action or omission is taken;

Nothing in the Agreement shall take priority over what is established in the respective termination agreement in accordance with the above. However, for the avoidance of doubt, the preceding sentence shall not exclude any indemnity claim of the Seller or the Profit Receiving Company against the Purchaser (or vice versa) under this Schedule 10 (Terminated Profit Pooling Agreements).

1.3	Should any amount of Tax become payable by a Profit Receiving Company with respect to any period prior to and including the Profit Pooling Termination Date and with respect to a Tax for which the fiscal unity shall be in place between the Profit Receiving Company and a Profit Transferring Company or a Profit Transferring Company and a German Operating Company, the relevant Profit Receiving Company shall promptly pay such Taxes ensuring that none of the Profit Transferring Companies or German Operating Companies is held liable for any such Tax amounts under applicable Law. Should a Profit Transferring Company or a German Operating Company be held liable for any such Tax amounts, then the relevant Profit Receiving Company shall pay to the Purchaser as adjustment of the Purchase Price such amount as is necessary to indemnify and hold harmless the Profit Transferring Companies or German Operating Companies, as the case may be, from any such secondary liability.

1.4	The Seller shall guarantee to the Purchaser the proper and due performance of the obligations under Paragraph 1.3 by the Profit Receiving Companies and in particular keep the Profit Receiving Companies as going concerns and furnish them at all times with sufficient capital to meet their obligations under the Terminated Profit Pooling Agreement until all tax assessment notices regarding periods and Taxes for which the fiscal unities based on the Terminated Profit Pooling Agreements, shall be effective are final and binding and can neither be challenged nor changed. Seller further guarantees to the Purchaser that the termination of the Terminated Profit Pooling Agreements will be effective for civil law and Tax purposes upon the Profit Pooling Termination Date.

1.5	As soon as practical after the Profit Pooling Termination Date, the Seller shall, until Completion, and the Purchaser shall, after Completion, procure that the Profit Transferring Companies prepare pursuant to German GAAP financial statements of the respective Profit Transferring Company for the fiscal year until and including the Profit Pooling Termination Date (such financial statements in accordance with German GAAP and established at the expense of the Profit Transferring Companies the “HGB Financial Statements” of a Profit Transferring Company).

(a)	The preparing Party shall submit drafts of the HGB Financial Statements for each Profit Transferring Company to the other Party for review and will reasonably consider any comments the other Party may have before finalization of and redelivery of the final HGB Financial Statements to the other Party. In case any comments or objections by the other Party are not accepted in such final HGB Financial Statements, the assessment of any such comments or objections shall be finally decided upon in accordance with Paragraph 4.3 of Schedule 4 (Leakage).

(b)	In connection with and during the preparation of the HGB Financial Statements, the preparing Party shall (i) keep the other Party informed about the status of the preparation of the HGB Financial Statements, (ii) upon the other Party’s reasonable request provide or make available to the other Party all relevant books, accounts, records, electronic data, correspondence and other documentation related to the HGB Financial Statements and (iii) answer any reasonable questions of the other Party related to the preparation of the HGB Financial Statement.

1.6	The Purchaser or the Seller, as the case may be, shall procure that each Profit Transferring Company shall actually pay in cash all profit transfer liabilities by irrevocable wire transfers to the relevant Profit Receiving Company under the Terminated Profit Pooling Agreements for the fiscal year 2013 (the aggregate amount of all such cash payments actually made being the “Profit Transfer Amount”) and the Seller shall simultaneously pay to the Purchaser by irrevocable wire transfer an amount equal to the Profit Transfer Amount and all such payments to the Purchaser shall be treated as adjustments to the Purchase Price, unless otherwise required by Law.

1.7	If the HGB Financial Statements of a Profit Transferring Company show a loss of the respective Profit Transferring Company, the Seller shall procure that the respective Profit Receiving Company pays an amount equal to such loss to such Profit Transferring Company in accordance with the respective Terminated Profit Pooling Agreement as soon as practical after Completion (the aggregate amount of such cash payments actually made, being the “Loss Transfer Amount”). The Purchaser shall pay to Seller an amount equal to the Loss Transfer Amount within ten (10) Business Days from receipt of the Loss Transfer Amount and all such payments to the Purchaser shall be treated as adjustments to the Purchase Price, unless otherwise required by Law.

1.8

The Purchaser shall procure that each Profit Transferring Company shall post-Completion duly perform any obligation arising from or in connection with the consummation and/or termination of the Terminated Profit Pooling Agreement and the termination agreement pursuant to Paragraph 1.2 provided the Seller holds the Purchaser or, at the Purchaser’s discretion the respective Profit Transferring Company, harmless from any reasonable out of pocket costs and expenses (other than a payment of profits or (partial) repayment of loss compensation under the Terminated Profit Pooling Agreement) incurred by any member of the Purchaser’s Group. The Purchaser shall further procure that - unless required by Law or required to uphold the fiscal unity - the Profit Transferring Companies and their respective subsidiaries shall not amend the accounts or tax declarations for business years ending at or prior to Completion.

1.9	The Purchaser shall indemnify the Seller or, at the Sellers’ discretion, the respective Profit Receiving Company, from any obligation arising from or on connection with the consummation and/or termination of the Terminated Profit Pooling Agreement (including but not limited to any financial obligations arising from or out of the termination agreement pursuant to Paragraph 1.2), in particular, without limitation, (i) any liabilities to compensate losses of the respective Profit Transferring Company pursuant to section 302 German Stock Corporation Act (AktG) under the Terminated Profit Pooling Agreements (other than the payment of the Loss Transfer Amount which shall exclusively be dealt with under Paragraph 1.7), (ii) any liabilities to reimburse profits paid under the Terminated Profit Pooling Agreements, and, (iii) any obligation to provide security to creditors of the Profit Transferring Companies pursuant to sec. 303 Stock Corporation Act (AktG). The Purchaser shall settle upon request of the Seller, by way of actual payment, any and all claims of the respective Profit Transferring Company on behalf of the respective Profit Receiving Company under the respective Terminated Profit Pooling Agreement in due course or - if the payment in connection with the consummation and/or termination of the Terminated Profit Pooling Agreements shall be made directly by the Profit Receiving Company or the Seller – the Purchaser shall actually pay the amount to be indemnified pursuant to sentence one of this Paragraph 1.9 to the Seller or, at the Sellers’ discretion, to the respective Profit Receiving Company, by way of irrevocable wire transfers and the Seller or the respective Profit Receiving Company shall simultaneously pay to the respective Profit Transferring Company by irrevocable wire transfer an amount equal to the received indemnity payment. Such indemnity payment shall be treated as adjustments to the Purchase Price, unless otherwise required by Law.

1.10

If and to the extent that a Profit Receiving Company actually receives after Completion a payment by a Profit Transferring Company (other than the payment of the Profit Transfer Amount which shall exclusively be dealt with under Paragraph 1.6) in connection with the consummation and/or termination of the Terminated Profit Pooling Agreement, the Seller shall pay an amount equal to such amount actually received by a Profit Receiving Company to the

Purchaser. The payment obligations of the Profit Transferring Companies under the Terminated Profit Pooling Agreements and the payment obligation of the Seller under this Paragraph 1.10 shall be settled as follows: The Profit Transferring Company shall actually pay the amount owed under the respective Terminated Profit Agreement by way of irrevocable wire transfers to the Profit Receiving Company and the Profit Receiving Company shall on behalf of the Seller simultaneously pay to the Purchaser by irrevocable wire transfer an amount equal to the payment received from the Profit Transferring Company. The payment by the Profit Receiving Company on behalf of the Seller shall be treated as adjustments to the Purchase Price, unless otherwise required by Law.

1.11	The stipulations in this Schedule do by no means affect the rights of the Purchaser under the Tax Warranties or the Tax Covenant.

2	Time limitation

2.1	Clause 11.2 (Time limitations) of the Agreement shall not apply in respect of claims under this Schedule 10 (Terminated Profit Pooling Agreements)

Schedule 12 Seller’s Warranties

1	Ownership of the Shares, incorporation, authority, corporate action

1.1	Each Share Seller is the sole legal and beneficial owner of the Shares set out opposite its name in Schedule 22 (Shares) and following the execution of the Deeds of Release there will be no Encumbrances on any of the Shares held by the Share Sellers.

1.2	Each of the Seller and the Share Sellers validly exists and is duly incorporated under, in the case of the Seller and the Dutch Share Sellers, the Law of the Netherlands and, in the case of the German Share Seller, the Law of Germany. Each of the Group Companies validly exists and is duly incorporated, formed or organized (or the relevant equivalent thereof) under the Law of its jurisdiction of incorporation, formation or organization (or the relevant equivalent thereof).

1.3	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy, moratorium of payments, other insolvency proceedings or dissolution proceedings concerning the Seller or any member of the Seller’s Group (excluding the Group Companies). To the Knowledge of the Company, no events have occurred which, under law, would justify such proceedings and no resolution or decision has been adopted, petition submitted or proceedings initiated for any such proceedings.

1.4	Each of the Seller and the Share Sellers has the full power and authority to enter into and perform this Agreement and any other documents to be executed by each of the Seller or the Share Sellers pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on each of the Seller and the Share Sellers, as applicable, enforceable in accordance with its terms.

1.5	Each of the Seller and the Share Sellers has taken or will have taken by the Completion Date all corporate action required by the Seller or relevant Share Seller to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2	Corporate information

2.1	The Shares comprise the whole issued and outstanding share capital of the Companies and have been properly and validly issued and are each fully paid-up.

2.2	No person other than a Group Company has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

2.3	The Companies directly or indirectly is the sole legal and beneficial owner of all of the issued and outstanding shares in the capital of the Group Companies as set forth in Schedule 2 (Group Companies), unless indicated otherwise in such Schedule.

2.4	The shares in the capital of the Group Companies held directly or indirectly by the Companies have been duly issued, placed and fully paid-up. Following execution of the Deeds of Release the shares in the capital of the Group Companies are free from Encumbrances. None of the Group Companies has granted any rights to any person to subscribe for shares in its capital.

2.5	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy, moratorium of payments, other insolvency proceedings or dissolution proceedings concerning any Group Company and, to the Knowledge of the Company, no events have occurred which, under Law, would justify such proceedings. To the Knowledge of the Company, no resolution or decision has been adopted, petition submitted or proceedings initiated for any such proceedings.

2.6	The constitutional documents made available in the Data Room are true and accurate copies of the constitutional documents of the relevant Group Companies as at the date hereof and, to the Knowledge of the Company, there have not been and are not any breaches by any Group Company of its constitutional documents which have resulted in or are reasonably likely to result in a Material Adverse Effect on the Group. Neither the Reorganisation nor the Transaction will violate the provisions of any of the constitutional documents of any Group Company.

3	Position since the Effective Date

3.1	Between the Effective Date and the Signing Date, the Group Companies have conducted the Business in the Ordinary Course of Business and none of the Group Companies have suffered, incurred or done, or taken any action or decision to do, any of the following:

(a)	make any substantial change in the nature or organisation of its Business or discontinue or cease to operate all or a material part of its Business;

(b)	pass or adopt any resolution of its shareholders, whether in a general meeting or otherwise, except to the extent required to comply with this Agreement, including implementation of the Reorganisation and the Debt Settlement Plan;

(c)	incur any additional borrowings or incur any other financial indebtedness with any Person outside the Seller’s Group in excess of EUR 15,000,000 (fifteen million euro) in aggregate, provided that insofar these are incurred by a Group Company towards a member of the Seller’s Group (excluding the Group Companies) they shall be included in the settlement mechanism pursuant to Clause 6.9 (Intercompany Loans);

(d)	enter into any agreement or incur any commitment involving any capital expenditure, except for any capital expenditure in accordance with the Group’s capex plan as Disclosed in the Data Room under reference 1.3.1.1.5 described as Vion Ingredients Q2 forecast report;

(e)	enter into or alter or amend any term of any agreement between any member of the Seller’s Group (excluding the Group Companies) and any Group Company, including any Intercompany Loan, Intra-Group Services, FX Agreements or Supply Agreement, save concluding agreements in the Ordinary Course of Business or pursuant to the terms of existing framework agreements which have been Disclosed;

(f)	enter into any contract, agreement or lease that materially restrains, restricts, limits or impedes the ability of any Group Company to compete with or conduct any business or line of business in any geographic area or to solicit the employment of any person, other than in the Ordinary Course of Business;

(g)	sell, lease, license or otherwise dispose of or encumber any of the properties or assets of any Group Company, other than (i) the disposal of inventory, properties or assets in the Ordinary Course of Business or (ii) that which would not have a material effect to the Business;

(h)	change the accounting date or take any action to make any change in any Group Company’s method of accounting or audit practices, except as required by a change in Law or IFRS;

(i)	except in the Ordinary Course of Business, amend any Tax Return, claim any refund of Taxes with any Tax Authority, make or change any Tax election, terminate or change any profit and loss pooling agreement or change a fiscal year or any restructuring measure which could result in the realisation of hidden reserves, the triggering of Tax-related periods for German Tax purposes, including holding periods, periods regarding “tainted shares” and monitoring periods;

(j)	collect its debts or pay its creditors other than in the Ordinary Course of Business or as required by the Existing Bank Facilities;

(k)	create, allot and/or issue, or allow to be created, allotted and/or issued, any share or similar security in the capital of any Group Company or any options, warrants, bonds, depositary receipts or similar instruments of any Group Company, in each case, to a Person other than a member of the Group;

(l)	repay, redeem, cancel and/or repurchase, or allow to be repaid, redeemed, cancelled and/or repurchased, any share capital (or equivalent in any relevant jurisdiction) of any Group Company to a person other than a member of the Group;

(m)	declare, make or (re-)pay any dividend to any Person other than a member of the Group;

(n)	take any action to (i) amend the articles of association of any Group Company in any material respect, (ii) procure a legal merger, legal demerger, insolvency, bankruptcy, dissolution, suspension of payments or liquidation of any Group Company, (iii) apply for the listing of any debt or equity or equity-related securities on any stock exchange and/or (iv) enter into any transaction which affects the legal status of any Group Company;

(o)	acquire or agree to acquire any share(s) or other similar interest in any Person other than a Group Company;

(p)	enter into or modify any agreement with any Person who participates, directly or indirectly, in any Group Company which is not wholly owned by a Group Company regarding such Person’s participation in or exit from the relevant Group Company;

(q)	materially adjust or alter the terms of employment of any Key Employee or any significant group of employees or consultants (including remuneration, pension entitlements and other benefits), save (i) to the extent in the Ordinary Course of Business or (ii) to the extent in accordance with existing binding agreements (including applicable collective labour agreements) which have been Disclosed to the Purchaser;

(r)	engage or appoint any additional employee or consultant on a total gross remuneration of greater than EUR 150,000 (one hundred fifty thousand euro) per annum;

(s)	make or agree to make any material arrangements with any trade unions representing any significant number of employees of any Group Company or any Works Council(s) of any of the Group Companies;

(t)	cancel, terminate, materially modify, fail to pay the relevant premiums or otherwise knowingly allow to lapse any material insurance policy providing coverage for events, occurrences or accidents occurring prior to Completion to the extent they relate to any of the Group Companies;

(u)	commence or settle any litigation, arbitration or other legal or administrative proceedings where the amount in dispute exceeds EUR 2,500,000 (two million five hundred thousand euro) in aggregate or the outcome of the matter may otherwise have a Material Adverse Effect, other than to the extent that such litigation, arbitration or other legal proceedings relate solely to the collection of debts owed to a Group Company in the Ordinary Course of Business;

(v)	waive or consent to extend any period of limitations for the assessment or payment of Tax, or enter into any settlement, agreement or compromise with, waive any claim against, or execute any transaction of any kind with a Tax Authority, save to the extent in the Ordinary Course of Business; or

(w)	authorise or enter into any agreement or commitment with respect to any of the actions set out under (a) through (v) above.

4	Accounts

4.1	The Accounts have been made available in the Data Room.

4.2	The Accounts give in all material aspects a true and fair view of the financial position of the Group at the Effective Date and of the results of the Group for the six (6) month period ended on the Effective Date.

4.3	The Accounts have been prepared in accordance with the accounting principles set out therein, and have been prepared on a basis consistent with that adopted in preparing the accounts of the Group Companies for the financial years which ended on 31 December 2012 and 31 December 2011 respectively.

4.4	The Accounts do not fail to include any debt items or any off-balance sheet obligations that should have been included in the Accounts in accordance with Dutch GAAP.

5	Real property

5.1	The legal vendor initiated due diligence report dated 6 August 2013 and prepared by De Brauw Blackstone Westbroek N.V. for Project Horizon dated 6 August 2013 contains a list of all Properties owned or leased by the Group Companies. In respect of each Property thus listed as being owned by a Group Company, the Group Company named as the owner is the legal and beneficial owner of the Property.

5.2	Following the execution of the Deeds of Release, no Property, excluding Property leased by any Group Company, is subject to any Encumbrance.

5.3	There is no outstanding written notice, dispute, arrangement or agreement involving a Group Company and any third party as to the ownership, occupation or use of any Property which, if implemented or enforced, has or would have a Material Adverse Effect on the business activities of the Group and, to the Knowledge of the Company, there are no facts or circumstances which are reasonably likely to result in any such notice, dispute, arrangement or agreement.

6	Assets

6.1	The assets and rights owned, leased, held or otherwise used by the Group Companies comprise all the assets and rights necessary for the Group Companies to carry on the Group’s business substantially in the manner and to the extent to which it is conducted as at the Effective Date and Signing.

6.2	All production facilities used by the Group Companies in the Ordinary Course of Business are in good condition and working order, except for wear and tear, and have been regularly and adequately maintained, except to the extent it will not result in a material impact on any member of the Group. None is in need of renovation or maintenance, save to the extent contemplated in the budgets Disclosed in the Data Room.

7	Contracts

7.1	To the Knowledge of the Company, the Material Contracts are valid and binding obligations of the parties thereto and enforceable in accordance with their express terms. The terms of all Material Contracts have been complied with in all material respects by the relevant Group Company and by any other party to such contracts.

7.2	No written notice of dispute, termination or of the intention to terminate has been received by a Group Company in respect of any Material Contract as referred to in Paragraph 7.1. To the Knowledge of the Company, no circumstances exist that are reasonably likely to give rise to such notice.

7.3	The Transaction, including the Reorganisation, will not result in a breach of, or give any third party a right to terminate, or result in any claim under or the exercise of any right of any Encumbrance under, any Material Contract as referred to in Paragraph 7.1.

7.4	No Group Company is a party to, or is liable under, an agreement, arrangement or obligation (a) concluded or incurred outside of the Ordinary Course of Business, (b) entered into other than at arm’s length terms, or (c) restricting a Group Company’s freedom to operate the whole or part of the Business or to use or exploit any of its assets. The execution by the Seller of this Agreement or any agreement referred to or contemplated in this Agreement, or the completion of the transactions contemplated in this Agreement (including the Reorganisation and the Debt Settlement Plan) will not constitute a violation of, conflict with, give rise to any termination rights or constitute a default under any agreement, arrangement or licence binding upon or granted to any Group Company or affect the continued validity of any Intellectual Property rights of any member of the Group, save in each case to the extent any such violation, conflict, termination, default or absence of such rights which would not have a Material Adverse Effect on the Group.

7.5	No Group Company has authorised or entered into any agreement or commitment which will result in an actual payment of an amount of Additional Leakage by a Group Company after the Completion Date.

8	Intellectual Property, ownership, authorised use

8.1	For the purposes of this Paragraph 8 (Intellectual Property, ownership, authorised use), “Intellectual Property” means trademarks, service marks, trade names, domain names, logos, patents, design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world, including know-how, and where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations.

8.2	The Intellectual Property that is material to the Group:

(a)	is (or where appropriate in the case of pending applications, will upon registration be) legally owned by, licensed to or used under the authority of the owner by the Group Companies;

(b)	to the Knowledge of the Company, is not being infringed or opposed by any person;

(c)	where capable of being registered, has been duly registered in all jurisdictions in which such Intellectual Property is used and such registrations are valid and duly maintained;

(d)	is, following execution of the Deeds of Release, free of any Encumbrance (except license contemplated in Paragraph 8.2(e); and

(e)	is not licensed to a third party except under those licences, details of which are contained in the Data Room.

8.3	To the Knowledge of the Company, the Intellectual Property that is material to the Business is valid and enforceable and not subject to any order, judgement or agreement adversely affecting the use thereof by the Group and, to the Knowledge of the Company, nothing has been done or omitted to be done by which it may cease to be valid or enforceable.

8.4	To the Knowledge of the Company, the processes employed by the Group Companies do not infringe any Intellectual Property of any third party.

9	Information technology

9.1	For the purposes of this Paragraph 9 (Information technology), “Software” means all computer software, whether in source or in object code, including but not limited to systems software, operational software, application software, interfaces and/or firmware, and all updates, upgrades and/or new versions thereto that is necessary to operate the Business on a going concern in the Ordinary Course of Business.

9.2	In the twelve (12) months prior to the Signing Date, there have been no material failures or breakdowns of any computer hardware or Software, or other computer or communication systems, used or licensed exclusively in relation to the business, which have had a Material Adverse Effect on the Group.

9.3	The Group owns or has valid licences or other rights to use the Software, such licenses are in full force and effect and have been complied with in all material respects.

10	Employees and terms of employment; Pensions

10.1	The Data Room contains:

(a)	in the document with reference 1.12.1.5 the total number of individuals employed by the Group as at 31 December 2012, which includes all individuals engaged in the Business as at that date, whether as independent contractor, temporary agency worker or otherwise; and

(b)	details of the formal employer, salary and other benefits (including any golden parachutes, Transaction success fees or other similar special agreement, arrangement or understanding), the period of continuous employment and location of each employee whose annual base salary (on the basis of full-time employment) is in excess of EUR 150,000 (one hundred and fifty thousand euro).

10.2	To the Knowledge of the Company, none of the Group Companies has received any written notice of resignation from any employee whose annual salary (on the basis of full-time employment) is in excess of EUR 150,000 (one hundred and fifty thousand euro) or local equivalent.

10.3	Except to the extent as would not have a Material Adverse Effect, there are no labour relation issues, including any work slowdown, lockout, stoppage, picketing or strike, or any union organization effort pending or, to the Knowledge of the Company, threatened between any Group Company, on the one hand, and its employees or independent contractors, on the other hand.

10.4	Except as Disclosed in the Disclosed Information, (a) no Group Company is subject to any collective bargaining agreement or other labour union contract or similar agreement other than the omnibus agreements covering substantially all employees in a particular jurisdiction pursuant to the Laws or customary practice in that jurisdiction, and (c) no petition has been filed nor proceedings instituted by an employee or group of employees of any Group Company with any labour relations board seeking recognition of a union or labour bargaining representative.

10.5	To the Knowledge of the Company, each of the Group Companies have in the last five (5) years complied with all Laws and taxation and funding requirements of any Governmental Authority relating to any Benefit Arrangements.

10.6	Each Benefit Arrangement is fully funded in accordance with Law and no Benefit Arrangement contains any unconditional indexation rights in respect of accrued pensions of (former) employees or pensioners of companies that have participated or are participating in a Benefit Arrangement and no such (former) employee or pensioner can validly claim or has claimed any unconditional right thereto based on communications by the relevant company or the SPS Pension Fund.

10.7	All contributions and costs due and payable by any Group Company in relation to any Benefit Arrangement have been paid by each relevant Group Company.

10.8	There are no Benefit Arrangements to which the Group Companies are required to contribute under Law other than (a) the Disclosed Benefit Arrangements, (b) the Benefit Arrangements that are operated by state entities, and (c) industry-wide Benefit Arrangements which are applicable to the Group Companies. The Seller and the Group Companies have not announced, and are not aware of, and to the Knowledge of the Company, there is no proposal to enter into or establish any arrangement which would be a Benefit Arrangement.

10.9	The Data Room contains copies of the documents and membership data relating to the Benefit Arrangements necessary to establish the accrued rights, entitlements and contingent entitlements of the members of the Benefit Arrangements. Each such Disclosed document is true, complete, accurate, up-to-date and contains no material omissions.

10.10	To the Knowledge of the Company, the Benefit Arrangements have been administered in compliance with their terms and are in compliance with all Laws and taxation and funding requirements of any Governmental Authority. There is no legal proceeding or other dispute outstanding, pending or threatened concerning the Disclosed Schemes.

10.11	To the extent a Dutch industry wide pension scheme applies, the relevant Group Companies are and have been exempted from applying such industry wide pension scheme on the basis of a specific exemption or Law.

11	Legal compliance

11.1	To the Knowledge of the Company, all material licences, permits, consents, authorisations, certificates, approvals and registrations required under Law and/or necessary for the conduct of each Group Company’s business activities have been obtained, are in force, and are being and have been complied with in the last five (5) years in all material respects. The Transaction, including the Reorganisation, will not result in a breach of, or give any Governmental Authority a right to terminate, or impose any additional conditions under, any of such licences, permits, consents, authorisations, certificates, approvals and registrations.

11.2	To the Knowledge of the Company, each Group Company is conducting and has conducted in the last five (5) years its business activities (including use of the Properties) in material compliance with Law, including Environmental Law, other than antitrust Law or similar legislation, in respect of which Paragraph 12 (Antitrust) of this Schedule 12 (Seller’s Warranties) applies.

11.3	In particular, without limiting the foregoing, all Group Companies and their Properties and facilities involved in any stage of the production, transport, handling, processing, storage, placing on the market, distribution, use or disposal of food, feed, animal by-products and derived products are and have been in the last five (5) years in material compliance with all export, import, food and feed safety, animal by-products, pharmaceutical and similar Laws.

11.4	No Group Company is subject to any existing or pending investigation, proceeding in any forum, judicial or administrative, or inquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body with respect to any actual or alleged material non-compliance with, or material liability under, Law, including Environmental Law, or to the Knowledge of the Company, concerning any real property formerly owned, leased, occupied by any Group Company, and to the Knowledge of the Company, there are no facts or circumstances reasonably likely to result in any Group Company becoming subject to any of the foregoing.

11.5	No Group Company has received any written notice from any court, tribunal, arbitrator, Governmental Authority or other Person (a) with respect to any actual or alleged violation and/or failure to comply with any Law, including Environmental Law, or the terms of any of the licences, permits, consents, authorisations, certificates, approvals and registrations contemplated in Paragraph 11.1, or (b) requiring it to take or omit any action which remains unresolved and would reasonably be expected to result in any Group Company incurring material liabilities.

11.6	Except as would not reasonably be expected to result in any Group Company incurring material liabilities, there are no Hazardous Substances present at, on or under any Property at concentrations in excess of those permitted under Environmental Laws, and no Hazardous Substances have been generated, manufactured, stored, treated, released, disposed of, discharged or transported by any Group Company in breach of Environmental Law.

11.7	The Transaction (including the Reorganisation and Debt Settlement Plan) will not, directly or indirectly, violate or conflict with any Law, or give any Governmental Authority the right to challenge any of the transactions contemplated by this Agreement. All approvals from any Governmental Authority with respect to or on the part of any Group Company required in connection with the valid execution, delivery or performance of this Agreement, including giving effect to the Reorganisation and Debt Settlement Plan, have been validly obtained or will be validly obtained prior to Completion.

12	Product Safety

No Group Company has manufactured, sold or supplied any material products or services that:

(a)	are or were or will become defective or unsafe in any material respect;

(b)	have in the past required or are likely in the future to require a product recall (either voluntary or mandatory); or

(c)	do not comply, in any material respect, with any warranties or representations expressly or impliedly made or given by the relevant Group Company or with all applicable regulations, standards and mandatory requirements.

13	Antitrust and Consumer Protection

13.1	Each Group Company’s Business activities comply with all relevant anti-trust, competition and consumer protection Laws or, if a Group Company is not conducting its Business activities in material compliance with these Laws, this will not have a Material Adverse Effect on the Group.

13.2	No Group Company has engaged in any conduct or is a party to any agreement, contract or understanding that renders any Group Company liable or exposed to civil, criminal or administrative proceedings for breach of anti-trust, competition, consumer protection or similar Law.

13.3	No Group Company has received written notice from any Governmental Authority or third party that it is a party to an agreement, contract, arrangement or understanding that (in whole or in part):

(a)	is unenforceable or void; or

(b)	renders the Group Company that is party thereto liable to civil, criminal or administrative proceedings,

in either case by virtue of any anti-trust, competition, consumer protection or similar Law in any jurisdiction in which any Group Company carries on business activities.

14	Litigation

14.1	No Group Company is involved, whether as claimant or defendant or other party, in any proceeding, litigation, prosecution or arbitration (other than as claimant in the collection of debts arising in the Ordinary Course of Business) which involves a potential liability for such Group Company in excess of EUR 500,000 (five hundred thousand euro).

14.2	To the Knowledge of the Company, no claim, proceeding, litigation, prosecution or arbitration which involves a potential liability for a Group Company in excess of EUR 500,000 (five hundred thousand euro) is threatened against such Group Company.

15	Anti-Corruption Compliance

15.1	No Group Company is, or has at any time, engaged in any activity, practice or conduct which constitutes an offense under (a) anti-corruption Laws, which are understood to include the U.K. Bribery Act 2010, the United States Foreign Corrupt Practices Act, (b) Laws enacted pursuant to the Organization of Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (c) any other Laws prohibiting bribery and corruption, including local anti-corruption laws in the countries in which any Group Company operates.

15.2	No Person associated with any Group Company has directly or indirectly made, offered, promised to make, or authorized the making of any improper payment or provision of money, gift, or anything of value to any Person to influence any act, decision or omission, to obtain or retain business, to direct business to any Group Company or to secure any improper advantage for any Group Company.

15.3	Each Group Company has in place policies, systems and procedures designed to detect and prevent Persons associated with it from engaging in bribery or corruption. For purposes of this Paragraph 15.3, a Person is “associated” with a Group Company if that Person performs or has performed services in any capacity whatsoever for or on behalf of that Group Company.

16	Insurance

16.1	The insurances of the Group give cover, reasonably regarded as adequate, against fire, product liability and other risks which are normally insured against by companies carrying on similar business activities or owning assets of a similar nature.

16.2	In respect of the insurances referred to in Paragraph 16.1, no Group Company has received any notification that such insurances are not valid or enforceable.

17	Tax

Unless specifically stated otherwise, the following shall apply up to and including the Completion Date:

17.1	Each Group Company and each Profit Receiving Company (as such term is defined in Schedule 10 (Terminated Profit Pooling Agreements) has paid all Taxes that are formally due and payable (formeel verschuldigd) and each Group Company and each Profit Receiving Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and will continue to do so until Completion.

17.2	Each Group Company and each Profit Receiving Company has duly and accurately, and within any appropriate time limits (including extensions of filing periods), made and filed all Tax Returns and maintained all records in relation to Tax as it is required to make or maintain and has complied in all material respects on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

17.3	No transaction in respect of which any consent or clearance was required from any Tax Authority has been entered into or carried out by any Group Company, without such consent or clearance having first been properly obtained.

17.4	No Tax Authority has operated or agreed to operate any special arrangement (being an arrangement which is not directly based on relevant legislation or published practice) in relation to the affairs of any Group Company or any Profit Receiving Company.

17.5	Neither any Group Company nor any Profit Receiving Company is involved in any current dispute with any Tax Authority. Neither any Group Company nor any Profit Receiving Company has in the last three (3) years been the subject of any investigation, audit or non-routine visit by any Tax Authority.

17.6	Within the past six (6) years, neither any Group Company nor any director or officer of any Group Company (in his capacity as such) has paid or become liable to pay any penalty, fine or surcharge in respect of Tax.

17.7	No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after or as of the Effective Date as a result of any (a) change in method of accounting for a taxable period ending on or prior to the Effective Date, (b) closing agreement or similar arrangement or agreement with a Tax Authority executed or agreed to on or prior to the Effective Date, (c) instalment sale or open transaction disposition made on or prior to the Effective Date, or (d) prepaid amount received on or prior to the Effective Date.

17.8	The provision for unpaid Taxes as shown in the Accounts (excluding any reserve or provision for deferred Taxes established to reflect timing differences between book and tax income) is accurate and sufficient to cover all such unpaid Taxes economically relating to the periods up to and including the Effective Date.

17.9	To the Knowledge of the Company there is no action, proceeding, litigation, prosecution or arbitration pending against any Group Company in respect of Tax which involves a potential liability for a Group Company in excess of EUR 100,000 (one hundred thousand euro).

17.10	Each Group Company is and has at all times been resident for Tax purposes in its country of incorporation and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement or by virtue of being a member or partner in an entity treated as fiscally transparent for Tax purposes by the relevant Tax Authority). No Group Company is or has been subject to Tax in any jurisdiction other than its country of incorporation by virtue of having a permanent establishment or permanent representative in that jurisdiction.

17.11	No Group Company shall have, nor shall the Purchaser after the Transaction have, any liability for the Taxes of any Person (other than as may be applicable under applicable consolidated or fiscal unity provisions with Persons who are current Affiliates of the Seller) as a transferee or successor, by contract or otherwise, and there are no contractual obligations requiring a Group Company to pay an amount in respect to Taxes to an Affiliate (group Tax recharge agreements).

17.12	The Group Companies possess all documentation and information relevant for Taxes (including, without limitation, documentation adequate to support appropriate arm’s length related party or transfer pricing charges and all relevant transactions have been implemented on such arm’s length terms) up to the Effective Date, in particular, all such documentation and information as is necessary to support in a tax audit the Tax Returns made for periods up to the Effective Date.

17.13	The Seller confirms that the entities which incurred the available Dutch tax losses (verrekenbare verliezen) as Disclosed in the Information Materials have formed part of the CIT Fiscal Unity as of the date of request to form a fiscal unity until the the Dissolution Date. The Group Profit Pooling Agreements have at all times been duly implemented as required under applicable German Tax Law. All acts or omissions have been performed to duly implement the fiscal unities under applicable German Tax Laws relating to the Group Profit Pooling Agreements. At Completion only the profit or loss transfer obligations regarding the last fiscal year from 1 January 2013 onwards will be outstanding obligations under the Group Profit Pooling Agreements.

18	Disclosure

18.1	There is no information which is or may reasonably be considered to be material to the appraisal of the Shares, the Group Companies and the Business, which has intentionally been withheld that would make the Disclosed Information materially untrue or inaccurate.

18.2	The Management Team has carefully reviewed the Information Materials together with the Seller’s professional advisors and the factual information included in the Information Materials is in all material respects correct and not misleading.

18.3	The Seller has provided to the Purchaser all material environmental site assessments, reports, audits and all other material documentation relating to liabilities and obligations arising under Environmental Law or relating to Hazardous Substances, which relate to the Business or the Properties, and are in the possession or control of the Seller or any Group Company.

Schedule 13 Purchaser’s Warranties

1	Authority and capacity

1.1	The Purchaser validly exists and is a company duly incorporated under the Law of the State of Delaware in the United States of America.

1.2	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any documents to be executed by it pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on the Purchaser, enforceable in accordance with their respective terms.

1.3	The Purchaser has taken or will have taken prior to Completion all corporate action required by it to authorise it to enter into and to perform this Agreement and any documents to be executed by it pursuant to or in connection with this Agreement.

2	Certainty of funds

The Purchaser will be readily able to pay the Completion Payment Amount at Completion in accordance with Clause 7.2 (Completion actions) subclause (a) of the Agreement.

3	Consents

Except for the Merger Clearance Filings, no consent, approval, waiver or authorisation is required to be obtained by the Purchaser, from, and no notice or filing is required to be given by the Purchaser to or made by the Purchaser with, any Governmental Authority in connection with the execution and performance by the Purchaser of this Agreement, other than in all cases where the failure to obtain such consent, approval, waiver or authorisation, or to give or make such notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay the Purchaser’s ability to perform its obligations hereunder.

4	Non-contravention

The execution and performance by the Purchaser of this Agreement and the consummation of the Transaction do not and will not (a) violate any provision of the charter, articles of association or other organisational documents of the Purchaser and (b) violate or result in a breach of or constitute a default under any Law to which the Purchaser is subject.

Schedule 14 Tax

1	Definitions

1.1	Capitalised terms used in this Schedule 14 (Tax) but not defined herein shall have the meaning as set forth in Schedule 1 (Definitions and Interpretation). The following capitalised terms used in this Schedule 14 (Tax) shall have the following meaning:

Event means any transaction, event, act or omission;

French NOL means the net operating losses of Rousselot SAS as at the Effective Date, the amount of such net operating losses is for the purpose of this Schedule deemed not to exceed EUR 60,000,000 (sixty million euro);

German Corporate Income Tax Fiscal Unity means the fiscal unity (Organschaft) for German corporate income tax purposes established between the German Group Companies pursuant to sec. 14 et seq. of the German Corporate Income Tax Code (Körperschaftsteuergesetz);

German Group Companies means the Profit Receiving Companies, the Profit Transferring Companies and the German Operating Companies (each a German Group Company);

German GAAP means German General Accepted Accounting Principles;

German Operating Companies means the companies that form part of the German Corporate Income Tax Fiscal Unity or the German Trade Tax Fiscal Unity immediately before the Completion Date, excluding the Profit Receiving Companies and the Profit Transferring Companies;

German Trade Tax Fiscal Unity means the fiscal unity (Organschaft) for German trade tax purposes established between the German Group Companies pursuant to sec. 14 et seq. of the German Corporate Income Tax Code (Körperschaftsteuergesetz) in conjunction with sec. 2 para. 2 sentence 2 German Trade Tax Code (Gewerbesteuergesetz);

HGB Financial Statements means financial statements in accordance with German GAAP as set out in Clause 1.3 of 105Schedule 10Terminated Profit Pooling Agreements;

Profit Receiving Companies means the following entities: CEMO Fleisch GmbH and VION Food Hamburg GmbH, and Profit Receiving Company means one of those;

Profit Transferring Companies means the following entities: BestHides GmbH, VION Ingredients Germany GmbH and Sobel Holding GmbH, and a Profit Transferring Company means one of those;

Purchaser’s Relief means any Relief arising to any Group Company to the extent that it arises in respect of an Event, income, profit or gain occurring (or deemed to occur for the relevant Tax purpose), or period commencing, on or after the Effective Date;

Purchaser’s Tax Audit means any Tax Audit that (i) relates to a period after the Effective Date or (ii) may result in a claim against the Purchaser hereunder;

Reverse Tax Indemnification Claims has the meaning set out in Paragraph 3.1 of this Schedule 14 (Tax);

Seller’s Tax Audit means any Tax Audit that (i) relates to a period before or up to the Effective Date or (ii) may result in a claim against the Seller pursuant to the Tax covenant in Paragraph 2 (Tax covenant) of this Schedule 14 (Tax);

Straddle Period means a taxable or business period beginning before the Effective Date but ending after the Effective Date;

Tax Audit means any audit, investigation, visit, inspection, assessment, discovery, access order, question letter, or other proceedings from any Tax Authority with respect to any Tax matter of a Group Company or a Profit Receiving Company that could reasonably result in a claim against the Seller under this Schedule 14 (Tax);

Tax Liability means (i) any liability to make an actual payment of Tax, (ii) the use or set off of any Purchaser’s Relief or the French NOL in circumstances where, but for such use or set off, the relevant Person would have had an actual liability to Tax (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the actual liability to Tax that is saved by the use or set off of the Purchaser’s Relief or the French NOL);

Transaction Preparation Tax means any Tax Liability (other than a Conversion Cost) relating to or attributable to (i) any foreign exchange gain or income resulting from the settlement or unwinding of any FX Agreements, (ii) the settlement or the elimination of any Intercompany Loan including any distribution to VION International B.V., and (iii) any settlement or elimination of any intercompany transaction or receivable attributable to an Event occurring on or before the Effective Date; and

Windfall means such amount in respect of any income, profits, gains or turnover relating to a period ending on or before the Effective Date as was neither actually received before the Effective Date not reflected in the Accounts.

1.2	For purposes of this Schedule 14 (Tax), the Company shall be deemed to be a Group Company and belong to the Group.

2	Tax covenant

2.1	The Seller covenants with the Purchaser to pay to the Purchaser (in proportion to the Seller’s direct or indirect shareholding or, as the case may be, partnership interest, except if and to the extent the Purchaser directly or indirectly actually suffers more than such a proportional share of the Tax Liability), insofar as possible as an adjustment to the Purchase Price an amount equal to:

(a)	any Tax Liability of a Group Company as a result of or by reference to any Event occurring before Completion or deemed occurring before Completion for the purposes of the relevant Tax;

(b)	any Tax Liability of a Group Company in respect of any income, gains or turn-over earned, accrued or received in respect of, or Event occurring and attributable to, the Reorganisation (unless such Tax Liability would have become due solely upon the sale of the Shares in absence of the Reorganistion) or Tax Liability that is a Transaction Preparation Tax;

(c)	any Tax Liability which is primarily the liability of another Person, for which a Group Company is liable pursuant to (i) sections 39 and/or 43 of the Dutch Tax Collection Act 1990 (Invorderingswet 1990) as a consequence of such Dutch Group Company at any time before the Completion Date being a member of the CIT Fiscal Unity or VAT Fiscal Unity, (ii) sections 34 and/or 35 of the Dutch Tax Collection Act 1990 (Invorderingswet 1990), or (iii) Section 73 German Fiscal Code (Abgabenordnung) in connection with any German fiscal unity in place before or on the Completion Date;

(d)	any payment of Tax for which any Person other than a Group Company is liable, that on the basis of article 24 of the Dutch Tax Collection Act 1990 (Invorderingswet 1990) is offset against a receivable in respect of Tax of any Group Company from a Tax Authority;

(e)	any Tax Liability of any Person imposed on a Group Company as a transferee or successor pursuant to any Law, which Tax or Tax Liability relates to an Event, accrual or transaction occurring before Completion; and

(f)	any costs and expenses reasonably incurred by the Purchaser’s Group or a Group Company in connection with any such Tax Liability (including costs of legal and tax advice relating thereto or in respect of the defence against such Tax Liability) for which a valid claim is made under this Clause 2.1.

2.2	The covenants included in Paragraph 2 (Tax covenant) of this Schedule 14 (Tax) shall not cover any Tax Liability to the extent that:

(a)	the Tax Liability arises only as a result of an Event, income, profit or gain (other than the Reorganisation) which has occurred after the Effective Date in the Group’s Ordinary Course of Business or the Tax Liability is a Conversion Cost. Without limitation, none of the following is regarded for the purpose of this paragraph as an Event, income, profit or gain, which has occurred in the Group’s Ordinary Course of Business:

(i)	any penalty or fine in respect of Taxes;

(ii)	an Event which results in a Group Company being liable for Tax for which it is not primarily liable;

(iii)	a Group Company’s failure to deduct or account for Tax or pay Tax when it becomes or has become due and payable;

(iv)	an Event occurring in connection with the Reorganisation;

(v)	any Tax Liability that is a Transaction Preparation Tax.

(b)	a specific allowance, provision or reserve in respect of that Tax Liability has been made in the Accounts (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income and any items solely contained in the explanatory or informational notes in the Accounts);

(c)	the Tax Liability arises or is increased as a result of any change after the Signing Date in Tax rates or the passing of or any change in Law or generally accepted accounting practice, or a change in the interpretation on the basis of case law, regulation, directive or requirement, or a change in the published administrative practice of any Tax Authority or any withdrawal of any extra-statutory concession by a Tax Authority; provided that this exclusion shall not apply to the covenant included in Paragraph 2.1(b) of this Schedule 14;

(d)	the Tax Liability arises or is increased in respect of any item of Leakage to the extent it concerns (i) any irrecoverable VAT in respect of any item of Leakage, and (ii) the portion of any Leakage item not being deductible for Tax purposes;

(e)	the Tax Liability would not have arisen but for, or is increased by, an Event carried out or effected by any member of the Purchaser’s Group or any other Person connected with any of them, including directors, officers, employees, advisors, agents or successors in title at any time after Completion, other than an Event (i) imposed by any Law, (ii) consistent with the Ordinary Course of Business of a Group Company at the time of this Agreement, (iii) consistent with the written information provided by the Seller that the relevant Tax Liability would not arise, or (iv) occurring pursuant to a binding agreement or arrangement entered into before Completion;

(f)	the Tax Liability would not have arisen but for, or is increased by, a failure or omission by a member of Purchaser’s Group to make any claim for Relief, election, surrender or disclaimer or give any notice or consent or take any other action after Completion that was taken into account in the Accounts, provided that, in each case, of a claim for Relief, election, surrender or other action, (i) such claim or action is merely an administrative action, (ii) such claim or action does not impose more than a nominal additional cost or expense to the Purchaser and (iii) such claim or action was known to any member of the Purchaser’s Group (including, for these purposes, the Group Companies) or any Person connected with any of them prior to the Completion.

(g)	the Tax Liability arises or is increased by the Seller’s compliance with is Clause 6.8 of the Agreement;

(h)	notice of a claim in respect of the Tax Liability is delivered by the Purchaser to the Seller not more than ten (10) Business Days prior to the earlier of (i) the due date of the payment underlying the Tax Liability and (ii) the last date for filing objections with respect to the matter giving rise to such claim; except to the extent of the amount of the Tax Liability that could not have been avoided had Purchaser given notice in compliance herewith;

(i)	the Liability arises or is increased as a result of (i) the failure of payment of the profit transfer claim for the last fiscal year starting 1 January 2013 by the Profit Transferring Companies under the Terminated Profit Pooling Agreements as provided in Schedule 10 (Terminated Profit Pooling Agreements), (ii) the non-implementation (Nichtdurchführung) of the Group Profit Pooling Agreements based on acts or omissions by the Purchaser or the Profit Transferring Companies or the German Operating Companies exclusively occurring after Completion or in breach of their obligations pursuant to 0, or (iii) the termination of any Group Profit Pooling Agreement without good cause (wichtiger Grund) according to Section 14 para. 1 sentence 1 No. 3 sentence 2 of the German Corporate Income Tax Code (Körperschaftsteuergesetz) after Completion;

(j)	the Tax Liability arises or is increased as a direct result of any change after Completion in any accounting policy (including the length of any accounting period for Tax purposes) or any Tax or accounting basis, method or practice of any of the Group Companies, other than a change which is necessary in order to comply with the Law applicable to the relevant Group Company at Completion; or

(k)	the Tax Liability arises, or is increased, as a result of a member of the Purchaser’s Group not complying with its obligations under the Agreement or any ancillary agreements, unless the non-compliance is required by applicable Tax Law;

(l)	recovery has been made or can actually be made from a third party under an insurance policy, or the Tax Liability is otherwise compensated for, including under the Seller’s Warranties, other than in respect of any reasonable costs and expenses incurred in respect of such recovery; or

(m)	the Tax Liability arises, or is increased, as a result of a Windfall to the extent the economic benefit of such Windfall is actually retained directly or indirectly by the Purchaser after Completion;

(n)	the Tax Liability is initially accrued, and attributable to an Event occurring or deemed to occur for relevant Tax Purposes in a taxable period (or portion of any taxable period) that starts after the Completion Date; or

(o)	the amount otherwise due by the Seller under Paragraph 2.1 of this Schedule 14 (Tax) in respect of the use or set off of any part of the French NOL exceeds EUR 5,000,000 (five million euro)

2.3	Notwithstanding any other provision herein to the contrary, with respect to German real estate transfer tax triggered by this Agreement, its closing or by any steps carried out hereunder or in connection herewith, including, but not limited to, the Reorganisation and the SNP Agreement, the Purchaser agrees to be responsible exclusively for one time German real estate transfer Tax being triggered upon the effectiveness of this Agreement on the German real estate held by the Group Companies specifically listed in this Schedule 26 (German real estate) . The Seller agrees to be solely responsible for any other German real estate transfer Tax triggered in connection with this Agreement (or steps carried out in connection or contemplation therewith).

2.4	The exclusions and limitations in Paragraph 2.2 of this Schedule 14 (Tax) shall also apply to any claim for breach of the Seller’s Warranties set out in Paragraph 17 (Tax) of Schedule 12 (Seller’s Warranties).

2.5	In the event of the loss or unavailability of any part of the French NOL (other than through expiration as a result of the passing of time or normal usage such as pursuant to offset of actual profit or income) that results in the amount of French net operating losses being actually available to Rousselot SAS as per the Effective Date being lower than EUR 60,000,000 (sixty million euros), the Seller covenants with the Purchaser to pay to the Purchaser an amount equal to the product of (i) the portion, expressed as a percentage, that the amount of such loss or unavailability bears to the French NOL, being deemed for this purpose to amount to EUR 60,000,000 (sixty million euros) and (ii) the valuation established by the Purchaser for such French NOL, being EUR 5,000,000 (five million euro).

2.6	The Seller shall not amend and shall not cause to be amended any Tax Return relating to, with respect to or including a Group Company to the extent such amendment is reasonably likely to adversely affect the Group Company after the Effective Date, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld.

3	Purchaser indemnity

3.1	The Purchaser covenants with the Seller to pay to the Seller an amount equal to:

(a)	any liability for Tax, attributable to a period after the Effective Date but excluding any liability (i) for Tax arising as a result of the Reorganization, (ii) for a Transaction Preparation Tax or (iii) for which Seller is otherwise liable under Paragraph 2 (Tax covenant), for which the Seller, a member of the Seller’s Group or a Group Company is held liable and required to pay as a result of any provision in the Netherlands or elsewhere imposing liability for any Tax primarily chargeable against a member of the Purchaser’s Group, including costs reasonably and properly incurred, unless and to the extent the member of the Purchaser’s Group could claim, but has not received, payment in respect of that liability for Tax pursuant to this Schedule 14 (Tax);

(b)	any liability for Tax for which the Seller or any member of the Seller’s Group (excluding the Company and Group Companies) is held liable (as tax payer or due to a secondary liability) and required to pay (or otherwise reduces a Seller Tax attribute in the event such requirement to pay is offset by such Tax attribute) as a direct or indirect result of either (i) any change in the accounting and taxation principles or practices of any or relating to any of the Group Companies (including any change in the filing position in Tax Returns) introduced after the Completion Date, (ii) the failure of effectively implementing (tatsächlich durchführen) the Group Profit Pooling Agreements or the Terminated Profit Pooling Agreement within the meaning of Section 14 para. 1 sentence 1 No. 3 sentence 1 of the German Corporate Income Tax Code (Körperschaftsteuergesetz) after the Completion Date or in breach of the obligations of Schedule 10, (iii) the termination of any Group Profit Pooling Agreement without good cause (ohne wichtigen Grund) according to Section 14 para. 1 sentence 1 No. 3 sentence 2 of the German Corporate Income Tax Code (Körperschaftsteuergesetz) after the Completion Date or (iv) any Event (including but not limited to the change in the exercise of any Tax election right, the approval or implementation of any reorganization measure, the sale of any asset or the change of the transfer prices) taken by any member of the Purchaser’s Group (including the Group Company) after the Completion Date, unless, in each case (i) through (iv), required by Tax Law, or required by Law or allowed under applicable Law in order to cure a situation which is not complying with Law for the period prior to Effective Date.

(All claims under Paragraph 3.1 of this Schedule 14 (Tax) are collectively referred to as the “Reverse Tax Indemnification Claims”).

4	Tax refund

4.1

If a member of the Purchaser’s Group or a Group Company has actually received a Tax Refund after the Effective Date relating to the Group Companies from any Tax Authority in respect of any period up to the Effective Date, where such Tax Refund has not been included in the Accounts, then the Purchaser will promptly notify the Seller and Purchaser shall pay to Seller the amount of such Tax Refund, reduced by the reasonable costs incurred by Purchaser in connection with obtaining such Tax Refund, in accordance with Paragraph 7 (Due date for payment, repayment, limitation) of this Schedule 14 (Tax), provided that the Purchaser shall not be required to pay to the Seller any Tax

Refund (or portion thereof) or amount to the Seller to the extent such refund or amount is attributable to (i) an item generated, accrued or taken into account in a post Effective Date taxable period (or portion thereof) and carried back to a taxable period (or portion thereof) prior to the Effective Date and (ii) any change after the Completion Date in Tax rates or the passing of or any change in Law or generally accepted accounting practice, or a change in the interpretation on the basis of case law, regulation, directive or requirement, or a change in the published administrative practice of any Tax Authority or any withdrawal of any extra-statutory concession by a Tax Authority.

4.2	This Paragraph 4 (Tax refund) shall not apply to the extent a Tax Refund effectively reduced any Tax Liability of Seller pursuant to Paragraph 5 (Tax benefits) of this Schedule 14 (Tax) or adversely affected any Purchaser Relief.

5	Tax benefits

5.1	The indemnification payment obligation of the Seller pursuant to Paragraph 2 (Tax covenant) of this Schedule 14 (Tax) shall be reduced by any Tax Benefit arising to a Group Company or a member of the Purchaser’s Group that is directly connected with the facts on which the Purchaser’s claim pursuant to Paragraph 2 (Tax covenant) of this Schedule 14 (Tax) is based. This Paragraph 5 (and the definition of “Tax Benefit”) shall apply mutatis mutandis in the event Purchaser has an indemnification payment obligation to Seller pursuant to this Schedule 14 (Tax).

6	Mitigation

6.1	The Purchaser shall procure that at the Seller’s expense the relevant member of Purchaser’s Group takes all reasonable steps as may be reasonably required and in accordance with applicable Law to mitigate, reduce or eliminate any Tax Liability in respect of which the Purchaser would have been able to make a claim against the Seller (provided the Purchaser has reasonably sufficient advance knowledge of the availability of such right to mitigate) under the Tax Covenant including by:

(a)	using any Relief actually available to Purchaser’s Group (other than a Purchaser’s Relief) so long as (i) it is merely an administrative action, and (ii) does not impose more than a nominal additional cost or expense to the Purchaser other than those funded by the Seller as provided below in this Paragraph 6.1; and

(b)	making claims and elections available under applicable Law in respect of any period ending on or before the Completion Date.

With respect to any out-of-pocket costs for this mitigation, the respective entity of the Purchaser’s Group may request the Seller to advance the funds reasonably required for the mitigation to be pursued. Without prejudice to Paragraph 9, if after receipt of such a request by the entity in question Seller does not make within twenty (20) Business Days the respective payment of the requested advance, in particular, but not limited to, to cover reasonable tax advisor costs and appeal and proceedings costs for the mitigation steps requested by the Seller, then the Seller shall be deemed to have waived the mitigation requirement.

6.2	The provisions of this Paragraph 6 (Mitigation) of this Schedule 14 (Tax) shall apply mutatis mutandis in respect of the mitigation regarding any potential claim the Seller might have against Purchaser hereunder.

7	Due date for payment, repayment, limitation

7.1	Any payment to be made under the Tax Covenant, in accordance with and subject to the limitations of Schedule 18 (Escrow Agreement) (other than in respect of the use or set off of any Purchaser Relief or French NOL) shall be due within twenty (20) Business Days after the earlier of:

(a)	with respect to claims not otherwise described in (b) and (c), receipt of notification from the other Party that the respective payment under the Tax Covenant is due; provided that in the event such a claim is disputed in good faith by a Party, the date on which a compromise or settlement has been reached between the Parties with respect to a claim on the basis of the Tax Covenant;

(b)	the date on which a compromise or settlement has been reached with the Tax Authority in respect of a Tax Liability subject to a claim on the basis of the Tax Covenant; and

(c)	the date on which a final decision is made on appeal with respect to a Tax Liability subject to a claim on the basis of the Tax Covenant against which no appeal is possible or if no appeal or postponement for the payment of the relevant Taxes can be obtained.

7.2	Notwithstanding anything to the contrary in Paragraph 7.1, if advance or prior payment of the underlying Tax Liability (or portion thereof) is required, the payment from the Escrow Account shall be made ten (10) days prior to the due date of such payment to the relevant Tax Authority.

7.3	Any Payment to be made under the Tax Covenant in relation to the use or set off of any Purchaser Relief, shall be due on the earliest possible date on which the relevant Purchaser Relief would otherwise have been utilized.

7.4	Any payment to be made under the Tax Covenant in relation to Paragraph 2.5 of this Schedule 14 (Tax) shall be made within ten (10) calendar days of the notification of the loss or unavailability of the French NOL (or relevant portion thereof).

7.5	Where any payment is made with respect to Tax matters under this Agreement and subsequently circumstances arise that would have allowed the payment not being made under this Agreement if present at the point in time the payment was made, the Party having received such payment shall return any remaining benefit thereof to the other Party.

8	Preparation of Tax Returns

8.1	The Seller shall as soon as reasonably practicable prepare and file, or procure the preparation and filing of, all Tax Returns in respect of the Group Companies and Profit Receiving Companies in a manner and on a basis consistent with past practice and applicable Law, to the extent that:

(a)	these are required to be filed on or prior to the Completion Date; or

(b)	these relate to the CIT Fiscal Unity, the VAT Fiscal Unity and/or the German Corporate Income Tax Fiscal Unity and/or the German Trade Tax Fiscal Unity, provided that, notwithstanding anything herein to the contrary, in the event a Tax Return relates to a Straddle Period or may result in a claim against Purchaser on the basis of a Tax Covenant or otherwise, the Purchaser shall have the right to review such Tax Return (or portions thereof relating to the Group) at least twenty (20) Business Days prior to the due date for filing thereof and the Seller shall accept all reasonable comments of the Purchaser.

8.2	The Purchaser shall prepare and file, or procure the preparation and filing of, all Tax Returns in respect of the Group Companies not covered by Paragraph 8.1 of this Schedule 14 (Tax), provided that all Tax Returns covering a Straddle Period shall be prepared in a manner and on a basis consistent with past practice (bestendige gedragslijn) unless otherwise required by applicable Law. To the extent that any such Tax Return relates to a Straddle Period or may result in a claim against the Seller on the basis of the Tax Covenant, the Seller shall have the right to review such Tax Return at least twenty (20) Business Days prior to the due date for filing thereof and the Purchaser shall accept all reasonable comments of the Seller.

8.3	The Seller and the Purchaser shall provide each other such information and render each other such assistance as is necessary and reasonable to ensure the proper and timely completion and filing of the Tax Returns of the Group Companies.

8.4	No member of Purchaser’s Group shall amend, refile or otherwise modify, or cause or permit to be amended, refiled or otherwise modified, any Tax Return filed by any Group Company for any taxable year or period beginning on or before the Effective Date if such amendment would increase the Seller’s Tax Liability hereunder, unless required by applicable Law.

9	Tax Audits

9.1	The Purchaser shall notify the Seller in writing as soon as practicable, but no later than ten (10) Business Days of becoming aware of a Seller’s Tax Audit or any matter or circumstance that may give rise to a Seller’s Tax Audit. The Seller shall notify the Purchaser in writing as soon as practicable, but no later than ten (10) Business Days, of becoming aware of a Purchaser’s Tax Audit or any matter or circumstance that may give rise to a Purchaser’s Tax Audit. The written notice shall set out such information as is available and as is reasonably necessary to enable the notified Party to assess the merits of the claim, to act to preserve evidence and to make such provision as the notified Party may consider necessary or desirable.

9.2	The Seller shall, at its sole cost and expense, control the conduct of any Seller’s Tax Audit and shall be entitled to settle and compromise any such Seller’s Tax Audit, provided that if a Seller’s Tax Audit also constitutes a Purchaser’s Tax Audit, the Purchaser and the Seller shall (with each party bearing their own respective costs) have joint responsibility for conducting such audit (and shall cooperate with each other in good faith in the conduct of such audit) and no settlement or compromise shall be made without the prior written consent of both Parties; provided further that, notwithstanding anything herein to the contrary, in no event shall Seller settle or compromise any audit if such settlement or compromise would result in any Tax Liability or indemnification obligation of or by the Purchaser or a Group Company without the prior written consent of the Purchaser, such consent not to be unreasonably withheld. With respect to a Seller’s Tax Audit that is not a Purchaser’s Tax Audit, if the Seller so requests, the Purchaser shall or shall procure that the relevant Group Company takes such action as the Seller may reasonably request to participate in, settle, appeal, defend or compromise any Seller’s Tax Audit, provided that the Seller first agrees to indemnify the Purchaser and each Group Company against the related Tax and costs and expenses incurred.

9.3	The Purchaser shall, at the costs and expense of the relevant Group Company, control the conduct of any Tax Audit other than a Seller’s Tax Audit and shall be entitled to settle and compromise any such Tax Audit.

9.4	The Seller and the Purchaser shall provide each other such information and render such assistance as may reasonably be requested in order to ensure the proper and adequate defence of any Tax Audit.

9.5	The Seller and the Purchaser agree to retain all records that reasonably may be required for the conduct of any Tax Audit or other proceedings until the expiration of applicable statutory limitation period and, upon reasonable notice, to provide each other access to all books and records relating to the Group Companies as may be reasonably required to exercise their rights under this Paragraph.

10	CIT Fiscal Unity and VAT Fiscal Unity

10.1	The Dutch Group Companies will be separated from the CIT Fiscal Unity and VAT Fiscal Unity on the Completion Date. Both the Purchaser and the Seller will take the position that the Completion Date will be the Dissolution Date. As soon as reasonable practicable following the Completion Date, but in any event within three (3) months from the date on which the Dutch Group Companies have provided all relevant information to Seller, Seller shall provide Purchaser with completion balance sheets, including explanatory notes thereto, of the Dutch Group Companies as at the Dissolution Date.

10.2	On the first Business Day after the Dissolution Date, the Seller shall provide the Purchaser with a copy of a letter which was sent to the Tax Authority informing that as per the Dissolution Date the Dutch Group Companies no longer form part of the VAT Fiscal Unity.

10.3	The Seller and the Dutch Group Companies shall jointly file a request to allocate loss carry forwards of the CIT Fiscal Unity, to the extent possible and allocable to the Dutch Group Companies, to the Dutch Group Companies in accordance with article 15af CITA.

11	Miscellaneous

11.1	This Schedule 14 (Tax) shall take priority over all other provisions in this Agreement with respect to Tax matters. In particular, any provisions under Clause 11 (Liability) or Clause 13 (Claims) shall not apply with respect to any Tax matters, unless explicitly stated otherwise. This Schedule 14 (Tax) governs the procedure for all Tax related claims and in case of a conflict between this Schedule 14 (Tax) and the remainder of the Agreement, this Schedule 14 (Tax) will take precedence.

11.2	For the avoidance of doubt, Clause 3.4 (Adjustment of the Purchase Price) of the Agreement shall apply to any payment under this Schedule 14 (Tax).

Schedule 15 Parties’ details for Notices

Seller’s details:

VION Holding N.V.

Address:	Postbus 8813 5605 LV EINDHOVEN Nederland
Attention:	General Counsel

With a copy to:

De Brauw Blackstone Westbroek N.V.

Address:	Claude Debussylaan 80 1082 MD AMSTERDAM Nederland
Attention:	Arne Grimme
E-mail:	arne.grimme@debrauw.com

Purchaser’s details:

Darling International Inc.

Address:	251 O’Connor Ridge Boulevard, Suite 300, Irving, Texas 75038 USA
Attention:	John Sterling, Executive Vice President / General Counsel and Secretary
E-mail:	jsterling@darlingii.com

Schedule 17 Deeds of Transfer

1	Dutch Deeds of Transfer

DEED OF TRANSFER OF SHARES

[•]

On the [•] day of [•] two thousand and thirteen appears before me, [Reinhard Willem Clumpkens], notaris (civil-law notary) practising in Amsterdam:

[•]

, for the purpose hereof acting as attorney authorised in writing of:

1.	[•],, a limited liability company, with corporate seat in Best, the Netherlands, and having its address at [•], number Trade Register [•] (“Transferor”) and in that capacity is representing Transferor;

2.	[•], (the “Transferee”), and in that capacity is representing the Transferee; and

3.	[•], a limited liability company, with corporate seat in [•], the Netherlands, and having its address at: [•], the Netherlands, [•], number Trade Register [•], (“[•]”) and in that capacity is representing [•].

The person appearing

DECLARES THAT,

WHEREAS:

Previous acquisition.

(i)	Transferor is holder of [•] ([•]) shares, numbered 1 up to and including [•], each share having a par value of [•](EUR [•]), in the share capital of [•] (the “Shares”);

(ii)	the Shares were acquired by Transferor as follows:

[•]

(iii)	the Shares are registered in the shareholders register of [•] in the name of Transferor;

(iv)	on the [•] day of [•] two thousand and thirteen, Transferor and the Transferee entered into a share purchase agreement with respect to the Shares (the “Agreement”);

(v)	pursuant to the Agreement, Transferor must transfer the Shares to the Transferee;

(vi)	Transferor, as the sole shareholder of [•], intends to approve the present transfer of the Shares, as referred to in article 9 paragraph 1 of the articles of association of [•];

(vii)	this transfer of the Shares is not prohibited under the Regulation (EEC) Number 139/2004 or the Competition Act (“Mededingingswet”) or under the applicable legislation on concentration of any other country;

IT IS HEREBY AGREED AND CONFIRMED AS FOLLOWS:

Transfer.

Article 1.

Pursuant to the Agreement, Transferor hereby transfers the Shares to the Transferee, who accepts the transfer of the Shares.

The Shares are for the account of the Transferee as of the first day of July two thousand and thirteen, this in accordance with the Effective Date as defined in the Agreement.

Purchase price.

Article 2.

The purchase price and its method of payment are further specified in the Agreement and the notary letter (as defined in the Agreement) and are sufficiently known to Transferor and the Transferee.

Transfer restrictions.

Article 3.

Transferor, as the sole shareholder of [•], approves the present transfer of the Shares in accordance with the provisions of article 26 of the articles of association of [•] and as required by article 9 paragraph 1 of the articles of association of [•].

The managing directors of [•] have been sufficiently enabled to advise regarding the resolution mentioned in the previous sentence.

Acknowledgment.

Article 4.

[•] acknowledges the transfer of the Shares.

Dissolution.

Article 5.

5.1.	Unless otherwise provided for in this deed all that has been agreed between the parties prior to the execution of this deed shall remain in full force and effect, provided, however, that a condition subsequent relating to the transfer of the Shares, if any, may no longer be invoked and a condition precedent relating to the and transfer of the Shares, if any, is deemed to have been fulfilled.

5.2.	Each of the parties waives any right to dissolve the agreement contained in this deed under the provisions of section 6:265 Civil Code as far as it concerns the transfer of the Shares.

5.3.	The agreement contained in this deed shall be governed by Dutch law.

Sufficient proof of the existence of the powers of attorney has been given to me, notaris.

The written powers of attorney to the person appearing are evidenced by three (3) private instruments, which are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the parties and following the statement of the person appearing that [s]he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

2	German Deed of Transfer

Roll of Deeds No. [•]

Recorded

at [•]

on [•] 2013

Before me, the undersigned notary

[•]

with offices at [•],

there appeared today:

[First Name, Name, Date of Birth, Private Address], not acting in [his/her] own name but for and on behalf of

VION Food Hamburg GmbH, having its registered seat in Hamburg, registered in the commercial register of the local court (Amtsgericht) in Hamburg under no. 103076 (“VION Food Hamburg”),

pursuant to a certified power of attorney dated [•], the original of which was submitted at notarisation and a copy of which is attached to this deed as Annex 1; the notary hereby certifies that this copy is a true and complete copy of the original,

and

for and on behalf of

[•] (the “Transferee”),

pursuant to a certified power of attorney dated [•], the original of which was submitted at notarisation and a copy of which is attached to this deed as Annex 2; the notary hereby certifies that this copy is a true and complete copy of the original.

The person appearing identified [himself/herself] by [his/her] valid identity card.

The notary explained the meaning of the prohibition of his participation under sec. 3 para. 1 sentence 1 no. 7 German Notarisation Act (Beurkundungsgesetz). The person appearing confirmed that the notary was not subject to the prohibition within the meaning of that provision.

The person appearing then requested the notarisation of the following

SHARE TRANSFER AGREEMENT

Preamble

(A)	VION Ingredients Germany GmbH, having its registered seat in Belm, is registered in the commercial register of the local court (Amtsgericht) in Osnabrück under no. 203563 with a share capital of EUR 51,600 (“VION Ingredients Germany”).

(B)	VION Food Hamburg is the sole shareholder of VION Ingredients Germany and holds all shares in VION Ingredients Germany (collectively the “Shares”) comprising of

•	one share with a nominal amount of EUR 38,100.00 (with the serial number 1),

•	one share with a nominal amount of EUR 13,400.00 (with the serial number 2), and

•	one share with a nominal amount of EUR 100.00 (with the serial number 3).

(C)	On [•] 2013, [inter alia] [VION Holding N.V., a limited liability company, with corporate seat in Best, the Netherlands, and having its address at 5657 GB Eindhoven, the Netherlands, Noord Brabantlaan 303-307, number Trade Register 17053901 (“VION Holding”)], [VION Food Hamburg] and the Transferee entered into a share purchase agreement inter alia related to the Shares (the “Agreement”).

(D)	Pursuant to the Agreement, VION Food Hamburg is obliged to assign the Shares to the Transferee. In fulfilment of such obligation, VION Food Hamburg and the Transferee hereby enter into this share transfer agreement.

1	Assignment

1.1	VION Food Hamburg hereby assigns (abtreten) the Shares to the Transferee. For the avoidance of doubt, the assignment relates to all shares in VION Ingredients Germany irrespective of whether or not the above statements under (B) regarding the division of VION Ingredients Germany’s share capital and/or the nominal amounts of the listed shares are accurate.

1.2	The Transferee hereby accepts the aforementioned assignment.

1.3	The aforementioned assignment is subject to the conditions precedent (aufschiebend bedingte Abtretung) that

•	100% of the shares in VION Ingredients International (Holding) B.V., having its address at N.C.B.-weg 10, 5681RH, Best, the Netherlands, number Trade Register 17064839, have been transferred by VION International B.V., having its address at Boseind 10, 5281RM, Boxtel, the Netherlands, number Trade Register 16085021, to the Transferee, and

•	100% of the shares in VION Ingredients Nederland (Holding) B.V., having its address at N.C.B.-weg 10, 5681RH, Best, the Netherlands, number Trade Register 17052555, have been transferred by VION Nederland B.V., having its address at Noord Brabantlaan 303-307, 5657GB, Eindhoven, the Netherlands, number Trade Register 17022879, to the Transferee.

1.4	The Shares are assigned together with all rights and obligations, but with economic effect as of 1 July 2013.

2	Purchase Price

The assignment referred to in sec. 1 above is made in performance of VION Food Hamburg’s obligations under the Agreement. No additional purchase price is due under this share transfer agreement.

3	Governing Law

3.1	This share transfer agreement and any contractual rights and obligations arising out of or in connection therewith shall be governed by and construed in accordance with German law excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and excluding the provisions of German private international law.

3.2	Any non-contractual rights and obligations in connection with this share transfer agreement shall also be governed by and construed in accordance with German law.

4	Severability

Should any provision of this share transfer agreement be or be deemed to be wholly or partly invalid, ineffective or unenforceable, this shall not affect the validity, effectiveness or enforceability of the remaining provisions of this share transfer agreement. Any such invalid, ineffective or unenforceable provision shall, to the extent permitted by law, be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision. The aforesaid shall apply mutatis mutandis to any omission in this share transfer agreement.

The deed, including the annexes, was read aloud to the person appearing, approved by [him/her], and personally signed by [him/her] and the acting notary as follows:

Schedule 19 Overview Intra-Group Services

SERVICE

1	Fee Credit Management

2	Internal Audit (IAD)

3	Insurance service broker

4	ICT fee

5	General intragroup services, consisting of: • management fee • legal • tax • treasury • audit services

Schedule 22 Shares

Shares in Company	Share Seller	Share Purchaser
100% in VION Ingredients Nederland (Holding) B.V.	VION Nederland B.V.	Purchaser’s nominee
100% in VION Ingredients International (Holding) B.V.	VION International B.V.	Purchaser’s nominee
100% in VION Ingredients Germany GmbH	VION Food Hamburg GmbH	Purchaser’s nominee

Schedule 24 US Elections

Harimex do Brazil Ltda. (Brazil)

Vion (Shanghai) Management Co., Ltd. (China)

Sobel GmbH

China Millers Ltd.

Global Ceramic Materials Ltd.

Vion 5Q UK Ltd.

Sonac Hides & Skins (UK) Ltd. (UK)

Rousselot S.A.S.

Rousselot Angouleme S.A.S.

Rousselot Isle Sur La Sorgue S.A.S.

Sobel Holding GmbH

Laru GmbH

Sonac Bad Bramstedt GmbH

Sonac Bramstedt Nord GmbH

Vion 5Q GmbH

VION Ingredients Germany GmbH

Rousselot GmbH

Sobel Luxembourg Sarl

Rousselot (M) Sdn Bhd (Malaysia)

VION Ingredients Nederland (Holding) BV

Harimex BV

Hepac BV

Ligital BV

Sonac Loenen BV

Rendac BV

Rendac Son BV

Sonac Burgum BV

Ecoson BV

Sonac Son BV

Hr-Service Bergum BV

Hr-Service Nederland BV

Rousselot BV

Sonac BV

Sonac Eindhoven BV

Sonac Harlingen BV

Sonac Vuren BV

Vion 5Q BV

VION Ingredients Nederland BV

IT Services BV

Rousselot Gelatin SL (Spain)

VION Ingredients International (Holding) BV

Eco-Vion Belgium NV

Rendac NV

Rendac Transport NV

Rendac Udes S.A.

Rendac Udes Transport S.A.

Sonac Belgie NV

Vada NV

Sonac Gent NV

Sonac Transport NV

Rousselot NV

Rousselot Gelatinas do Brasil Ltda (Brazil)

Sonac Australia PTY, Ltd (Aus)

SNP Handels-und Beteiligungs-GmbH

Sonac Lingen GmbH

Rendac Lingen GmbH

Sonac Kiel GmbH

Sonac Mering GmbH

Kanzler GmbH

Rendac Jagel GmbH

Rendac Rotenburg GmbH

Rendac Icker GmbH & Co. KG

Ecoson GmbH

Sonac Gelsenidrchen GmbH

Sonac Elsholz GmbH

Sonac Erolzheim GmbH

Sonac Versmold GmbH

MD Entsorgungsgesellschaft Fur Schlachtnebenprodukte mbH

Sonac Bergheim GmbH (Austria)

Sonac Brunen GmbH

SNP Verwaltungs-GmbH

Sanrec GmbH

Sonac Usnic Sp. z.o.o. (Poland)

Sonac Osetnica Sp. z.o.o. (Poland)

Schedule 26 German real estate

MD Entsorgungsgesellschaft für Schlachtnebenprodukte mbH

LARU GmbH

SNP Handels- und Beteiligungsgesellschaft GmbH

Rendac Jagel GmbH

Rendac Lingen GmbH

Rendac Rotenburg GmbH

Sonac Bad Bramstedt GmbH

Sonac Brünen GmbH

Sonac Bramstedt Nord GmbH

Sonac Elsholz GmbH

Sonac Erolzheim GmbH

Sonac Kiel GmbH

Sonac Lingen GmbH

Sonac Mering GmbH

Sonac Versmold GmbH